ASCENDANT
SOLUTIONS℠

EVERYTHING HAS ITS BEAUTY, BUT NOT EVERYONE SEES IT.

VISION



Since 2002, Ascendant Solutions has invested in, or acquired, manufacturing, distribution, healthcare and service enterprises, and real estate. Our vision allows us to assemble a diverse portfolio and create long-term value for our shareholders.

ASCENDANT SOLUTIONS℠

To Our Stockholders

For the second consecutive year, we have increased our stockholders' equity per share. In addition, we set another record with revenues from continuing operations of over $43 million. We are very pleased with our results this past year as we have spent a considerable amount of our effort integrating acquisitions we made in 2004. We differentiate our company in our ability to underwrite complicated opportunities and to close quickly. While you should expect to get a better than market return on these acquisitions, they sometimes take longer than originally estimated to correct the issues that made them available for purchase. It certainly tests our skills and problem solving abilities. In any event, our EBITDA from continuing operations increased 140% and our stockholders equity per share increased 25% after adjusting for the non-cash charges related to our Fairways Frisco investment. We will continue to focus our efforts on these metrics.*

Our business still falls into 3 business segments, Healthcare, Real Estate Advisory Services and Corporate & Other.

The Healthcare segment was a year of perspicuity. Dougherty's Holdings, Inc. is comprised of 4 pharmacies and a home infusion therapy company. Our pharmacies continue to show growth in revenues, primarily due to Dougherty's Pharmacy in Dallas. This pharmacy's long history began in 1929 and continues today as one of Dallas's oldest, largest and best-known full-service pharmacies. Joe Park and his team are committed to providing the finest in customer service and are some of the hardest working pharmacists in the metroplex. I am proud to be part of their team. Our home infusion therapy company, Park InfusionCare, has not been able to fulfill our expectations. We do not have the type of specialized leadership it requires to make this business the success it deserves to be. In November, we announced we were committed to exploring strategic alternatives for this business. As a result, the operations of this segment are now reflected in our financial statements as discontinued operations. We continue to operate the business as we explore alternatives for it.

The Real Estate Advisory Services segment had another very good year. CRESA Partners of Orange County continued to expand their market in southern California. The leadership team has done a tremendous job of expanding its client base as well as bringing new ideas to the national CRESA brand. I get the opportunity to see them regularly at their board meetings and I am impressed with their maturation from real estate brokers to thoughtful business men and women. It is an energetic, strategic thinking firm. If you or anyone you know needs tenant representation services anywhere in the country, you should call them. You won't be disappointed.

Our Corporate & Other segment was the most active this past year completing our investment in Frisco Square. In any event, all of our investments in this category enjoyed another prosperous year. Our very first acquisition, Ampco Partners, Ltd., a manufacturer of non-sparking, non-magnetic safety tools, continues to exceed expectations. We were given the opportunity to participate in this by Bobby Lutz. You won't meet a finer individual. Bobby and Karin Roundtree, President of Ampco, consistently meet their goals in an ever changing industry. We did sell our interest in a New Jersey partnership realizing cumulative cash of approximately 9 times our original investment of $145,000. Our investment in Frisco Square (through Fairways Frisco, LP) has required much of our attention this past year. We have invested approximately $1.2 million

To Our Stockholders (cont.)

in the project. We have included results of our annual appraisal of Frisco Square in our annual filings. Our share of the Net Appraised Value is approximately $4 million.** As you can imagine, a project of this size has a lot of moving parts and it demands our continued focus and attention. Woodrow Wilson once said, "I not only use all the brains that I have, but all that I can borrow." That has never been truer with our Frisco Square involvement. There is a lot of work required to complete this project and we are excited about its future.

The term of one of our directors, Jonathan Bloch, expires as of the date of our annual meeting. His business activities do not allow him the time necessary to continue as a Board member and he has elected not to stand for re-election. He was the reason I originally got involved with the company and was instrumental in its start up and original public offering. He has been a valuable resource for me and the other members of the Board. We will miss his leadership as a director but will continue our friendship.

We continue to seek opportunities to expand our businesses or acquire new companies. We seem to be most successful in situations that require some creativity and the ability to act quickly. We thrive in those kinds of environments. Our team enjoys helping others find a winning solution for the condition they find themselves in. We like to win as do all of our partners. As Don Nelson, the legendary basketball player and coach, once said, "If we are gonna win, we have to play up to and beyond our potential. We are capable of doing that." I think he is right and we can do that.

Our annual meeting is scheduled for 1:00 PM on May 24, 2006, at our headquarters. Every year, we have a few more shareholders attend and I hope you all can make it this year. We have a lot of interesting things going on. Refreshments will be served.

JmLeslie

James C. Leslie
Chairman of the Board
April 17, 2006

* For more information on these metrics, including a reconciliation to comparable generally accepted accounting principles measures, see our Annual Report on Form 10-K included herein.

** Please refer to our Annual Report on Form 10-K included herein for further information on the Net Appraised Value of Frisco Square and our share thereof.

Ascendant Solutions, Inc. • 16250 Dallas Parkway, Suite 205 • Dallas, TX 75248 • Phone: 972-250-0945 • Fax: 972-250-0934

Corporate Information

ASCENDANT SOLUTIONS℠

DIRECTORS & MANAGEMENT

James C. Leslie, Director
Chairman of the Board of Directors
Ascendant Solutions, Inc.
President, Leslie Enterprises L.P.

David E. Bowe, Director
President and Chief Executive Officer
Ascendant Solutions, Inc.

Anthony J. LeVecchio, Director
Chairman, Audit Committee
President, The James Group, Inc.

Jonathan R. Bloch, Director
Managing Director
GKM Ventures

Will Cureton, Director
Partner & Co-Founder
CLB Partners, Ltd.

Gary W. Boyd
Vice President – Finance &
Chief Financial Officer
Ascendant Solutions, Inc.

CORPORATE HEADQUARTERS

Ascendant Solutions, Inc.
16250 Dallas Parkway, Suite 205
Dallas, TX 75248
Phone: 972-250-0945
Facsimile: 972-250-0934
www.ascendantsolutions.com

INVESTOR RELATIONS

Phone: 972-250-0945
E-mail: gboyd@ascendantsolutions.com

CORPORATE COUNSEL

Munsch Hardt Kopf & Harr, P.C.
Dallas, Texas

INDEPENDENT AUDITORS

Hein & Associates, LLP
Dallas, Texas

STOCK DATA

The Common Stock of the Company is traded on the OTC Bulletin Board under the symbol ASDS.OB.

TRANSFER AGENT

Securities Transfer Corporation
469-633-0101

Address Shareholder Inquiries To:
Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, TX 75034

E-mail Address: info@stctransfer.com
Website: www.stctransfer.com

ANNUAL MEETING OF STOCKHOLDERS

The Company will hold its Annual Meeting of Stockholders on Wednesday, May 24, at 1:00 p.m. CDT at 16250 Dallas Parkway, Suite 102, Dallas, TX 75248.

FORM 10-K

The Company's Annual Report on Form 10-K for the year ended December 31, 2005, has been filed with the Securities and Exchange Commission. **A copy of this report, including the financial statements and financial statement schedules, may be obtained without cost by writing, calling or emailing the Company at the Corporate Headquarters. This report along with other Company filings with the SEC are also available through the Company's website, www.ascendantsolutions.com.**

Your vote is important

ASCENDANT SOLUTIONS, INC.

Proxy Statement

2006 ANNUAL MEETING OF STOCKHOLDERS

Ascendant Solutions, Inc.
16250 Dallas Parkway, Suite 205
Dallas, Texas 75248
972-250-0945

April 17, 2006

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 24, 2006

Ascendant Solutions, Inc. ("Ascendant Solutions" or the "Company") will hold its Annual Meeting of Stockholders at 16250 Dallas Parkway, Suite 102, Dallas, Texas 75248 on May 24, 2006 at 1:00 pm.

We are holding this meeting:

1. To elect one Class A director to hold office until the annual meeting of stockholders in the year 2009 and until his successor is elected and qualified;

2. To ratify the appointment of Hein & Associates, LLP to be the Company's independent auditors for fiscal year 2006;

3. To transact any other business that properly comes before the meeting.

Your board of directors recommends that you vote in favor of the proposal outlined in this proxy statement.

Your board of directors has selected April 3, 2006 as the record date for determining stockholders entitled to vote at the meeting. A list of stockholders on that date will be available for inspection at Ascendant Solutions, Inc., 16250 Dallas Parkway, Suite 205, Dallas, Texas, for at least ten days before the meeting.

This notice of annual meeting, proxy statement, proxy and our 2006 Annual Report to Stockholders are being distributed on or about April 24, 2006.

You are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to mark, sign, date and return the enclosed Proxy as soon as possible in the envelope enclosed for that purpose. Any stockholder attending the meeting may vote in person even if he or she previously returned a Proxy.

By Order of the Board of Directors,

Gary W. Boyd
Vice President-Finance and
Chief Financial Officer

TABLE OF CONTENTS

YOUR VOTE IS IMPORTANT.
PLEASE REMEMBER TO PROMPTLY
RETURN YOUR PROXY CARD.

QUESTIONS AND ANSWERS

Q1: Who is soliciting my proxy?

A: We, the board of directors of Ascendant Solutions, Inc., are sending you this proxy statement in connection with our solicitation of proxies for use at the 2006 Annual Meeting of Stockholders. Certain directors, officers and employees of Ascendant Solutions also may solicit proxies on our behalf by mail, e-mail, phone, fax or in person.

Q2: Who is paying for this solicitation?

A: Ascendant Solutions will pay for the solicitation of proxies. Ascendant Solutions will also reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses in forwarding our proxy materials to the beneficial owners of Ascendant Solutions' common stock.

Q3: What am I voting on?

A: Two items:

- A proposal to elect David E. Bowe as a Class A director.
- A proposal to ratify the appointment of Hein & Associates, LLP to be the Company's independent auditors for fiscal year 2006

Q4: Who can vote?

A: Only those who owned common stock at the close of business on April 3, 2006, the record date for the Annual Meeting, can vote. If you owned common stock on the record date, you have one vote per share for each matter presented at the Annual Meeting.

Q5: How do I vote?

A: You may vote your shares either in person or by proxy. To vote by proxy, you should *mark, date, sign* and *mail* the enclosed proxy in the enclosed prepaid envelope. Giving a proxy will not affect your right to vote your shares if you attend the Annual Meeting and want to vote in person - by voting you automatically revoke your proxy. You also may revoke your proxy at any time before the voting by giving the Assistant Corporate Secretary of Ascendant Solutions written notice of your revocation or by submitting a later-dated proxy. If you execute, date and return your proxy but do not mark your voting preference, the individuals named as proxies will vote your shares **FOR** the election of the nominee for director.

Q6: What constitutes a quorum?

A: Voting can take place at the Annual Meeting only if stockholders owning a majority of the voting power of the common stock (that is a majority of the total number of votes entitled to be cast) are present in person or represented by effective proxies. On the record date, we had 22,396,809 shares of common stock outstanding. Both abstentions and broker non-votes are counted as present for purposes of establishing the quorum necessary for the meeting to proceed. A broker non-vote results from a situation in which a broker holding your shares in "street" or "nominee" name indicates to us on a proxy that you have not voted and it lacks discretionary authority to vote your shares.

Q7: What vote of the stockholders will result in the matters being passed?

A: *Election of Directors.* Directors require a plurality of the votes cast in person or by proxy by the stockholders to be elected. Accordingly, abstentions and broker non-votes will have no effect on the outcome of the election of directors assuming a quorum is present or represented by proxy at the Annual Meeting.

Ratification of Independent Auditors. To ratify the appointment of Hein & Associates LLP as our independent auditors for the current fiscal year, stockholders holding a majority of the shares represented in person or by proxy at the meeting must vote in favor of this action. Abstentions have the same effect as votes "against" the proposal and broker non-votes have no effect at all.

Q8. What does it mean if I get more than one proxy card?

A: If your shares are registered differently and are in more than one account, you will receive more than one proxy card. Sign and return all proxy cards to ensure that all your shares are voted. We encourage you to have all accounts registered in the same name and address whenever possible. You can accomplish this by contacting our transfer agent, Securities Transfer Corporation at 469-633-0101 or by visiting their website at www.stctransfer.com.

Q9: How does the board recommend that I vote on the matters proposed?

A: The board of directors of Ascendant Solutions unanimously recommends that stockholders vote **FOR** the nominee to the board of directors and to ratify the appointment of Hein & Associates, LLP as the Company's independent auditors for fiscal year 2006 as submitted at this year's Annual Meeting.

Q10: Where can I get a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005?

A: We will provide without charge a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, including the financial statements and the financial statement schedules, to each stockholder upon written request to Gary W. Boyd, Vice President-Finance and Chief Financial Officer, Ascendant Solutions, Inc., 16250 Dallas Parkway, Suite 205, Dallas, Texas 75248. This proxy statement and the 2005 Annual Report on Form 10-K are also available on Ascendant's website at www.ascendantsolutions.com.

PROPOSAL 1.
ELECTION OF DIRECTORS

Our business affairs are managed under the direction of the board of directors, or the Board, consisting of five persons, divided into three classes. Members of each class serve offset terms of three years so that only one class is elected each year. The following table sets forth each class, the directors comprising each class and their respective terms:

CLASS	DIRECTORS	TERM EXPIRING
Class A	David E. Bowe Jonathan R. Bloch	2006 Annual Meeting
Class B	Anthony J. LeVecchio Will Cureton	2007 Annual Meeting
Class C	James C. Leslie	2008 Annual Meeting

Jonathan R. Bloch has elected to not stand for re-election as a Class A director at the 2006 Annual Meeting of Stockholders. The Board of Directors has not appointed a replacement for Mr. Bloch's vacant seat on the board of directors at this time. David E. Bowe is the only director nominee on the proxy for the 2006 Annual Meeting of Stockholders.

Richard L. Bloch, a Class B director resigned from the Board of Directors on February 16, 2005. Will Cureton was appointed as a director to fill the vacancy in the Class B directors created by Mr. Bloch's resignation. Class B directors, now consisting of Mr. LeVecchio and Mr. Cureton, will continue to serve following this Annual Meeting of Stockholders for a term that will expire at the Annual Meeting of Stockholders in 2007.

The persons designated as proxies will vote the enclosed proxy for the election of the nominee unless you direct them to withhold your votes. If the nominee becomes unable to serve as a director before the meeting (or decides not to serve), the individuals named as proxies may vote for a substitute or we may reduce the number of members of the board. The Board recommends that stockholders vote **FOR** the nominee.

Below are the names and ages of the nominee for Class A director, and the continuing Class B and Class C directors, the years they became directors, their principal occupations or employment for at least the past five years and certain of their other directorships, if any.

Nominee for Election for Term Ending with the 2009 Annual Meeting

Class A Director

- **David E. Bowe** *Age 47, director since 2000.*

Mr. Bowe has served as our Chief Executive Officer since August, 2000, President since March 2000 and was our Chief Financial Officer from September 1999 to October 2004. Prior to accepting the position of President, Mr. Bowe also acted as our Executive Vice President from September 1999. Before joining us, Mr. Bowe served as President of U.S. Housewares Corporation (a consumer products company) from September 1998 to September 1999. Prior to that, Mr. Bowe was Executive Vice President of Heartland Capital Partners L.P. (a private equity firm) from 1993 to 1997 where he was responsible for making private equity investments. From 1987 to 1992, Mr. Bowe served in various executive capacities for The Thompson Company (a private investment firm) where he participated in the acquisition, development and operation of several portfolio companies. From 1980 to 1987, Mr. Bowe held various executive positions with Brown Brothers Harriman & Co. (a Wall Street private bank). Mr. Bowe received a BSBA in Finance from Georgetown University and is a Chartered Financial Analyst.

Directors Continuing in Office Until the 2007 Annual Meeting

Class B Directors

- **Anthony J. LeVecchio** *Age 58, director since 2004.*

Mr. LeVecchio has been the President and owner of The James Group, a general business consulting firm that has advised clients across a range of high-tech industries, since 1988. Prior to forming The James Group in 1988, Mr. LeVecchio was the Senior Vice President and Chief Financial Officer for VHA Southwest, Inc., a regional healthcare system. Mr. LeVecchio currently serves as director advisor, and executive of private and public companies in a variety of industries. He currently serves on the Board of Directors of Microtune, Inc., a Dallas-based semiconductor company that is listed on the Nasdaq National Market, and serves as the Chairman of its Audit Committee. He also currently serves on the Board of Directors of Digital Generation Systems, Inc., a technology company based in Irving, Texas that is listed on the Nasdaq National Market and serves as the Chairman of its Audit Committee. Mr. LeVecchio holds a Bachelor of Economics and a M.B.A. in Finance from Rollins College.

- **Will Cureton** — *Age 55, director since 2005.*

  Mr. Cureton is a member and manager of CLB Holdings, LLC, a Texas limited liability company, which is the general partner of CLB Partners, Ltd., a Texas limited partnership ("CLB"), which is engaged in real estate development and which he co-founded in October 1997. Mr. Cureton is also a limited partner of CLB. Prior to co-founding CLB, Mr. Cureton was Chief Operating Officer of Columbus Realty Trust, a real estate investment trust, from 1993 to 1997. In 1987 Mr. Cureton co-founded Texana, a commercial real estate investment and property management company, and served as its President and Chief Executive Officer until 1993. From 1981 to 1987, Mr. Cureton served as an executive officer with The DicoGroup, Inc., a Dallas based real estate investment company. Mr. Cureton started his career with Coopers & Lybrand, where he worked from 1974 to 1981. Mr. Cureton received a Bachelor of Business Administration degree in accounting from East Texas State University (now known as Texas A&M University - Commerce).

Director Continuing in Office Until the 2008 Annual Meeting

Class C Director

- **James C. Leslie** — *Age 50, a director since July 2001 and Chairman of the Board since March 2002.*

  Since March 2001, Mr. Leslie has focused primarily on managing his personal investments. Mr. Leslie has positions in one or more subsidiaries, or affiliates, of Ascendant. From 1996 through March 2001, Mr. Leslie served as President and Chief Operating Officer of The Staubach Company, a full-service international real estate strategy and services firm. From 1988 through March 2001, Mr. Leslie also served as a director of The Staubach Company. Mr. Leslie was President of Staubach Financial Services from January 1992 until February 1996. From 1982 until January 1992, Mr. Leslie served as Chief Financial Officer of The Staubach Company. Mr. Leslie serves on the board of Stratus Properties, Inc., a company that is listed on the NASDAQ National Market, and serves on boards of several private companies. Mr. Leslie holds a B.S. degree from The University of Nebraska and an M.B.A. degree from The University of Michigan Graduate School of Business.

All of the foregoing persons are currently directors. Their positions on standing committees of the Board of Directors are shown below under "Committees of the Board of Directors; Meetings".

There are no family relationships among the executive officers or directors. There are no arrangements or understandings pursuant to which any of these persons were elected as an executive officer or director.

Other Executive Officer

Gary W. Boyd, 40, has served as our Vice President-Finance and Chief Financial Officer since October 2004. From 1987 to 1994, Mr. Boyd was an accountant with Coopers & Lybrand, LLP, serving as an audit manager from 1991 to 1994. From 1994 to 1996, Mr. Boyd was the controller of Summit Acceptance Corporation, a national financial services company, and from 1996 to 2000, Mr. Boyd served as the Chief Financial Officer and Secretary of Summit Acceptance Corporation. From 2001 to 2002, Mr. Boyd was the Vice President – Finance of PARAGO, Inc., a technology based service provider to the promotions management industry. From January 2003 until he joined the Company, Mr. Boyd was the Vice President-Finance of CountryPlace Mortgage, Ltd., a subsidiary of Palm Harbor Homes, Inc., a company listed on the NASDAQ that manufactures, markets and finances multi-section manufactured and modular homes. Mr. Boyd received a Bachelor of Business Administration degree from Baylor University in 1987 and is a certified public accountant.

Compensation of Directors

Non-employee directors (excluding Mr. LeVecchio) are compensated $500 for each board meeting attended in person and $250 for each board meeting attended telephonically. Mr. LeVecchio is compensated $8,750 per quarter for his services as a member of the Board of Directors and as Chairman of the Audit Committee. During 2005, Mr. LeVecchio was paid $8,750 in cash and elected to receive 17,500 shares of restricted stock for the remainder of his 2005 director compensation. These shares vested pro-rata at the end of the quarters ending June, September and December 2005. Additionally, Mr. Bloch and Mr. Cureton received 2,500 shares each in lieu of cash compensation for their attendance at the 2005 board meetings. These shares also vested pro-rata at the end of the quarters ending June, September and December 2005.

Our directors are also eligible to receive stock option grants under our 1999 Long-Term Incentive Plan and our 2002 Equity Incentive Plan. For descriptions of the 1999 Long-Term Incentive Plan and the 2002 Equity Incentive Plan, please see the discussions set forth in the section titled "Management." In addition, James C. Leslie, Chairman of the Board, was paid an annual retainer of $50,000 for his service as Chairman of the Board in 2005.

Committees of the Board of Directors; Meetings

During the year ended December 31, 2005, the entire Board met nine times and acted five times by unanimous written consent. During fiscal 2005, no director attended fewer than 75% of the aggregate number of meetings of the Board and committees on which such director served.

The Board has three standing committees, the Audit Committee, the Compensation Committee and the Related Party Transactions Committee. The Board does not have a separate Nominating Committee and performs all of the functions of that committee.

Audit Committee. The Audit Committee has as its primary responsibilities the appointment of the independent auditor for the Company, the pre-approval of all audit and non-audit services, and assistance to the Board in monitoring the integrity of our financial statements, the independent auditor's qualifications, independence and performance and our compliance with legal requirements. The Audit Committee operates under a written charter adopted by the Board, a copy of which is available on the Company's website at www.ascendantsolutions.com. During the year ended December 31, 2005, the Audit Committee met five times. Jonathan R. Bloch and Anthony J. LeVecchio are the current members of the Audit Committee, but Mr. Bloch has elected to not stand for re-election as a Class A director and, after the Annual Meeting will no be a member of the Audit Committee.

The Securities and Exchange Commission ("SEC") has adopted rules to implement certain requirements of the Sarbanes-Oxley Act of 2002 pertaining to public company audit committees. One of the rules adopted by the SEC requires a company to disclose whether the members of its Audit Committee are "independent." Since we are not a "listed" company, we are not subject to rules requiring the members of our Audit Committee to be independent. The SEC also requires a company to disclose whether it has an "Audit Committee Financial Expert" serving on its audit committee.

Based on its review of the applicable rules of The Nasdaq National Market governing audit committee membership, the Board believes that Mr. LeVecchio is "independent" within the meaning of Nasdaq listing standards but does not believe that Mr. Bloch is "independent" within the meaning of such rules. The Board does believe that both members of the Audit Committee satisfy the general definition of an independent director under Nasdaq's Rule 4200, but Mr. Bloch fails to satisfy the more stringent requirements applicable to audit committees under Rule 4350 in view of Richard L. Bloch's beneficial ownership of 15.6% of our common stock and Jonathan Bloch's family relationship with Richard Bloch.

Based on its review of the criteria of an Audit Committee Financial Expert under the rule adopted by the SEC, the Board, after reviewing all of the relevant facts, circumstances and attributes, has determined that Mr. LeVecchio, the Chairman of the Audit Committee, is the sole "audit committee financial expert" on the Audit Committee.

Compensation Committee. The Compensation Committee recommends to the Board annual salaries for senior management and reviews all company benefit plans. During the year ended December 31, 2005, the Compensation Committee had no formal meetings, instead the full Board performed these functions. The current members of the Compensation Committee are Jonathan R. Bloch and Anthony J. LeVecchio, but Mr. Bloch has elected to not stand for re-election as a Class A director and, after the Annual Meeting will no be a member of the Compensation Committee. .

Related Party Transactions Committee. The Related Party Transactions Committee was created on February 15, 2005 and is responsible for the review of all related party transactions for potential conflict of interest situations on an ongoing basis, including transactions with management, certain business relationships, and indebtedness of management. The current members of the Related Party Transactions Committee are Jonathan R. Bloch and Anthony J. LeVecchio. The Related Party Transactions Committee had no formal meetings during the year ended December 31, 2005.

Corporate Governance

Nomination Process. The Board does not have a separate Nominating Committee and performs all of the functions of that committee. The Board believes that it does not need a separate nominating committee because the full Board is relatively small, has the time to perform the functions of selecting Board nominees and in the past has acted unanimously in regard to nominees. The Board has also considered that two of its members, Will Cureton and James C. Leslie, constitute two of the three persons who have voting control with respect to 7,948,800 shares of common stock, or 35.5% of the shares entitled to vote, as discussed in the footnotes in "Stock Ownership."

In view of Ascendant's size, resources and limited scope of operations, the Board has determined that it will not increase the size of the Board from its current size of five members, although the Board will have one vacancy. Upon the expiration of Jonathan R. Bloch's term of office at the 2006 Annual Meeting, the Board will consist of only four members. In the future, the Board may determine that increased size, scope of operations or other factors would make it advisable to add additional directors. In considering an incumbent director whose term of office is to expire, the Board reviews the director's overall service during the person's term, the number of meetings attended, level of participation and quality of performance. In the case of new directors, the directors will consider suggestions from many sources, including stockholders, regarding possible candidates for directors. The Board may engage a professional search firm to locate nominees for the position of director of the Company. However, to date the Board has not engaged professional search firms for this purpose. A selection of a nominee by the Board requires a majority vote of the Company's directors.

The Board seeks candidates for nomination to the position of director who have excellent decision-making ability, business experience, personal integrity and a high reputation and who meet such other criteria as may be set forth in a writing adopted by a majority vote of the Board of Directors.

Pursuant to a policy adopted by the Board, the directors will take into consideration a director nominee submitted to the Company by a stockholder; provided that the stockholder submits the director nominee and reasonable supporting material concerning the nominee by the due date for a stockholder proposal to be included in the Company's proxy statement for the applicable annual meeting as set forth in rules of the Securities and Exchange Commission then in effect. See "Annual Meeting Advance Notice Requirements" below.

Director Attendance at Annual Meetings. We do not have a policy regarding attendance by members of the Board of Directors at our annual meeting of stockholders. The Board has always encouraged its members to attend its annual meeting. In 2005, four directors (Mr. Leslie, Mr. Bowe, Mr. Cureton and Mr. LeVecchio) attended our annual meeting of stockholders.

Stockholder Communications With The Board. Historically, we have not had a formal process for stockholder communications with the Board. We have made an effort to ensure that views expressed by a stockholder are presented to the Board. During the upcoming year, the Board may give consideration to the adoption of a formal process for stockholder communications with the Board.

Code of Business Conduct and Ethics. The Board adopted a Code of Business Conduct and Ethics on May 19, 2004, a copy of which is available on the Company's website at www.ascendantsolutions.com.

STOCK OWNERSHIP

Beneficial Ownership of Certain Stockholders, Directors and Executive Officers

The following table sets forth information with respect to the beneficial ownership of our common stock at March 31, 2006, by:

- each of our named executive officer and directors;
- all of our executive officers and directors as a group; and
- each person, or group of affiliated persons, known to us to own beneficially more than 5% of our common stock.

In accordance with the rules of the SEC, the table gives effect to the shares of common stock that could be issued upon the exercise of outstanding options and common stock purchase warrants within 60 days of March 31, 2006. Unless otherwise noted in the footnotes to the table, and subject to community property laws where applicable, the following individuals have sole voting and investment control with respect to the shares beneficially owned by them. Unless otherwise noted in the footnotes to the table, the address of each executive officer and director is c/o Ascendant Solutions, Inc., 16250 Dallas Parkway, Suite 205, Dallas, Texas 75248. We have calculated the percentages of shares beneficially owned based on 22,396,809 shares of common stock outstanding at March 31, 2006.

	Shares of Common Stock Beneficially Owned	
Person or group	Number	Percent
David E. Bowe (1)	1,175,250	5.1%
Jonathan R. Bloch (2)	242,500	1.1%
James C. Leslie (3)	4,446,300	19.9%
CLB Partners, Ltd. (4)	3,500,000	15.6%
Will Cureton (5)	3,520,000	15.7%
Anthony J. LeVecchio	135,359	*
Gary W. Boyd	59,000	*
All executive officers and directors as a group (6 persons)(6)	9,578,409	41.5%

* Less than one percent.

(1) Includes 20,000 shares held by Mr. Bowe's wife, 20,250 shares held by Mr. Bowe as custodian for minor children and 450,000 shares that may be acquired upon exercise of currently exercisable options with an exercise price of $0.24 per share.

(2) Includes 235,000 shares of common stock that may be acquired upon exercise of currently exercisable options and 5,000 shares of common stock held by Jonathan R. Bloch's wife.

(3) Includes 55,000 shares held by James C. Leslie as custodian for minor children.

(4) CLB Holdings LLC, a Texas limited liability company, is the general partner of CLB. Will Cureton, a director, and Richard L. Bloch are the managers of CLB Holdings LLC and the Richard and Nancy Bloch Family Trust and Will Cureton are the members of CLB Holdings LLC. Richard L. Bloch is a co-trustee of The Richard and Nancy Bloch Family Trust. Additionally, Richard Bloch, Nancy Bloch, the Richard and Nancy Bloch Family Trust and Will Cureton are also limited partners of CLB. The address of CLB is 16250 Dallas Parkway, Suite 201, Dallas, Texas 75248.

(5) Represents 3,500,000 shares owned of record by CLB. Mr. Cureton's address is 16250 Dallas Parkway, Suite 201, Dallas, Texas 75248.

(6) Includes 685,000 shares of common stock that may be acquired upon exercise of currently exercisable stock options, and the options and shares held by Jonathan R. Bloch who is not standing for re-election.

Section 16(a) Beneficial Ownership Reporting Compliance

Under U.S. securities laws, directors, certain executive officers and persons holding more than 10% of our common stock must report their initial ownership of the common stock, and any changes in that ownership, to the SEC. The SEC has designated specific due dates for these reports. Based solely on our review of copies of the reports filed with the SEC and written representations of our directors and executive officers, we believe that all persons subject to reporting filed the required reports on time in 2005, except that James C. Leslie reported a gift of shares made to his minor children on June 18, 2004 on a Form 4 filed September 12, 2005.

MANAGEMENT

Executive Officers

Our executive officers are David E. Bowe and Gary W. Boyd.

Executive Compensation

Summary compensation. The following table provides summary information concerning compensation paid by us to David E. Bowe, our President and Chief Executive Officer, and Gary W. Boyd, our Chief Financial Officer (the "named executive officers"). In 2005, no other person who served as an executive officer of Ascendant Solutions at any time during the year had total annual salary and bonus in excess of $100,000. In 2002, David E. Bowe's salary was reduced and he was awarded certain performance-based options and restricted stock, in part, in exchange for the reduction in salary to be paid to him. See "Compensation Committee Report - Chief Executive Compensation."

		Annual Compensation		Long-Term Compensation Award		
Name and Principal Positions	**Year**	**Salary ($)**	**Bonus ($)**	**Restricted Stock Awards ($)**	**Securities Underlying Options (#)**	**All Other Compensation ($)**
David E. Bowe	2005	$100,000	--	--	--	--
President and Chief Executive	2004	$100,000	--	--	--	$4,000(1)
Officer	2003	$100,000	--	--	--	$1,333(1)
Gary W. Boyd	2005	$150,000	--	--	--	--
Vice President-Finance and	2004	$31,250(2)	$15,000	$55,000(2)	--	--
Chief Financial Officer	2003	--	--	--	--	--

(1) Represents the amount of matching contribution made by us in such fiscal year under our 401(k) Plan and in which our employees participate.

(2) Represents the portion of Mr. Boyd's annual salary for the fiscal year ended December 31, 2004 since his employment commenced in October 2004. Mr. Boyd was granted 50,000 shares of restricted common stock, which vest in three equal annual installments. At December 31, 2005, these shares of restricted stock had a market value of $30,000.

Option Grants in Last Fiscal Year. There were no option grants during the fiscal year ended December 31, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values. The following table provides information regarding options that were exercised during the fiscal year ended December 31, 2005, the number of shares covered by both exercisable and unexercisable stock options as of December 31, 2005, and the values of "in-the-money" options, which values represent the positive spread between the exercise price of any such option and the fiscal year-end value of our common stock for our named executive officers.

Name	Shares Acquired on Exercise	Value Realized	Number of securities underlying unexercised options at fiscal year-end		Value of the unexercised in-the-money options at fiscal year-end	
			Exercisable	Unexercisable	Exercisable	Unexercisable
David E. Bowe	100,000	$42,000	450,000	--	$162,000	$--

1999 Long-Term Incentive Plan

Our 1999 Long-Term Incentive Plan, approved by the board of directors on May 12, 1999, and subsequently amended, currently provides for the issuance to qualified participants of up to 2,500,000 shares of our common stock pursuant to the grant of stock options. The purpose of our 1999 Long-Term Incentive Plan is to promote our interests and the interests of our stockholders by using investment interests in Ascendant Solutions, Inc. to attract, retain and motivate eligible persons, to encourage and reward their contributions to the performance of Ascendant Solutions and to align their interests with the interests of our stockholders. As of March 31, 2006, unexercised options to purchase 715,000 shares of common stock were outstanding, having a weighted average exercise price of $0.26 per share, under the 1999 Long-Term Incentive Plan. Of these, options to purchase 10,000 shares of common stock are intended to qualify as Incentive Stock Options under Section 422 of the Code. The remaining options to purchase 705,000 shares of common stock are nonqualified stock options.

The outstanding and unexercised options include 235,000 that were granted to Jonathan R. Bloch on March 14, 2002 at an exercise price of $0.24 per share. These options are exercisable in three installments beginning in March 2003 and expire in 2012. The outstanding options also include 450,000 options remaining out of the 600,000 performance based options granted to David E. Bowe on March 14, 2002, at an exercise price of $0.24 per share. The performance based options vest annually over six years beginning in March 2003 with the potential to vest earlier upon achievement of pre-established performance goals. In May 2004, these performance goals were achieved and the Company's Board of Directors accelerated the vesting of the remaining unvested options.

2002 Equity Incentive Plan

The board of directors adopted the 2002 Equity Incentive Plan on March 14, 2002 and the stockholders approved it at the 2002 Annual Meeting. The purpose of the 2002 Equity Incentive Plan is to provide a means by which selected employees of and consultants to the Company and its affiliates may be given an opportunity to acquire a proprietary interest in the Company. Under the 2002 Equity Incentive Plan, the Company may provide various types of long-term incentive awards, including Options, Stock Appreciation Rights, Restricted Stock, Deferred Stock, Stock Reload Options and Other Stock-Based Awards, in order to retain the services of persons who are now employees of or consultants to the Company and its affiliates, to secure and retain the services of new employees and consultants, and to provide incentives for such persons to exert maximum efforts for the success of the Company and its affiliates. The 2002 Equity Incentive Plan currently provides for the issuance of awards of up to 2,000,000 shares of our common stock. As of March 31, 2006, 565,909 shares of restricted stock had been granted under the 2002 Equity Incentive Plan.

401(k) Plan

Effective January 1, 2005, the Company established a new 401(k) plan to cover all of its employees, and it terminated the old 401(k) plans related to the acquired entities, CRESA Partners of Orange County, LP ("CPOC") and Dougherty's Holdings and Subsidiaries ("DHI"). The terms of the new plan are substantially the same as the terms of the 401(k) plans of its acquired subsidiaries. Under the terms of the new plan, the Company has the option to match employee's contributions, in an amount and at the discretion of the Company. During the year ended December 31, 2005, the Company made matching contributions of $19,000 to the new 401(k) plan.

Compensation Committee Interlocks and Insider Participation

The Board has appointed a Compensation Committee consisting of Jonathan R. Bloch and Anthony J. LeVecchio. The Compensation Committee had no formal meetings during 2005; instead the full board performed those functions. The Compensation Committee studies, advises and consults with management respecting the compensation of our officers, and administers our stock-based compensation plans. It also recommends for the board's consideration any plan for additional compensation that it deems appropriate. During the last fiscal year, no executive officer or employee of Ascendant Solutions served as a member of the Compensation Committee. However, since the Compensation Committee did not meet and the full board performed these functions, both David Bowe and James Leslie participated in the board's deliberations concerning executive compensation, however, neither received an increase in their compensation in 2005.

Certain Relationships and Related Transactions

During the fourth quarter of 2003, the Company entered into a participation agreement (the "Participation Agreement") with Fairways Equities LLC ("Fairways"), an entity controlled by Jim Leslie, the Company's Chairman, and Brant Bryan, Cathy Sweeney and David Stringfield who are principals of CRESA Capital Markets Group, LP ("Capital Markets") and shareholders of the Company ("Fairways Members"), pursuant to which the Company will receive up to 20% of the profits realized by Fairways in connection with all real estate acquisitions made by Fairways. Additionally, the Company will have an opportunity, but not the obligation, to invest in the transactions undertaken by Fairways. The Company's profit participation with Fairways is subject to modification or termination by Fairways at the end of 2005 in the event that the aggregate level of cash flow (as defined in the Participation Agreement) generated by the acquired operating entities has not reached $2 million for the twelve months ended December 31, 2005. For the twelve months ended December 31, 2005, the Company did not meet this cash flow requirement and there has been no action taken by the Fairways Members to terminate or modify the Participation Agreement. The Company is currently negotiating with the Fairways Members to modify the Participation Agreement, however, there can be no assurances that a mutually acceptable modification can be reached. The Company is unable to determine what real estate Fairways may acquire or the cost, type, location, or other specifics about such real estate. There can be no assurances that the Company will be able to generate the required cash flow to continue in the Fairways Participation Agreement after 2005, or that Fairways will be able to acquire additional real estate assets, that the Company will choose to invest in such real estate acquisitions or that there will be profits realized by such real estate investments. The Company does not have an investment in Fairways, but rather a profits interest through its Participation Agreement. As of December 31, 2005, the Company held a profits interest in one real estate development transaction pursuant to the Participation Agreement. The Company has no investment in the transaction, is not a partner in the investment partnership and it has received no distributions.

During the year ended December 31, 2005, Capital Markets a subsidiary of the Company received approximately $108,000 in cash advances from the Fairways Members, which were used to pay general operating expenses. These non-interest bearing advances were repaid in full in December 2005 from the receipt of revenues from Capital Markets real estate advisory transactions.

Mr. James C. Leslie, the Company's Chairman, controls, and Mr. Will Cureton, one of our directors, is indirectly a limited partner in the entity that owns the building in which the corporate office space is leased by Ascendant and its wholly-owned subsidiary, Dougherty's Holdings, Inc. ("DHI"). Also, through August 2005, Capital Markets paid rent for office space in the same building to an entity controlled by Mr. Leslie. The Company considers all of these leases to be at market terms for comparable space in the same building. During the year ended December 31, 2005, Ascendant and Capital Markets paid rent of approximately $26,000 directly to an entity controlled by Mr. Leslie. The remaining rent expense paid by Ascendant and DHI is paid under sublease agreements with an unrelated third party, and approximates $13,000 monthly. The Company also incurs certain shared office costs with an entity controlled by Mr. Leslie, which gives rise to reimbursements from the Company to that entity. These costs were approximately $24,300 in 2005.

During the year ended December 31, 2005, the Company paid fees to its directors of $8,750, in exchange for their roles as members of the board of directors and its related committees. Additionally, in May 2005, the Company issued 22,500 shares of restricted stock to directors in lieu of cash fees for their roles as members of the board of directors and its related committees for the year ended December 31, 2005. These restricted shares vested ratably at the end of each quarter ending June, September and December 2005, respectively.

The Company acquired CRESA Partners of Orange County, LP ("CPOC") on May 1, 2004 and in connection with that acquisition, it entered into the Acquisition Note Payable with Kevin Hayes, who is currently the Chairman of CPOC. During the year ended December 31, 2005, CPOC paid $1,198,000 to Mr. Hayes for principal and interest under the Acquisition Note Payable.

Mr. Leslie, the Company's Chairman, also serves as an advisor to the Board of Directors of CRESA Partners, LLC, a national real estate services firm. Also, Kevin Hayes, the Chairman of CPOC serves as the Chief Executive Officer of CRESA Partners, LLC. Both Capital Markets and CPOC have entered into licensing agreements with CRESA Partners, LLC. During 2005, Capital Markets and CPOC paid approximately $261,500 combined to CRESA Partners, LLC.

The Company made an investment in Fairways 03 New Jersey, LP in December 2003, along with the Fairways Members and on substantially the same terms as the other limited partners in Fairways 03 New Jersey, LP. In January 2005, the Company agreed to indemnify the other partners of Fairways 03 New Jersey, LP (who are also the Fairways Members) for its 20% pro rata partnership interest of a guarantee of bank indebtedness which the partners provided to a bank. The limit of the Company's indemnification under this agreement is $520,000. In December 2005, this bank debt was paid in full by Fairways 03 New Jersey LP and the Company's limited indemnification agreement was cancelled.

Effective September 1, 2005, Capital Markets entered into an advisory services agreement with Fairways Equities whereby Fairways Equities will provide all of the professional and administrative services required by Capital Markets. In exchange, Capital Markets will pay Fairways Equities an administrative fee of 25% of gross revenues and a compensation fee of 40% of gross revenues, as compensation to the principals working on the transaction that generated the corresponding revenues. Under the terms of the agreement, Fairways Equities assumed all of the administrative expenses, including payroll, of Capital Markets. Fairways Equities will only receive payments under the agreement if the Fairways Members close a real estate capital markets advisory transaction that generates revenue for Capital Markets. The impact of this agreement on Capital Markets is that it will have no administrative expenses or cash requirements unless it closes a revenue generating transaction. The principals in Capital Markets are also the four members of Fairways Equities. During the year ended December 31, 2005, Capital Markets paid compensation fees to Fairways Equities under the advisory services agreement of approximately $233,000.

The Company has made cumulative cash investments of $1.22 million for limited partnership interests in Fairways Frisco, L.P. Fairways Frisco is the majority limited partner in the Frisco Square mixed-use real estate development in Frisco, Texas. The general partner of Fairways Frisco is Fairways Equities, which is an affiliate of the Company. Additionally, the Fairways Members, or certain of their affiliates, have purchased limited partnership interests in Fairways Frisco on the same terms as the interests purchased by the Company.

COMPENSATION COMMITTEE REPORT

Ascendant Solutions' executive compensation program is administered by the Compensation Committee of the Board of Directors. The Compensation Committee, which is composed of non-employee directors, is responsible for approving and reporting to the Board on all elements of compensation for the elected corporate officers.

General

David E. Bowe, President and Chief Executive Officer, and Gary W. Boyd, Vice President-Finance and Chief Financial Officer, were the only executive officers serving during fiscal year 2005. Because both officers' compensation was approved by the entire Board of Directors in 2004, the Compensation Committee did not meet during the fiscal year 2005.

In December 2001, the Company revised its strategic direction to seek acquisition possibilities throughout the United States, make acquisitions or enter into other business endeavors. As a result of two acquisitions in 2004 and other investment activity, the Company will evaluate its need to hire additional executive officers in fiscal 2006 and beyond. To the extent that the Company makes a determination to hire additional executive officers, a compensation package will be offered that is consistent with the policies of the Compensation Committee. The general policies of the Compensation Committee are set forth below.

Compensation Policy

Base Salary. Our goal is to attract, retain and reward a highly competent and productive employee group. Currently, David E. Bowe and Gary W. Boyd are our only executive officers. See "Chief Executive Officer Compensation" below for a discussion of Mr. Bowe's compensation package. We expect that any future executive officers of the Company would be eligible to receive compensation packages that include a mix of base salary and long-term incentive opportunities and other employee benefits. Changes in compensation are typically based on the individual's performance, Ascendant Solutions' financial performance, and the competitive marketplace. Currently, we do not utilize any formal mathematical formula or objective thresholds in determining base salary adjustments. We believe that strict formulas restrict flexibility and are too rigid as the Company continues working through its acquisition and other business strategies.

1999 Long-Term Incentive Plan. The purpose of the 1999 Long-Term Incentive Plan is to promote our interests and the interests of our stockholders by using common stock to attract, retain and motivate eligible persons, to encourage and reward their contributions to the performance of Ascendant Solutions, and to align their interests with the interests of our stockholders. Our directors, officers, employees, consultants and advisors are eligible to receive grants under this plan. With respect to all of our employees other than directors and executive officers, the Compensation Committee has the authority to administer the plan, including the discretion to determine which eligible persons will be granted stock options, the number of shares subject to options, the period of exercise of each option and the terms and conditions of such options. The entire board of directors administers the plan for directors and executive officers. No grants of stock options were made during fiscal 2005 to the executive officers pursuant to the 1999 Long-Term Incentive Plan.

2002 Equity Incentive Plan. The purpose of the 2002 Equity Incentive Plan is to provide a means by which selected employees of and consultants to the Company and its subsidiaries may be given an opportunity to acquire an equity interest in Ascendant Solutions. Our employees, officers, directors, consultants and other persons are deemed to have contributed or to have the potential to contribute to our success. The 2002 Equity Incentive Plan is administered by our Compensation Committee. If from time to time no Compensation Committee is so designated, then the 2002 Equity Incentive Plan will be administered by the Board. During 2005, 47,500 shares of restricted stock were issued to directors under the 2002 Equity Incentive Plan as part of their compensation for serving as members of the board of directors and its committees.

Executive Compensation

David E. Bowe and Gary W. Boyd were the only executive officers serving throughout fiscal year 2005. See "Chief Executive Officer Compensation" below for a discussion of Mr. Bowe's compensation package.

Mr. Boyd's salary is not currently covered by an employment agreement but when he was hired in October 2004, the Board approved an annual salary in the amount of $150,000 be paid to Mr. Boyd, a signing bonus of $15,000 and a grant of 50,000 shares of restricted stock, such shares vesting equally over a period of three years on the anniversary date of Mr. Boyd's Restricted Stock Agreement. No grants under the 1999 Long-Term Incentive Plan or the 2002 Equity Incentive Plan were made to Mr. Boyd during fiscal 2005.

James C. Leslie served as the Chairman of the Board throughout fiscal year 2004. In connection with such service, Mr. Leslie was paid an annual retainer of $50,000 for 2005. In addition, during 2005 Mr. Leslie was paid $9,700 by Capital Markets for his services.

Chief Executive Officer Compensation

Mr. Bowe's salary is not currently covered by an employment agreement but in March 2002, the Board approved a salary in the amount of $100,000 be paid to Mr. Bowe. In March 2002, the Company granted to Mr. Bowe 600,000 performance-based options under its 1999 Long-Term Incentive Plan for an exercise price of $0.24 per share and 425,000 shares of restricted stock under the Company's 2002 Equity Incentive Plan. The award of these performance-based options and restricted stock to Mr. Bowe was made, in part, in light of a reduction in salary paid to Mr. Bowe that was made to reduce corporate cash expenses. No grants under the 1999 Long-Term Incentive Plan or the 2002 Equity Incentive Plan were made to Mr. Bowe during fiscal 2005.

The Compensation Committee believes that the base salary of $100,000 for Mr. Bowe for calendar year 2005, when considered in light of the March 2002 grant of performance based options and restricted stock, is appropriate in light of his contribution and efforts with respect to the Company's operations. When evaluating Mr. Bowe's contributions to the Company for the past fiscal year the Compensation Committee considered, among other things, the performance of the Company's recent acquisitions, its investments in Frisco Square and the continued pursuit of other acquisitions and investment opportunities.

Company Policy on Qualifying Compensation

The Board of Directors periodically reviews the applicability of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), which disallows a tax deduction for compensation to an executive officer in excess of $1.0 million per year. In connection with the Board's periodical review of the potential consequences of Section 162(m), the Board may, in the future, structure the performance-based portion of its executive officer compensation to comply with certain exemptions provided in Section 162(m).

The information contained in the Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

Compensation Committee

Jonathan R. Bloch
Anthony J. LeVecchio

PERFORMANCE GRAPH

The following performance graph compares the performance of the Ascendant Solutions common stock to the Nasdaq Market Index, a New Industry Peer Group and an Old Industry Peer Group, selected in good faith, for the period from December 31, 2000, through December 31, 2005. The graph assumes that the value of the investment in our common stock and each index was $100.00 at December 31, 2000, and that all dividends were reinvested. We have not paid any dividends. Performance data is provided for the last trading day closest to each calendar year end. Ascendant Solutions has elected to change its peer group because it believes the companies in the New Peer Group are a more accurate reflection of its business and therefore provide a more meaningful comparison of its stock performance. Because of the change in the index, both the Old Peer Group Index and the New Peer Group Index are included in the following graph.

On May 11, 2001, Ascendant Solutions' stock was delisted from The Nasdaq National Market for failure to satisfy the minimum bid price requirement for continued listing set forth in Marketplace Rule 4450(a) or (b) and commenced trading on the OTC Bulletin Board. Effective June 25, 2003, our stock was delisted from the OTC Bulletin Board for failure to comply with NASD Rule 6530, as a result of our failure to timely file our Form 10-Q for the period ended March 31, 2003. Effective June 25, 2003, our common stock became eligible for trading on the National Quotation Bureau's "Pink Sheets," under the symbol "ASDS". We reapplied for listing on the OTC Bulletin Board and recommenced trading effective September 18, 2003

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG ASCENDANT SOLUTIONS, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX,
A NEW PEER GROUP AND AN OLD PEER GROUP



DOLLARS
400
350
300
250
200
150
100
50
0
12/00
12/01
12/02
12/03
12/04
12/05
ASCENDANT SOLUTIONS, INC.
NASDAQ STOCK MARKET (U.S.)
NEW PEER GROUP
OLD PEER GROUP

* $100 invested on 12/31/00 in stock or index including reinvestment of dividends.
Fiscal year ending December 31.

	Cumulative Total Return					
	12/00	**12/01**	**12/02**	**12/03**	**12/04**	**12/05**
ASCENDANT SOLUTIONS, INC...............	100.00	51.55	135.09	127.98	355.49	213.30
NASDAQ STOCK MARKET (U.S.)............	100.00	79.08	55.95	83.35	90.64	92.73
NEW PEER GROUP (1)..........................	100.00	87.05	73.78	108.21	120.28	141.08
OLD PEER GROUP (1)...........................	100.00	66.54	54.11	78.38	93.70	241.62

(1) The New Peer Group consists of Misc. Financial Services (25 companies) and the Old Peer Group consisted of primarily of Misc. Financial Services (30 companies) along with some companies whose business was not closely correlated to Ascendant Solutions. A list of the companies in the Peer Group will be furnished upon request to the Vice President-Finance and Chief Financial Officer at 16250 Dallas Parkway, Suite 205, Dallas, Texas 75248.

AUDIT COMMITTEE REPORT

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors and operates under a written charter adopted by the Board of Directors. One of the rules adopted by the SEC requires a company to disclose whether the members of its Audit Committee are "independent." Since we are not a "listed" company, we are not subject to rules requiring the members of our Audit Committee to be independent.

Based on its review of the applicable rules of The Nasdaq National Market governing audit committee membership, the Board believes that Mr. LeVecchio is "independent" within the meaning of Nasdaq listing standards but does not believe that Mr. Bloch is "independent" within the meaning of such rules. The Board does believe that both members of the Audit Committee satisfy the general definition of an independent director under Nasdaq's Rule 4200, but Mr. Bloch fails to satisfy the more stringent requirements applicable to audit committees under Rule 4350 in view of Richard L. Bloch's beneficial ownership of 15.8% of our common stock and Jonathan Bloch's family relationship with Richard Bloch. As permitted under exceptional and limited circumstances, however, after careful consideration the Board has determined that Mr. Bloch's continued service on the audit committee is in the best interests of the Company and its stockholders, because of his knowledge of the Company's business and industry.

On November 29, 2004, BDO Seidman, LLP resigned as the Company's independent public accountants. Effective December 14, 2004, the Audit Committee engaged Hein & Associates LLP as the independent accountants for the year ended December 31, 2004, and has appointed them as independent auditors to examine our consolidated financial statements for the fiscal year ending December 31, 2005 and to render other professional services as required. See "Change in Company's Certifying Accountant."

Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the committee under generally accepted auditing standards. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61. The Audit Committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board No. 1, which included the independent auditors' non-audit related tax work, and has discussed with the independent auditors the auditor's independence from management and the Company.

The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee held five meetings and acted two times by unanimous consent during the fiscal year ended 2005.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 for filing with the Securities and Exchange Commission.

In accordance with the rules of the Securities and Exchange Commission, the foregoing information, which is required by paragraphs (a) and (b) of Regulation S-K Item 306, shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to the Commission's Regulation 14A, other than as provided in that Item, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee has determined that the provision of the services covered in the preceding paragraphs of this section is compatible with maintaining the independence of Hein & Associates LLP.

Audit Committee

Jonathan R. Bloch
Anthony J. LeVecchio

INDEPENDENT AUDITORS

Effective December 14, 2004, the Audit Committee of the Board of Directors of Ascendant Solutions, Inc. engaged Hein & Associates LLP as the independent accountants for the year ended December 31, 2004, and has appointed them as independent auditors to examine our consolidated financial statements for the fiscal year ending December 31, 2005 and to render other professional services as required. Representatives of Hein & Associates LLP will be present at the meeting, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to questions.

The affirmative vote of the holders of a majority of the Company's Common Stock represented and voting at the meeting will be required to ratify the Audit Committee's selection of Hein & Associates LLP. The Board of Directors recommends voting **FOR** approval and ratification of such selection.

Change in Company's Certifying Accountant

Effective June 25, 2003, the Audit Committee of the Board of Directors of Ascendant Solutions, Inc. engaged BDO Seidman, LLP as the independent accountants for the year ended December 31, 2003, and appointed them as independent auditors to examine our consolidated financial statements for the fiscal year ending December 31, 2004 and to render other professional services as required. On November 29, 2004, BDO Seidman resigned as the Company's independent public accountants.

The report of BDO Seidman on the Company's financial statements for the fiscal year ended December 31, 2003 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audit of the Company's financial statements for the fiscal year ended December 31, 2003, and in the subsequent interim periods, there were no disagreements with BDO Seidman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the satisfaction of BDO Seidman, would have caused BDO Seidman to make reference to such matter in connection with its report.

The Company furnished BDO Seidman with a copy of the foregoing disclosure and requested BDO Seidman to furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agreed with the foregoing statements. A copy of the letter of BDO Seidman to the Securities and Exchange Commission, dated December 2, 2004, is filed as Exhibit 16 to the Company's Current Report on Form 8-K filed on December 3, 2004.

The Company's Board of Directors has authorized BDO Seidman to respond fully to any inquiries made by any successor accountants.

Additionally, the Company has furnished BDO Seidman and Hein & Associates LLP with a copy of this disclosure and acknowledged that each such firm may present its views in a brief statement to be included in this Proxy Statement if it believes that the above statements regarding the change in the Company's certifying accountant are incorrect or incomplete. Neither BDO Seidman nor Hein & Associates LLP submitted such a statement for inclusion in this Proxy Statement.

Fees Paid to BDO Seidman

The following table shows the fees that we paid or accrued for the audit and other services provided by BDO Seidman for fiscal year 2004.

	2004
Audit Fees	$94,500
Audit-Related Fees	-
Tax Fees	5,500
All Other Fees	-
Total	$100,000

Fees Paid to Hein & Associates LLP

The following table shows the fees that we paid or accrued for the audit and other services provided by Hein & Associates LLP for fiscal years 2005 and 2004.

	2005	2004
Audit Fees	$115,000	$60,000
Audit-Related Fees	-	64,005
Tax Fees	-	-
All Other Fees	20,0000	-
Total	$135,000	$124,005

Audit Fees. This category includes the audit of our annual financial statements included in our Form 10-K Annual Report, review of financial statements included in our Form 10-Q Quarterly Reports and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and the preparation of an annual "management letter" on internal control matters.

Audit-Related Fees. This category consists of assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." The Audit-Related Fees paid to Hein & Associates LLP in 2004 represent the audit fees for their audit of Park Pharmacy Corporation in connection with our acquisition of the Park Pharmacy Corporation assets.

Tax Fees. This category consists of professional services rendered by the independent auditor for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees. This category consists of fees for consultation regarding equity incentive plans, revenue recognition, other compliance matters and other miscellaneous items.

All audit and non-audit services provided to the Company by its independent auditor must be pre-approved by the Audit Committee.

ANNUAL MEETING ADVANCE NOTICE REQUIREMENTS

Stockholder Proposals. Our bylaws provide that stockholder proposals and director nominations by stockholders may be made in compliance with certain advance notice, informational and other applicable requirements. With respect to stockholder proposals (concerning matters other than the nomination of directors), the individual submitting the proposal must file a *written notice* with the Vice President-Finance and Chief Financial Officer of Ascendant Solutions at 16250 Dallas Parkway, Suite 205, Dallas, Texas 75248 setting forth certain information, including the following:

- a brief description of the business desired to be brought before the meeting and the reasons for conducting that business at the meeting;
- the name and address of the proposing stockholder;
- the number of shares of common stock beneficially owned by the proposing stockholder; and
- any material interest of the proposing stockholder in such business.

The notice must be received by the Vice President-Finance and Chief Financial Officer no later than December 20, 2006 (assuming that the Company's 2007 Annual Meeting of Stockholders is held on a date that is within 30 days from the date on which the 2006 Annual Meeting was held) for inclusion in the proxy statement and form of proxy relating to that meeting. In order to introduce an item of business at an annual meeting that is not included in the proxy statement the stockholder's notice must be received by the Vice President-Finance and Chief Financial Officer not less than 30 days nor more than 60 days prior to the meeting, unless less than 40 day's notice or prior public disclosure of the date of the meeting is given or made to stockholders, in which case notice by the stockholder must be so received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date was made.

Board Nominations. A stockholder may recommend a nominee to become a director of Ascendant Solutions by giving the Vice President-Finance and Chief Financial Officer (at the address set forth above) a *written notice* setting forth certain information, including the following:

As to each person whom the stockholder proposes to nominate:

- the name, age, business address and residence of the person;
- the principal occupation or employment of the person;
- the number of shares of common stock beneficially owned by the person; and
- any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules of the SEC.

As to the proposing stockholder:

- the name and record address of the proposing stockholder; and
- the number of shares of common stock beneficially owned by the proposing stockholder.

Such notice must be received by the Vice President-Finance and Chief Financial Officer pursuant to the same advance notice requirements that apply to stockholder proposals set forth in the preceding section.

Generally. Our annual meetings are customarily held during May each year. Copies of our bylaws are available upon written request made to the Vice President-Finance and Chief Financial Officer of Ascendant Solutions at the above address. The requirements described above do not supersede the requirements or conditions established by the SEC for stockholder proposals to be included in our proxy materials for a meeting of stockholders. The chairman of the meeting may refuse to bring before a meeting any business not brought in compliance with applicable law and our bylaws.

OTHER MATTERS

The Board knows of no matters other than those described in this Proxy Statement which are likely to come before the Annual Meeting. If any other matters properly come before the Annual Meeting, or any adjournment thereof, the persons named in the accompanying form of proxy intend to vote the proxies in accordance with their best judgment, and in accordance with Rule 14a-4 promulgated under the Exchange Act.

We will provide without charge a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, including the financial statements, to each stockholder upon written request to Gary W. Boyd, Vice President-Finance and Chief Financial Officer, Ascendant Solutions, Inc., 16250 Dallas Parkway, Suite 205, Dallas, Texas 75248.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-27945

ASCENDANT SOLUTIONS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**75-2900905**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
16250 Dallas Parkway, Suite 205, Dallas, Texas	**75248**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: **972-250-0945**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock, par value $0.0001**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (as defined in Exchange Act Rule 12b-2).
Large accelerated filer ☐ Accelerated filer ☐ Non-Accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

The aggregate market value of the voting stock held by nonaffiliates of the registrant, based upon the closing price for the registrant's common stock on the OTC Bulletin Board on June 30, 2005, the last trading date of registrant's most recently completed second fiscal quarter was approximately $14,874,000.

At March 21, 2006, 22,396,809 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held May 24, 2006 are incorporated by reference into Part III.

ASCENDANT SOLUTIONS, INC.
FORM 10-K

For the Fiscal Year Ended December 31, 2005
Table of Contents

PART I.

ITEM 1. BUSINESS

The following discussion of our business contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth below under "Management's Discussion and Analysis of Financial Condition and Results of Operations, Risks Related to Our Business," and "Other Risks", as well as elsewhere in this Annual Report on Form 10-K.

BACKGROUND

Ascendant Solutions, Inc. ("Ascendant", we also refer to Ascendant as "we," "us," or "the Company") is a diversified financial services company which is seeking to, or has invested in or acquired, healthcare, manufacturing, distribution or service companies. We also conduct various real estate activities, performing real estate advisory services for corporate clients, and, through an affiliate, purchase real estate assets, as a principal investor.

The following is a summary of our identifiable business segments, consolidated subsidiaries and their related business activities:

Business Segment	Subsidiaries	Principal Business Activity
Healthcare	Dougherty's Holdings, Inc. and Subsidiaries	Healthcare products and services provided through retail pharmacies, including specialty compounding pharmacy services
Real estate advisory services	CRESA Partners of Orange County, L.P., ASDS of Orange County, Inc., CRESA Capital Markets Group, L.P.	Tenant representation, lease management services, capital markets advisory services and strategic real estate advisory services
Corporate & other	Ascendant Solutions, Inc. and ASE Investments Corporation	Corporate administration, principal real estate and investments not included in other segments

During 2002, we made our first investments, and we have continued to make additional investments and acquisitions throughout 2003, 2004 and 2005. A summary of our investment and acquisition activity is shown in the table below:

Date	Entity	Business Segment	Transaction Description	% Ownership
April 2002	Ampco Partners, Ltd	Corporate & other	Investment in a non-sparking, non-magnetic safety tool manufacturing company	10%
August 2002	VTE, L.P.	Corporate & other	Investment to acquire early stage online electronic ticket exchange company	23%
October 2002	CRESA Capital Markets Group, L.P., ASE Investments Corporation	Real estate advisory services	Investment to form real estate capital markets and strategic advisory services companies	80%
November 2003	Fairways 03 New Jersey, L.P.	Corporate & other	Investment in a single tenant office building	20%
March 2004	Dougherty's Holdings, Inc. and Subsidiaries	Healthcare	Acquisition of specialty pharmacies and infusion therapy centers	100%
April 2004	Fairways 36864, L.P.	Corporate & other	Investment in commercial real estate properties	24.75%
May 2004	CRESA Partners of Orange County, L.P., ASDS of Orange County, Inc.	Real estate advisory services	Acquisition of tenant representation and other real estate advisory services company	99%
December 2004	Fairways Frisco, L.P.	Corporate & other	Investment in a mixed-use real estate development	14%

These transactions and the business activity of our business segments are discussed in more detail below under "Description of Business Segments". Also, certain of these transactions involved related parties or affiliates as more fully described in Note 18 of the Ascendant Consolidated Financial Statements.

Below is a summary of our investment portfolio performance by segment on a cash basis through December 31, 2005:

Segment	Cumulative Cash Investments	Cumulative Realized Cash Returns	Cumulative Realized Cash Return %
Healthcare	$ 1,500,000	$ 814,000	54%
Real Estate Advisory Services	64,000	1,020,000	1,594%
Corporate & Other	1,992,000	1,868,000	94%
	$ 3,556,000	$ 3,702,000	104%

We face all of the risks of a business with limited capital, the special risks inherent in the acquisition, or involvement in each of our particular new business opportunities and the added risks associated with the management of diverse businesses. There can be no assurances that our current or future investments or acquisitions will produce cash results similar to those shown in the table above.

Our future acquisition criteria may include, but not necessarily be limited to the following criteria:

- Annual revenues of $5-50 million
- Stable history of profitability and positive cash flow with minimum EBITDA of $1 million
- Strong management team committed to the business
- Leadership or proprietary position in either product line, technology, manufacturing, service offering or distribution
- Opportunity to grow internally and/or through strategic add-on acquisitions
- Diversified customer base and product line
- Businesses, or situations, where we can most effectively deploy our net operating loss carryforwards

We will continue to look for acquisition opportunities, however, our current cash resources are limited and we will be required to expend significant executive time to assist the management of our acquired businesses. We will continue seeking to (1) most effectively deploy our remaining cash, debt capacity (if any) and (2) capitalize on the experience and contacts of our officers and directors.

In our continued acquisition efforts, we will not limit ourselves to a particular industry. Most likely, the target business will be primarily located in the United States, although we may acquire a target business with operations and/or locations outside the United States. In seeking a target business, we will consider, without limitation, businesses (i) that offer or provide services or develop, manufacture or distribute products in the United States or abroad; or (ii) that are engaged in wholesale or retail distribution among other potential target business opportunities and/or where our tax loss carryforwards can be utilized effectively. We may also co-invest in certain real estate transactions along with Fairways Equities, LLC or its principals.

We have acquired, and may acquire in the future, minority or other non-controlling investments in other companies or businesses. However, we do not intend to engage primarily in acquiring minority investments, as we prefer to control the businesses in which we invest. Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, and therefore avoid application of the costly and restrictive registration and other provisions of that Act. We do not believe we are an "investment company."

However, if in the future more than 40% of our assets are comprised of "investment securities" (which are basically, non-government securities other than securities of majority-owned and certain other controlled companies) we would, subject to certain transitional relief, be required to register as an investment company, which would involve our incurring significant registration and compliance costs under the Investment Company Act. We have obtained no formal determination nor have requested any ruling or interpretation from the Securities and Exchange Commission as to our status or potential status under the Investment Company Act of 1940. Any violation by us of the Investment Company Act, whether intentional or inadvertent, could subject us to material adverse consequences.

Description of Business Segments

Healthcare Segment

Dougherty's Holdings, Inc.

Description of Acquisition

On March 24, 2004, we acquired, through a newly formed, wholly-owned subsidiary Dougherty's Holdings, Inc. ("DHI"), substantially all of the assets of Park Pharmacy Corporation (the "Park Assets") pursuant to the First Amended Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code Proposed by Park Pharmacy Corporation Inc. and the Company (the "Joint Plan") and the Asset Purchase Agreement (the "Agreement") entered into December 9, 2003 between Park Pharmacy and DHI. Park Pharmacy had been operating as a debtor in possession since December 2, 2002. The purchased assets included all of the cash and certain other assets of Park Pharmacy and all equity interests of the following entities (each directly or indirectly wholly-owned by Park Pharmacy): (i) Dougherty's Pharmacy, Inc., (ii) Park Operating GP, LLC, (iii) Park LP Holdings, Inc., (iv) Park-Medicine Man GP LLC (v) Park Infusion Services, L.P., and (vi) Park-Medicine Man, L.P.

We acquired the Park Assets by investing, through DHI, an aggregate of approximately $1.5 million in cash, funded out of our working capital, and the assumption by DHI of approximately $6.3 million in debt associated with the Park Assets.

In connection with the acquisition of the Park Assets, DHI also entered into a new credit facility with Bank of Texas, the prior lender to Park Pharmacy Corporation. This new facility provides for three notes, aggregating approximately $5.5 million. Each note bears interest at six percent and matures in three years. Although DHI has committed to use commercially reasonable efforts to locate a replacement lender as soon as possible, DHI is obligated to make monthly payments (consisting of both interest and principal payments, as applicable) to the bank of approximately $56,000. The new credit facility is secured by substantially all of the assets of DHI, including the stock of its operating subsidiaries.

In connection with the acquisition of the Park Assets, DHI entered into a three year supply agreement with AmerisourceBergen Drug Corporation ("AmerisourceBergen") pursuant to which DHI and our newly acquired indirect subsidiaries agreed to purchase prescription and over-the-counter pharmaceuticals from AmerisourceBergen through March 2007. This supply agreement will also provide us with pricing and payment terms that are improved from those previously provided by AmerisourceBergen to Park Pharmacy. In exchange for these improved terms, DHI has agreed to acquire 85% of its prescription pharmaceuticals and substantially all of its generic pharmaceutical products from AmerisourceBergen and agreed to minimum monthly purchases of $900,000 of all products in order to obtain new favorable pricing terms. AmerisourceBergen was a creditor of the operating non-debtor subsidiaries and, in connection with the Chapter 11 bankruptcy proceeding, AmerisourceBergen agreed to accept a cash payment of approximately $1.1 million and a promissory note in the amount of approximately $750,000 payable by DHI over a period of five years, using a 15-year amortization schedule and an interest rate of six percent with the last payment being a balloon payment of the outstanding principal and accrued but unpaid interest.

The table below shows the balances of the debt assumed at the time of acquisition and as of December 31, 2005:

	Balance at Acquisition	Principal Payments	Balance at December 31, 2005
Bank of Texas Credit Facility	$ 5,579,000	($ 1,120,000)	$ 4,459,000
AmerisourceBergen Note	750,000	(57,000)	693,000
Total debt assumed	$ 6,329,000	($ 1,177,000)	$ 5,152,000

Description of Business

Dougherty's Pharmacy

Dougherty's Pharmacy is a turn-key multi-service pharmacy located in a highly prestigious area of Dallas. Centrally located, Dougherty's continues to provide a level of service not provided by national pharmacy chain stores. We fulfill any prescription need, from the simplest to the most complex compounding prescriptions. Most national pharmacy chains do not provide complex pharmacy prescription services. We specialize in providing solutions for our customers' pharmacy needs. The company's long history began in 1929 and continues today as one of Dallas's oldest, largest and best-known full-service pharmacies, which also include durable medical equipment and its home healthcare and other pharmacy services. We have a customer service oriented philosophy and typically do not attempt to compete solely based on price, as is the case with most of the national pharmacy chains.

Medicine Man Pharmacies

Medicine Man Pharmacies operates three community pharmacies in a market south of Houston, Texas. Medicine Man Pharmacies started business in 1966, and it focuses on offering patient pharmacy care on a very personalized and individual basis. In addition to filling prescriptions, the Medicine Man Pharmacies also offer specialized Diabetic care departments; services in nutritional and homeopathic treatment, and carry an extensive line of vitamins. Two of the Medicine Man Pharmacies stores contain compounding labs to provide specialization in prescriptions for patients that have needs other than those readily available in manufactured versions. Like Dougherty's Pharmacy, Medicine Man Pharmacies provide a high level of customer service and solutions for customer's pharmacy needs that are typically absent in national pharmacy chain stores.

Discontinued Operations - Park InfusionCare

Park InfusionCare is a specialty pharmacy company which specializes in full service home infusion therapy offering full nursing and pharmacy services for home infusion therapies. The infusion therapies include antibiotics, total parenteral nutrition, intravenous immunoglobulin and other intravenous therapies. The primary business referral sources include case managers from hospitals, insurance carriers as well as doctors, home health agencies and nursing homes. Park InfusionCare has three offices located in Dallas, Houston and San Antonio. Park InfusionCare's business territory includes most of South, Central and East Texas. All three offices have infusion suites located in each office for the convenience of our clientele. The Dallas and San Antonio offices have been in business for over 10 years whereas the Houston office began operations in January 2003.

On November 3, 2005, the Company issued a press release announcing that the board of directors of DHI committed to a plan to explore strategic alternatives for its infusion therapy business, Park InfusionCare. DHI has retained the services of The Braff Group, a financial advisor, to assist in exploring strategic alternatives for Park InfusionCare. Neither the timing nor the benefits of a strategic transaction for Park InfusionCare, if any, can be determined at this time, and the Company can give no assurance that any strategic transaction will occur.

Real Estate Advisory Services Segment

CRESA Capital Markets Group, L.P.

In 2002, the Company formed a capital markets subsidiary, CRESA Capital Markets Group, L.P., ("Capital Markets") and entered into a licensing and co-marketing agreement with CRESA Partners LLC, a national real estate services firm. Jim Leslie, our Chairman, also serves as an advisor to the Board of Directors of CRESA Partners, LLC. Kevin Hayes, Chairman of our consolidated subsidiary CRESA Partners of Orange County, LP, also serves as the Chief Executive Officer of CRESA Partners, LLC.

Capital Markets provides real estate financial advisory services and strategic real estate advisory services to corporate clients on a fee basis. These services include, but are not limited to, analysis, consulting, acquisition and/or disposition of property, capital placement and acquisition, contract negotiation, and other matters related to real estate finance. Capital Markets is accounted for as a consolidated entity in our consolidated financial statements.

We own 80% of Capital Markets through our 80% ownership of ASE Investments Corporation ("ASE Investments") and our 100 % ownership of Ascendant CRESA LLC, which is the 0.1% general partner in Capital Markets. ASE Investments owns the 99.9% limited partnership interest of Capital Markets. The remaining 20% of Capital Markets and ASE Investments is owned, directly or indirectly, by Brant Bryan, Cathy Sweeney and David Stringfield, who are principals in Capital Markets and shareholders in the Company.

Effective September 1, 2005, Capital Markets entered into an advisory services agreement with Fairways Equities whereby Fairways Equities will provide all of the professional and administrative services required by Capital Markets. In exchange, Capital Markets will pay Fairways Equities an administrative fee of 25% of gross revenues and a compensation fee of 40% of gross revenues, as compensation to the principals working on the transaction that generated the corresponding revenues. Under the terms of the agreement, Fairways Equities assumed all of the administrative expenses, including payroll, of CRESA Capital Markets. Fairways Equities will only receive payments under the agreement if its principals close a real estate capital markets advisory transaction that generates revenue for Capital Markets. The impact of this agreement on Capital Markets is that it will have no administrative expenses or cash requirements unless it closes a revenue generating transaction. The principals in Capital Markets are also the four members of Fairways Equities. During the year ended December 31, 2005, Capital Markets paid approximately $233,000 of compensation fees to Fairways Equities under the advisory services agreement.

CRESA Partners of Orange County, L.P.

Description of Acquisition

Effective May 1, 2004, we acquired through ASDS of Orange County, Inc. ("ASDS") all of the issued and outstanding stock of CRESA Partners of Orange County, Inc., a California corporation f/k/a The Staubach Company - West, Inc. ("CPOC"), pursuant to the Stock Purchase Agreement dated March 23, 2004 between Kevin Hayes, the sole stockholder of CPOC (the "Seller"), and ASDS for $6.9 million, plus closing costs. CPOC is located in Newport Beach, California and provides tenant representation services to commercial and industrial users of real estate, which include strategic real estate advisory services, lease management services, facility and site acquisition and disposition advice; design, construction and development consulting; and move coordination.

Pursuant to the terms of the Stock Purchase Agreement, the purchase price was paid pursuant to the terms of a $6.9 million promissory note (the "Acquisition Note") payable to the Seller. The Acquisition Note is secured by a pledge of all of the personal property of CPOC, bears interest payable monthly at the prime rate of Northern Trust Bank plus 0.50% per annum, with principal generally payable quarterly in arrears over a three year period from the excess cash flow of ASDS, as defined, and is guaranteed by the Company. The then outstanding principal balance of the Acquisition Note is payable in full on May 1, 2007.

The purchase price is subject to adjustment downward (by an amount not to exceed $1.9 million) to reflect the operating results of CPOC during the four year period ending December 31, 2007 if CPOC's revenues are less than an aggregate of $34.0 million during such period. From the date of acquisition on May 1, 2004 through December 31, 2005, CPOC's cumulative revenues were $22,034,000.

Following the acquisition of CPOC, ASDS contributed the assets and liabilities of CPOC to CRESA Partners of Orange County, LP (the "Operating LP") that is owned jointly by (i) CRESA Partners-Hayes, Inc., a California corporation f/k/a The Staubach Company of California, Inc. that is the general partner of the Operating LP (the "General Partner"), (ii) ASDS, a limited partner of the Operating LP, (iii) the Seller, a limited partner of the Operating LP, and (iv) a Delaware limited liability company controlled by the management and key employees of CPOC that is a limited partner of the Operating LP (the "MGMT LLC"). The General Partner is controlled by the management and key employees of CPOC. ASDS is entitled to receive 99% of the profits of the Operating LP until such time as ASDS has received cumulative distributions from the Operating LP equal to the Purchase Price plus a preferential return of approximately $1.7 million (total distributions equal to $8.6 million), at which time the allocation of the profits of the Operating LP shall become: 79.9% to MGMT LLC, 10% to ASDS, 10% to the Seller and 0.1% to the General Partner. The following is a summary of distributions received by ASDS from the Operating LP and the use of those distributions:

	Year Ended December 31, 2005	Acquisition Date to December 31, 2004	Total Distributions
Interest payments on Acquisition Note	$ 480,000	$ 211,000	$ 691,000
Principal payments on Acquisition Note	718,000	-	$ 718,000
Total distributions received	$ 1,198,000	$ 211,000	$ 1,409,000

The table below shows the balances of the debt assumed at the time of acquisition and as of December 31, 2005:

	Balance at Acquisition	Principal Payments	Balance at December 31, 2005
Acquisition Note	$ 6,900,000	($ 718,000)	$ 6,182,000
Line of credit & note payable to related party	1,000,000	(1,000,000)	-
Total debt assumed	$ 7,900,000	($ 1,718,000)	$ 6,182,000

In connection with the acquisition of CPOC, the Company was entitled to receive a structuring fee of $690,000, plus interest thereon, of which $230,000 was paid at closing and $230,000 was paid on May 1, 2005. The remainder of $230,000, plus interest thereon is payable on May 1, 2006. The structuring fee has been eliminated in the consolidation of the Company with CPOC and the Operating LP in the consolidated financial statements of the Company.

The results of operations of the Operating LP will be consolidated with ASDS and ultimately the Company, in accordance with FIN 46R "Consolidation of Variable Interest Entities", until such time that ASDS has received cumulative distributions equal to the Purchase Price plus a preferential return of approximately $1.7 million (total distributions of $8.6 million). When and if the total distributions equal to $8.6 million are fully paid, our residual interest will become 10% and the principles of consolidation for financial reporting purposes will no longer be satisfied under FIN 46R or APB 18, "Equity Method for Investments in Common Stock". Accordingly, we would no longer consolidate the results of operations of the Operating LP and we would instead record our share of income from the Operating LP as "Investment Income" in our consolidated statement of operations.

Description of Business

CPOC provides performance based corporate real estate advisory services to corporate clients around the United States. CPOC specializes in reducing corporate costs through deployment of seasoned professionals with proven expertise in a broad range of integrated real estate services. CPOC provides real estate services such as:

Strategic Planning - includes defining corporate goals, analysis of market and trends, demographic and labor studies, operating expense audits and formulation of strategic options
Tenant Representation - management of tenant lease acquisitions and renewals, building purchases, and negotiations on behalf of tenant clients
Business and Economic Incentives - includes identification of incentive opportunities, cost/benefit analysis, negotiation of incentives, documentation and implementation of incentive strategies and ongoing administration of incentive packages
Compliance Audits - operating expense and lease compliance audits designed to minimize tenant costs that are not in compliance with negotiated lease terms
Project Management - management of various projects including building evaluation, space use plans, architect selection, development management and cost forecasts
Financing & Capital Markets - advisory services related to sale/leaseback transactions, purchase financing, real estate debt restructuring and real estate debt sourcing
Lease Portfolio Management - provides systems to manage client lease transactions and real estate portfolios including information tracking, workflow management, document management and portfolio reporting

CPOC competes on a local and national level with other real estate services firms that provide similar services, including Trammell Crow, Cushman & Wakefield, CB Richard Ellis, Voit Commercial, Grubb & Ellis and Lee & Associates.

The table below summarizes CPOC's transaction activity for the period from the date of acquisition on May 1, 2004 to December 31, 2004 and for the year ended December 31, 2005:

	Year Ended December 31, 2005		**Acquisition Date to December 31, 2004**	
	No. of Transactions	**Approximate Transaction Value**	**No. of Transactions**	**Approximate Transaction Value**
Revenue		$13,176,000		$8,858,000
Lease transactions	229	$432 million	200	$335 million
Real estate sales transactions	10	$44 million	7	$25 million
Project management transactions	50	$79 million	60	$45 million

Corporate and Other Segment

Our Corporate and Other Segment includes our corporate and administrative activities as well as other investments that are not included in the Healthcare or Real estate advisory services segments. Our corporate and administrative activities include finance and accounting, insurance and risk management, review of investment opportunities and other advisory services to our subsidiaries and affiliates. We receive a management fee from certain of our subsidiaries in exchange for these services. During the year ended December 31, 2005, we received approximately $315,000 of management fees, which have been eliminated in the consolidated financial statements contained herein. We also receive periodic dividends from one of our subsidiaries, which amounted to $112,000 in 2005 and which have also been eliminated in consolidation.

Other investments which are not included in the Healthcare or Real estate advisory services segments are described below.

Ampco Partners, Ltd.

In 2002, we invested $400,000 for a 10% limited partnership interest in Ampco Partners, Ltd. ("Ampco"), a newly formed entity, which acquired the assets and intellectual property of the Ampco Safety Tools division of Ampco Metals Incorporated of Milwaukee, Wisconsin in a Chapter 11 bankruptcy proceeding. Ampco Safety Tools, founded in 1922, is a leading manufacturer of non-sparking, non-magnetic and corrosion resistant safety tools. These tools are designed to meet Occupational Safety and Health Administration and National Fire Protection Association requirements for use in locations where flammable vapors of combustible residues are present. Safety tools are used in industrial applications, primarily in manufacturing and maintenance operations. We receive quarterly distributions based upon 10% of Ampco's reported quarterly earnings before interest, taxes, depreciation and amortization expense, or EBITDA. Our investment in Ampco is accounted for under the equity method. We recognize our proportionate share of Ampco's net income, as "Equity in income (losses) of equity method investees" in the consolidated statements of operations. If we receive distributions in excess of our equity in earnings, they are accounted for as a reduction of our investment in Ampco.

Our distributions from Ampco for the years ending December 31 are as follows, and management is not aware of any factors that would materially change such distributions going forward:

	2005	2004	2003
Equity in income (losses) of equity method investees	$ 100,000	$ 82,000	$ 66,000
Return of capital	14,000	29,000	46,000
Total distributions received	$ 114,000	$ 111,000	$ 112,000

Fairways Equities, LLC

During the fourth quarter of 2003, we entered into a participation agreement (the "Participation Agreement") with Fairways Equities LLC ("Fairways"), an entity controlled by Jim Leslie, our Chairman, and Brant Bryan, Cathy Sweeney and David Stringfield who are principals of Capital Markets and shareholders of the Company ("Fairways Members"), pursuant to which we will receive up to 20% of the profits realized by Fairways in connection with certain real estate acquisitions made by Fairways. Additionally, we will have an opportunity, but not the obligation, to invest in the transactions undertaken by Fairways, through our 80% owned subsidiary, ASE Investments. Our profit participation with Fairways is subject to modification or termination by Fairways at the end of 2005 in the event that the aggregate level of cash flow (as defined in the Participation Agreement) generated by our acquired operating entities has not reached $2 million for the twelve months ended December 31, 2005. For the twelve months ended December 31, 2005, the Company did not meet this cash flow requirement and there has been no action taken by the Fairways Members to terminate the Participation Agreement. The Company is currently negotiating with the Fairways Members to modify the Participation Agreement, however, there can be no assurances that a mutually acceptable modification can be reached. We are unable to determine what real estate Fairways, may acquire or the cost, type, location, or other specifics about such real estate. There can be no assurances that we will be able to generate the required cash flow to continue in the Participation Agreement after 2005, or that Fairways will be able to acquire additional real estate assets, that we will choose to invest in such real estate acquisitions or that there will be profits realized by such real estate investments. We do not have an investment in Fairways, but rather a profits interest through our Participation Agreement.

Fairways 03 New Jersey, LP

During December 2003, we made a capital contribution of $145,000 to Fairways 03 New Jersey, LP ("Fairways NJ") which, through a partnership with an institutional investor, acquired the stock of a company whose sole asset was a single tenant office building and entered into a long-term credit tenant lease with the former owner of the building.

In December 2003, subsequent to the closing of this transaction, our capital contribution of $145,000 was distributed back to us. The Company received a distribution of approximately $680,000 on December 30, 2005 from Fairways NJ, which represented the Company's share in the profit from the sale of a single tenant commercial real estate property interest, the sole asset held by Fairways NJ. In addition to the distribution, cash of $162,000, representing the Company's share of the total escrow, is being held in escrow to fund any amounts owed by Fairways NJ to the purchaser, including any amounts owed for standard representations & warranties under the sale agreement. The balance of the escrow account, if any, is expected to be released in December 2006. Since the date of the property interest acquisition, the Company has received cumulative cash distributions of approximately $1,280,000 on its initial investment of $145,000 in Fairways NJ.

Fairways 36864, LP

In April 2004, we invested approximately $97,000 through ASE Investments for a 24.75% interest in Fairways 36864, LP, (whose other partners also included the Fairways Members) that participated in the development of and leaseback of single tenant commercial properties. In August and October 2004 these properties were sold and we recognized investment income of $84,000 in addition to the return of our original investment of $97,000.

Fairways Frisco, LP

On December 31, 2004, Fairways Frisco, L.P. (Fairways Frisco) acquired certain indirect interests in various partnerships (the "Frisco Square Partnerships") that own properties (the "Properties") in the Frisco Square mixed-use real estate development in Frisco, Texas, pursuant to a Master Agreement Regarding Frisco Square Partnerships ("Master Agreement"). Frisco Square is planned to include approximately 4 million developed square feet, including retail, offices, multi-family and municipal space.

The parties to the Master Agreement were the Fairways Group, the Frisco Square Partnerships, Cole and Mary Pat McDowell, and the remainder of the Five Star Group which is Five Star Development Co., Inc., a Texas corporation, CMP Management, LLC, a Texas limited liability company, and CMP Family Limited Partnership, a Texas limited partnership. "Frisco Square Partnerships" is a group of entities comprised of Frisco Square, Ltd. ("FSLTD"), Frisco Square B1-6 F1-11, Ltd., a Texas limited partnership, Frisco Square B1-7 F1-10, Ltd., a Texas limited partnership, and Frisco Square Properties, Ltd., a Texas limited partnership. "Fairways Group" is a group of entities comprised of Fairways Frisco, Fairways B1-6 F1-11, LLC, a Texas limited liability company, Fairways B1-7 F1-10, LLC, a Texas limited liability company, and Fairways FS Properties, LLC, a Texas limited liability company.

As further described herein, the Company holds a limited partnership interest in Fairways Frisco. The Company is not involved in the development or management of Frisco Square, rather it is solely a limited partner. The Company has invested $1,219,000 of cash into Fairways Frisco and holds a 14% limited partnership interest as of December 31, 2005. The Company was the initial contributing limited partner to Fairways Frisco and thus initially owned more than its current 14% limited partnership interest. However, as additional limited partners have made contributions, the Company's interest has declined. The Company has made no additional capital contributions subsequent to December 31, 2005. However, Fairways Frisco is expected to request additional capital contributions from the limited partners. At present, the Company does not intend to fund any additional capital requested from Fairways Frisco. The Company expects its limited partnership interest will be reduced further as additional limited partner contributions are received and the Company does not fund its limited partnership share of such capital contributions into Fairways Frisco. Fairways Frisco made a capital call for $1.9 million in February 2006, which was not funded by the Company and thus will dilute the Company's limited partnership interest to approximately 11%.

The table below summarizes the Frisco Square property partnerships as of December 31, 2005 and their respective appraised values and bank debt outstanding (the appraisals were performed by an independent third-party appraiser):

		(In millions)		
Frisco Square Partnerships	**Property**	**Appraised Value**	**Bank Debt**	**Net Appraised Value**
Frisco Square B1-6 F1-11, Ltd.	155,000 sf apartments/retail	$ 20.4	$ 17.5	$ 2.9
Frisco Square B1-7 F1-10, Ltd.	61,400 sf office/retail	15.6	8.9	6.7
Frisco Square Properties, Ltd.	2.1 acres/undeveloped lots	3.2	2.7	0.5
Frisco Square Land, Ltd.	48.7 acres/undeveloped land	49.7	22.0	27.7
Total		**$ 88.9**	**$ 51.1**	**$ 37.8**

Fairways Frisco's share of the Net Appraised Value in the table above would be approximately $29.4 million based upon the distribution terms and preferences in the Frisco Square Partnerships partnership agreements. The Company's share of this amount would be approximately $4.0 million based on its ownership of 14% of the limited partnership interests at December 31, 2005, which would be reduced to approximately $3.3 million as a result of the February 2006 capital call which was not funded by the Company. The Net Appraised Value in the table above is based on an appraisal provided annually to its partners by the Frisco Square Partnerships pursuant to their partnership agreements. There can be no assurance that the real property held by the Frisco Square Partnerships could be sold at the Net Appraised Value. The marketability and value of each property will depend upon many factors beyond our control and beyond the control of the Frisco Square Partnerships. Since investments in real property are generally illiquid, there is no assurance that there will be a market for the Frisco Square Partnerships properties. Furthermore, our partnership interest in Fairways Frisco is illiquid and represents a minority interest in Fairways Frisco, which may or may not be valued according to the liquidation value of the Frisco Square Partnerships.

On April 15, 2005, the parties to the Master Agreement agreed to terminate the Master Agreement effective as of April 15, 2005. In connection with the termination of the Master Agreement, the Frisco Square Partnerships were amended such that Fairways Frisco owns, either directly or indirectly, 60% of the Frisco Square Partnerships. The remaining 40% is owned by CMP Family Limited Partnership ("CMP"), which is controlled by Cole McDowell. CMP's partnership interest is subject to further reduction and dilution as discussed below. Under the terms of the amended Frisco Square Partnerships, Fairways Frisco also has a first priority distribution preference of $5.5 million, and it will receive its pro-rata partnership interest of the next $9.5 million of distributions from the Frisco Square Partnerships. After $15 million of distributions have been made, Fairways Frisco's interest in the Cash Flow of the Frisco Square Partnerships, as defined in the partnership agreements, will become 80% and CMP's interest will become 20%.

Furthermore, Fairways Frisco's partnership interest in the Frisco Square Partnerships may be increased up to 85% if certain capital call and limited partner capital loan provisions are not met by CMP. If Fairways Frisco's partnership interest in the Frisco Square Partnerships is increased in the future, the Company's indirect interest in the Frisco Square Partnerships would also increase on a pro-rata basis with its investment in Fairways Frisco. During the year ended December 31, 2005, CMP met the capital loan provisions by providing a $400,000 cash loan as required under the partnership agreement. Subsequent to December 31, 2005, an additional $400,000 capital loan request due from CMP was funded as required. Accordingly, Fairways Frisco's partnership interest remains at 60%.

Under the terms of the amended Frisco Square Partnerships agreements, Fairways Equities, LLC ("FEL") is now the sole general partner of the Frisco Square Partnerships and controls all operating activities, financing activities and development activities for the Frisco Square Partnerships.

Also on April 15, 2005, Fairways Frisco, through Frisco Square Land, Ltd., a newly created partnership, closed a financing transaction, the proceeds of which were used to repay the outstanding bank debt of Frisco Square, Ltd and to provide additional working capital for Fairways Frisco. Under the terms of the now terminated Master Agreement, Fairways Frisco held an option to acquire 50% of the partnership interests of Frisco Square, Ltd. Concurrently with the financing, all of the land and related development held by Frisco Square, Ltd. was transferred to Frisco Square Land, Ltd. in exchange for repayment of the bank debt, and the option to acquire 50% of the partnership interests of Frisco Square, Ltd. was cancelled. As a result of these changes, Fairways Frisco now has no interest in Frisco Square, Ltd. Fairways Frisco owns 60% of Frisco Square Land, Ltd., subject to the same increases for preference distributions and dilution to CMP if certain capital call and limited partner capital loan provisions are not met by CMP as discussed above.

The Company has not guaranteed any of the debt of the Frisco Square Partnerships or Fairways Frisco, L.P. The Company is not involved with any management, financing or other operating activities of the Frisco Square Partnerships or Fairways Frisco. However, in May 2005, the Company entered into an agreement with FEL, pursuant to which the Company is entitled to receive 25% of the fees paid to FEL pursuant to the Fairways Frisco partnership agreement. These fees, including a monthly management fee, represent compensation to the Company for supplying resources to execute the initial transaction with the Frisco Square Partnerships in December 2004. During the year ended December 31, 2005, the Company received fees allocated from FEL of $64,000 under this agreement.

On April 6, 2006, CMP delivered an offer to the Fairways Group to purchase 100% of the Fairways Group's interests, pursuant to the buy/sell provisions of the various partnership agreements. The offer of $79 million, before repayment of the Fairways Group's debts, requires the Fairways Group to respond within 60 days to the offer, electing to either accept the offer, or to buy CMP's interests based on the same valuation. Once the Fairways Group responds, the selected buyer (either the Fairways Group or CMP) will be required to close the purchase of the other partner interest within 60 days. Pursuant to the partnership agreements, financing of the purchase may be structured with a 20% cash payment and the balance payable in four equal installments annually, with interest at the prime rate plus 2% payable quarterly. As of the date of this report, the Fairways Group had not responded to CMP's offer. The Company is not a direct party to the buy/sell provisions described above. However, the Company's aggregate share of this offer amount would be approximately $2.3 million over four years, assuming distribution of the sale proceeds based on its ownership of 11% of the limited partnership interests subsequent to the February 2006 capital call which the Company did not fund.

Employees

We had the following full time and part-time employees as of December 31, 2005:

Business Segment	Employees
Healthcare	155
Real estate advisory services	22
Corporate and other	3
Total Employees	180

In addition to our own employees, we use from time to time, and are dependent upon, various outside consultants or contractors to perform various support services including, legal and accounting. The total Healthcare segment employees above include 59 employees of Park InfusionCare, which is reported by the Company as a discontinued operation.

Available Information

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the United States Securities and Exchange Commission. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports available on our website (www.ascendantsolutions.com), free of charge, as soon as reasonably practicable after we have electronically filed or furnished such materials to the Securities and Exchange Commission. These filings are also available on the Securities and Exchange Commission's web site at www.sec.gov. In addition, you may read and copy any documents we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at 233 Broadway, New York, New York 10279, and at 175 West Jackson Blvd., Suite 900, Chicago, Illinois 60604. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.

ITEM 1A. RISKS RELATED TO OUR BUSINESS

We have limited funds and may require additional financing.

We have very limited funds, and such funds may not be adequate to take advantage of available business opportunities or fund the ones that we have acquired. Our ultimate success may depend upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until we determine a more definitive and specific need for additional financing. Our access to capital is more limited since our stock is no longer traded on the NASDAQ National Market, since there is limited trading activity in our stock, since we incurred significant debt as a result of our acquisitions in 2004, and since expect to incur additional debt in order to acquire entities in the future. In addition, one of our subsidiaries has committed to use commercially reasonable efforts to replace the loan facilities associated with the acquisition of the Park Assets, which could impair our ability to locate capital for other needs. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our existing capital.

We own subsidiaries that are highly leveraged.

Our subsidiaries are highly leveraged and, as a holding company, we depend on our subsidiaries' revenues and cash flows to meet our obligations. Due to the high leverage, the availability of funds from these subsidiaries may be limited by contractual restrictions. Additionally, the degree to which our subsidiaries are leveraged has important consequences, including, but not limited to, the reduction in cash flow available to us for our operations and for future acquisitions, increased vulnerability to changes in economic conditions and the impairment of our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes.

We may not be able to effectively integrate and manage our operating subsidiaries.

Our failure to effectively manage our recent and anticipated future growth could strain our management infrastructure and other resources and adversely affect our results of operations. We expect our recent and anticipated future growth to present management, infrastructure, systems, and other operating issues and challenges. These issues include controlling expenses, retention of employees, the diversion of management attention, the development and application of consistent internal controls and reporting processes, the integration and management of a geographically diverse group of employees, and the monitoring of third parties.

Any change in management may make it more difficult to integrate an acquired business with our existing operations. Any failure to address these issues at a pace consistent with our business could cause inefficiencies, additional operating expenses and inherent risks and financial reporting difficulties.

We are dependent upon management.

We currently have two individuals who are serving as management, including our President and CEO, and our Chief Financial Officer. We are heavily dependent upon our management's skills, talents and abilities to implement our business plan. Because investors will not be able to evaluate the merits of possible business acquisitions by us, they should critically assess the information concerning our management and Board of Directors. In addition to our own employees, we use from time to time and are dependent upon, various consultants or contractors to perform various support services including, legal and accounting.

We are dependent on a small staff to execute our business plan.

Because of the limited size of our staff, each acquisition becomes more difficult to integrate. Furthermore, it is difficult to maintain a complete segregation of duties related to the authorization, recording, processing and reporting of all transactions. In addition, our strategy of acquiring operating businesses will require our management and other personnel to devote significant amounts of time to integrating the acquired businesses with our existing operations. These efforts may temporarily distract their attention from day-to-day business and other business opportunities.

Certain of our subsidiaries account for a significant percentage of our revenues.

In 2005, DHI accounted for approximately 68% of our revenue. In the future, one or more of our subsidiaries may continue to account for a significant percentage of our revenue. The reliance on any of these subsidiaries for a significant percentage of our revenue and their subsequent failure could negatively affect our results of operations.

Unforeseen costs associated with the acquisition of new businesses could reduce our profitability.

We have implemented our business strategy and made acquisitions of new businesses that may not prove to be successful. We now own an interest in six businesses, operating in different industries and we do not have experience in some of these areas. It is likely that we will encounter unanticipated difficulties and expenditures relating to our acquired businesses, including contingent liabilities, or needs for significant management attention that would otherwise be devoted to our other businesses. These costs may negatively affect our results of operations. Unforeseen costs at our recently acquired and to be acquired businesses, which have significant liabilities and commitments, could result in the inability to make required payments on indebtedness, which could result in a loss of our investments in these companies and, in the case of CPOC, require us to make payments under our guaranty.

We may enter into additional leveraged transactions in connection with an acquisition opportunity.

Based on our current cash position, it is likely that if we enter into any additional acquisitions, such acquisitions will be leveraged, i.e., we may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase our exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

We are restricted on our use of net operating loss carryforwards.

At December 31, 2005, we had accumulated approximately $51 million of federal net operating loss carryforwards and approximately $21 million of state net operating loss carryforwards, which may be used to offset taxable income and reduce income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards.

The carryforwards, if not fully utilized, will expire from 2018 to 2024. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") imposes an annual limitation on the portion of our net operating loss carryforwards that may be used to offset taxable income. We believe that the issuance of shares of common stock pursuant to the initial public offering on November 15, 1999 caused an "ownership change" for purposes of Section 382 of the Code on such date. Consequently, we believe that utilization of the portion of our net operating loss carryforwards attributable to the period prior to November 16, 1999 is limited by Section 382 of the Code. The date of an "ownership change" is based upon a factual determination of the value of our stock on such date. If the "ownership change" was determined to have occurred at a date after November 15, 1999, additional net operating loss carryforwards would be limited by Section 382 of the Code. In addition, a second "ownership change" may occur in the future as a result of future changes in the ownership of our stock, including our issuance of stock in connection with our acquisition of a business. A second "ownership change" would result in Code Section 382 limiting our deduction of our future net operating loss carryforwards.

Our results of operations are difficult to predict.

Although we generated net income of $65,000 and $249,000 for the years ended December 31, 2005 and 2004 respectively, we have historically incurred net operating losses. The Company experienced net losses of approximately $818,000 and $728,000 for the years ended December 31, 2003 and 2002, respectively. There can be no assurance that we will continue to achieve profitability in the future.

RISKS SPECIFIC TO OUR OPERATING SUBSIDIARIES

Dougherty's Holdings, Inc.

We may not be able to enter into a successful transaction to sell or otherwise dispose of our Park InfusionCare business.

On November 3, 2005, we issued a press release announcing that the board of directors of DHI committed to a plan to explore strategic alternatives for its infusion therapy business, Park InfusionCare. DHI has retained the services of The Braff Group to assist in exploring strategic alternatives for Park InfusionCare. Neither the timing nor the benefits of a strategic transaction for Park InfusionCare, if any, can be determined at this time, and the Company can give no assurance that any strategic transaction will occur. If we are unable to successfully complete a sale of Park InfusionCare, our working capital position will be adversely affected.

Our pharmacy subsidiary is subject to extensive regulation.

Our pharmacists and pharmacies are required to be licensed by the Texas State Board of Pharmacy. The pharmacies are also registered with the federal Drug Enforcement Administration. By virtue of these license and registration requirements, the entities owned by DHI are obligated to observe certain rules and regulations, and a violation of such rules and regulations could result in fines and/or in a suspension or revocation of a license or registration. We believe that the operating entities owned by DHI currently have all the regulatory approvals necessary to conduct its business. However, we can give no assurance that they will be able to maintain compliance with existing regulations.

In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. We cannot predict whether any federal or state health care reform legislation will eventually be passed, and if so, the impact thereof on DHI's financial position or results of operations. Health care reform, if implemented, could adversely affect the pricing of prescription drugs or the amount of reimbursement from governmental agencies and managed care payors, and consequently could be adverse to DHI and therefore, to us. However, to the extent health care reform expands the number of persons receiving health care benefits covering the purchase of prescription drugs, it may also result in increased purchases of such drugs and could thereby have a favorable impact on both DHI and the drug industry in general. Nevertheless, there can be no assurance that any future federal or state health care reform legislation will not adversely affect us, including our subsidiary DHI, or the retail drugstore industry generally.

In addition, a portion of DHI revenue is derived from high-end, technical pharmacy services, such as compounded prescriptions, intravenous infusion, injectables and pain management products that are not typically offered by chain drug stores, grocery pharmacies or mass merchandise pharmacies. Recently, there has been some controversy about the lack of federal regulation of these services. Additional federal and/or state regulations could also affect our business by putting additional burdens on us.

If we do not adequately respond to competitive pressures, demand for our products and services could decrease.

Our retail pharmacies operate in a highly competitive industry. The markets we serve are subject to relatively few barriers to entry. These pharmacies compete primarily on the basis of customer service, convenience of location and store design, price and product mix and selection. Some of our competitors have greater financial, technical, marketing and managerial resources than we have. Local, regional and national companies are currently competing in many of the health care markets we serve and others may do so in the future. In addition to traditional competition from independent pharmacies and other pharmacy chains, our pharmacies face competition from discount stores, supermarkets, combination food and drugstores, mail order distributors, hospitals and HMO's. These other formats have experienced significant growth in their market share of the prescription and over-the-counter drug business. Consolidation among our competitors, such as pharmacy benefit managers (PBM's) and regional and national infusion pharmacy or specialty pharmacy providers could result in price competition and other competitive factors that could cause a decline in our revenue and profitability.

We expect to continue to encounter competition in the future that could limit our ability to grow revenue and/or maintain acceptable pricing levels.

Risk related to third party payors.

DHI's revenues and profitability are affected by the continuing efforts of all third-party payors to contain or reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of services and negotiating reduced contract pricing. Any changes in reimbursement levels from these third-party payor sources and any changes in applicable government regulations could have a material adverse effect on DHI's revenues and profitability. Changes in the mix of patients among Medicare, Medicaid and other payor sources may also impact DHI's revenues and profitability. There can be no assurance that DHI will continue to maintain the current payor or revenue mix.

Collectibility of accounts receivable.

DHI's failure to maintain its controls and processes over billing and collecting, or the deterioration of the financial condition of its payors, could have a significant negative impact on its results of operations and financial condition. The collection of accounts receivable is one of DHI's most significant challenges and requires constant focus and involvement by management and ongoing enhancements to information systems and billing center operating procedures. Further some of DHI's payors and/or patients may experience financial difficulties, or may otherwise not pay accounts receivable when due, resulting in increased write-offs. There can be no assurance that DHI will be able to maintain its current levels of collectibility and days sales outstanding in future periods. If DHI is unable to properly bill and collect its accounts receivable, its results will be adversely affected.

We are substantially dependent on a single supplier of pharmaceutical products to sell products to us on satisfactory terms. A disruption in our relationship with this supplier could have a material adverse effect on our business.

We obtain a majority of our total merchandise, including over 90% of our pharmaceuticals, from a single supplier, AmerisourceBergen, with whom we have a long-term supply contract. Any significant disruptions in our relationship with AmerisourceBergen, or deterioration in AmerisourceBergen's financial condition, could have a material adverse effect on us.

Failure to maintain sufficient sales to qualify for favorable pricing under our long term supply contract could increase the costs of our products.

Our long term supply agreement with AmerisourceBergen provides us with pricing and credit terms that are improved from those previously provided by AmerisourceBergen to Park Pharmacy Corporation. In exchange for these improved terms, DHI has agreed to acquire 85% of its prescription pharmaceuticals and substantially all of its generic pharmaceutical products from AmerisourceBergen and to maintain certain minimum dollar monthly purchases. If we are unable to satisfy minimum monthly purchase requirements of $900,000, we may be required to purchase our pharmaceutical products on less favorable pricing and credit terms. For the year ended December 31, 2005, we purchased over $23,159,000 of our pharmaceutical products from Amerisource Bergen, of which $3,484,000 relates to our Park InfusionCare subsidiary currently classified as a discontinued operation.

The current or future shortage in licensed pharmacists, nurses and other clinicians could adversely affect our business.

The health care industry is currently experiencing a shortage of licensed pharmacists, nurses and other health care professionals. Consequently, hiring and retaining qualified personnel will be difficult due to intense competition for their services and employment. Any failure to hire or retain pharmacists, nurses or other health care professionals could impair our ability to expand or maintain our operations.

Certain risks are inherent in providing pharmacy services, and our insurance may not be adequate to cover any claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other health care products. Although we maintain professional liability and errors and omissions liability insurance, we cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will maintain this insurance on acceptable terms in the future.

CRESA Partners of Orange County, L.P.

We have numerous significant competitors, some of which may have greater financial resources than we do.

We compete across a variety of business disciplines within the commercial real estate industry, including investment management, tenant representation, corporate services, construction and development management, property management, agency leasing, valuation and mortgage banking. In general, with respect to each of our business disciplines, we cannot assure you that we will be able to continue to compete effectively or maintain our current fee arrangements or margin levels or that we will not encounter increased competition. Each of the business disciplines in which we compete is highly competitive on an international, national, regional and local level. Depending on the product or service, we face competition from other real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers and accounting firms, many of which may have greater financial resources than we do. Many of our competitors are local or regional firms. We are also subject to competition from other large national and multi-national firms.

A significant portion of our operations are concentrated in southern California and our business could be harmed if the economic downturn continues in the southern California real estate markets.

During 2005 and 2004, a significant amount of our real estate advisory services segment revenue was generated from transactions originating in California. As a result of the geographic concentrations in California, the continuation of the economic downturn in the California commercial real estate markets and in the local economies in Orange County area could further harm our results of operations.

Our results of operations vary significantly among quarters, which makes comparison of our quarterly results difficult.

The nature of our business does not allow for ready comparison of operating results from quarter to quarter. Our transaction fees are highly dependent on transactions that do not occur ratably over the course of a year.

Our success depends upon the retention of our senior management, as well as our ability to attract and retain qualified and experienced employees.

Our continued success is highly dependent upon the efforts of our executive officers and CPOC's existing management team. The loss of one or more of our members of the senior management team could have a material adverse effect on CPOC.

If we fail to comply with laws and regulations applicable to real estate brokerage, we may incur significant financial penalties.

Due to the nature of our operations, we are subject to numerous federal, state and local laws and regulations specific to the services performed. For example, the brokerage of real estate sales and leasing transactions requires us to maintain brokerage licenses in each state in which we operate. If we fail to maintain our licenses or conduct brokerage activities without a license, we may be required to pay fines or return commissions received or have licenses suspended. Furthermore, the laws and regulations applicable to our business also may change in ways that materially increase the cost of compliance.

We may have liabilities in connection with real estate brokerage activities.

As a licensed real estate broker, we and our licensed employees are subject to statutory due diligence, disclosure and standard-of-care obligations. Failure to fulfill these obligations could subject us or our employees to litigation from parties who purchased, sold or leased properties we or they brokered or managed. We could become subject to claims by participants in real estate transactions claiming that we did not fulfill our statutory obligations as a broker.

RISKS RELATED TO OUR INVESTMENTS IN REAL ESTATE

The success of real estate developments is dependant on tenants to generate lease revenues.

Real estate developments are subject to the risk that, upon the expiration of leases for space located in the properties, leases may not be renewed by existing tenants, the space may not be re-leased to new tenants or the terms of renewal or releasing (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. A tenant may experience a down-turn in its business which may cause the loss of the tenant or may weaken its financial condition, and result in the tenant's failure to make rental payments when due, result in a reduction in percentage rent receivable with respect to retail tenants or require a restructuring that might reduce cash flow from the lease. In addition, a tenant of any of the properties may seek the protection of bankruptcy, insolvency, or similar laws, which could result in the rejection and termination of such tenant's lease and thereby cause a reduction in our available cash flow. Although we have not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy or similar protection in the future or, if any tenants file, that they will affirm their leases or continue to make rental payments in a timely manner.

Real estate development strategies entail certain risks.

Real estate development activities entail certain risks, including:

- the expenditure of funds on and devotion of management's time to projects which may not come to fruition;
- the risk that development or redevelopment costs of a project may exceed original estimates, possibly making the project uneconomic or causing the project to raise additional cash to fund such costs
- the risk that occupancy rates and rents at a completed project will be less than anticipated or that there will be vacant space at the project;
- the risk that expenses at a completed development will be higher than anticipated; and
- the risk that permits and other governmental approvals will not be obtained. Because of the discretionary nature of these approvals and concerns which may be raised by various governmental officials, public interest groups and other interested parties during the approval and development process, our ability to develop properties and realize income from our projects could be delayed, reduced or eliminated.

General economic conditions in the areas in which our properties are geographically concentrated may impact financial results.

Our real estate development investments are exposed to changes in the real estate market or in general economic conditions in Texas. Any changes may result in higher vacancy rates for commercial property and lower prevailing rents, lower sales prices or slower sales, lower absorption rates, and more tenant defaults and bankruptcies, which would negatively impact our financial performance. To the extent that weak economic conditions or other factors affect these regions more severely than other areas of the country, our financial performance could be negatively impacted.

Exposure of our assets to damage from natural occurrences such as earthquakes, and weather conditions that affect the progress of construction may impact financial results.

Natural disasters, such as earthquakes, floods or fires, or unexpected climactic conditions, such as unusually heavy or prolonged rain, may have an adverse impact on our ability to develop our properties and realize income from our projects.

Illiquidity of real estate and reinvestment risk may reduce economic returns to investors.

Real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio quickly in response to changes in economic or other conditions is limited. Further, certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the real property is producing any income.

OTHER RISKS

We are controlled by our principal stockholders, officers and directors.

Our principal stockholders, officers and directors, and affiliates beneficially own approximately 53% of our Common Stock. As a result, such persons may have the ability to control and direct our affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control.

We have certain transactions with related parties.

We have relationships or transactions with related parties or affiliates of ours. Please see Note 18 of the Ascendant Consolidated Financial Statements contained herein.

Our stock is not listed on The NASDAQ National Market.

Our stock is quoted and traded on the OTCBB. The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in OTC securities. An OTC security is not listed or traded on NASDAQ or a national securities exchange, and NASDAQ has no business relationship with the issuers quoted in the OTCBB. Issuers of all securities quoted on the OTCBB are subject to periodic filing requirements with the Securities and Exchange Commission or other regulatory authority. Even with OTCBB eligibility and trading, fewer investors have access to trade our common stock, which will limit our ability to raise capital through the sale of our securities.

In addition, our common stock is subject to penny stock regulations, which could cause fewer brokers and market makers to execute trades in our common stock. This is likely to hamper our common stock trading with sufficient volume to provide liquidity and could cause our stock price to further decrease.

The penny stock regulations require that broker-dealers who recommend penny stocks to persons other than institutional accredited investors must make a special suitability determination for the purchaser, receive the purchaser's written consent to the transaction prior to the sale and provide the purchaser with risk disclosure documents which identify risks associated with investing in penny stocks. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules. Holders of our common stock may find it more difficult to sell their shares of common stock, which is expected to have an adverse effect on the market price of the common stock.

We may be subject to litigation in the future.

We may be subject to future litigation or claims in the normal course of business, with or without merit. These claims may result in substantial costs and divert management's attention and resources, which may seriously harm our business, prospects, financial condition and results of operations and may also harm our reputation, all of which may have a material adverse effect on our ability to pursue various strategic and financial alternatives as well as have a material adverse effect on our stock price. We may be unable to pay expenses or liabilities that may arise out of any possible legal claims.

ITEM 2. PROPERTIES

The physical properties used by the Company and its significant business segments are summarized below:

Business Segment	Property Type	Owned/Leased	Approximate Sq Ft.
Healthcare	Corporate offices, retail pharmacies and infusion therapy centers	Leased	36,544
Real estate advisory services	Corporate offices	Leased	22,173
Corporate and other	Corporate offices	Leased	5,069

The Healthcare segment properties above include 17,079 square feet used by Park InfusionCare, which is reported by the Company as a discontinued operation.

Mr. James C. Leslie, the Company's Chairman, controls, and Mr. Will Cureton, one of our directors, is indirectly a limited partner in the entity that owns the building in which the corporate office space is sub-leased by Ascendant and DHI. Also, through August 2005, Capital Markets paid rent for office space in the same building to an entity controlled by Mr. Leslie. We consider all of these leases to be at market terms for comparable space in the same building. During the years ended December 31, 2005, 2004 and 2003, Ascendant and Capital Markets paid rent of approximately $26,000, $67,200 and $45,000 directly to an entity controlled by Mr. Leslie. The remaining rent expense paid by Ascendant and DHI is paid under sublease agreements with an unrelated third party, and approximates $13,000 monthly. We also incur certain shared office costs with an entity controlled by Mr. Leslie, which gives rise to reimbursements from us to that entity. These costs were approximately $24,300, $22,800 and $3,400 in 2005, 2004 and 2003, respectively.

In addition, we have other relationships or transactions with other related parties or affiliates of ours. Please see Note 18 to the Ascendant Consolidated Financial Statements contained herein.

ITEM 3. LEGAL PROCEEDINGS

On January 29, 2004, Bishopsgate Corp. and T.E. Millard filed a lawsuit in the 192nd District Court of Dallas County, Texas against us, our officers and directors, and Park Pharmacy's officers and directors claiming that we breached obligations to fund Bishopsgate's proposed purchase of the Park Assets.

Mr. Millard filed a Chapter 13 bankruptcy case in Dallas, Texas on August 15, 2003. Millard's Chapter 13 bankruptcy case was converted to a Chapter 7 liquidation bankruptcy case on December 20, 2004. Upon the conversion of the bankruptcy case, Daniel J. Sherman was appointed Chapter 7 Trustee. In August 2005, the Company, its officers and directors and Park Pharmacy's officers and directors entered into a compromise and settlement agreement, which was approved by the bankruptcy court, whereby the defendants collectively paid $80,000 to the bankruptcy Trustee in settlement of all claims. The Company's insurance carrier provided the funds for the Company's portion of the settlement amount, which was $55,000. In exchange for the settlement, and in satisfaction of the counterclaims filed against Millard and Bishopsgate Corp, the Company received all of the stock of Bishopsgate Corp. The stock has not been assigned any value in the Company's financial statements and it is held by a newly-formed entity, DM-ASD Holding, Co.

Between January 23, 2001 and February 21, 2001, five putative class action lawsuits were filed in the United States District Court for the Northern District of Texas against us, certain of our directors, and a limited partnership of which a director is a partner. The five lawsuits assert causes of action under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, for an unspecified amount of damages on behalf of a putative class of individuals who purchased our common stock between various periods ranging from November 11, 1999 to January 24, 2000. The lawsuits claim that we and the individual defendants made misstatements and omissions concerning our products and customers.

In April 2001, the Court consolidated the lawsuits, and on July 26, 2002, plaintiffs filed a Consolidated Amended Complaint ("CAC"). We filed a motion to dismiss the CAC on or about September 9, 2002. On July 22, 2003, the Court granted in part and denied in part defendants' motion to dismiss. On September 2, 2003, defendants filed an answer to the CAC. Plaintiffs then commenced discovery. On September 12, 2003, plaintiffs filed a motion for class certification, and on February 17, 2004, we filed our opposition. On July 1, 2004, the Court denied plaintiffs' motion for certification. On September 8, 2004, the Fifth Circuit granted plaintiffs' petition for permission to appeal the denial of class certification. On August 23, 2005, the Fifth Circuit affirmed the district court's denial of class certification, The Company settled the lead plaintiffs' remaining individual claims for a confidential amount, which was paid by the Company's directors' and officers' insurance carrier. Accordingly, the district court entered a final judgment dismissing the claims with prejudice on February 24, 2006.

We are also occasionally involved in other claims and proceedings, which are incidental to our business. We cannot determine what, if any, material affect these matters will have on our future financial position and results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET PRICES; RECORD HOLDERS AND DIVIDENDS

Our stock is quoted and traded on the OTC Bulletin Board ("OTCBB"). The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter ("OTC") securities. An OTC security is not listed or traded on NASDAQ or a national securities exchange, and NASDAQ has no business relationship with the issuers quoted in the OTCBB. Issuers of all securities quoted on the OTCBB are subject to periodic filing requirements with the Securities and Exchange Commission or other regulatory authority. OTCBB requirements include, among other things, a broker-dealer acting as a market maker willing to enter a quote for the securities and requires us to remain current in our periodic filings under the Securities Exchange Act of 1934, as amended. Even with OTCBB eligibility and trading, delisting adversely affects the ability or willingness of investors to purchase our common stock, which, in turn, severely affects the market liquidity of our securities.

Following is a summary of our stock's quarterly market price ranges for the two most recent fiscal years. The price quotations noted herein represent prices between dealers, without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

Fiscal year 2004:	High	Low
First quarter*	$1.95	$0.30
Second quarter*	1.70	0.71
Third quarter*	1.65	0.85
Fourth quarter*	1.35	0.75

Fiscal year 2005:		
First quarter*	$1.43	$0.85
Second quarter*	1.77	1.20
Third quarter*	1.40	0.70
Fourth quarter*	0.93	0.51

*These quotations represent high and low bid prices for our stock as reported by the OTCBB and Pink Sheets.

On March 31, 2006, the last reported sale price of our common stock on the OTCBB was $0.70 per share.

At March 31, 2006, there were approximately 2,700 registered and beneficial holders of record of our common stock.

The aggregate market value of the voting stock held by nonaffiliates of the registrant, based upon the closing price for the registrant's common stock on the OTC Bulletin Board on June 30, 2005, the last trading date of registrant's most recently completed second fiscal quarter was approximately $14,874,000.

We have not paid any cash dividends on our common stock and do not anticipate declaring dividends in the foreseeable future. Our current policy is to retain earnings, if any, to finance potential acquisitions and fund operations. The future payment of dividends will depend on the results of operations, financial condition, capital expenditure plans and other factors that we deem relevant and will be at the sole discretion of our Board of Directors.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements, the notes to such statements and the information under "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" included in this *Annual Report on Form 10-K, including the discussion therein of changes in our business under "Overview."* The consolidated statements of operations data and the consolidated balance sheet data are derived from our audited consolidated financial statements.

	(in thousands, except per share data)				
	2005	2004	2003	2002	2001
Statements of Operations Data:					
Revenues	$ 43,788	$ 31,625	$ 505	$ -	$ 2,284
Cost of revenues	30,164	21,572	-	-	2,242
Gross profit	13,624	10,053	505	-	42
Operating expenses:					
Selling, general and administrative expenses	12,093	9,431	1,540	998	10,068
Impairment charges	-	-	112	-	5,892
Depreciation and amortization	611	443	63	18	2,158
Total operating expenses	12,704	9,874	1,715	1,016	18,118
Operating income (loss)	920	179	(1,210)	(1,016)	(18,076)
Gain (loss) on disposal of assets	(1)	(32)	-	1	95
Equity in income (losses) of equity method investees	675	374	85	19	-
Other income	73	19	-	-	-
Interest income (expense), net	(658)	(405)	30	59	364
Minority interest	(50)	(56)	277	209	-
Income tax provision	(241)	(166)	-	-	-
Income (loss) from continuing operations	718	(87)	(818)	(728)	(17,617)
Income (loss) from discontinued operations	(653)	336	-	-	-
Net income (loss)	$ 65	$ 249	$ (818)	$ (728)	$ (17,617)
Net income (loss) attributable to common shareholders	$ 65	$ 249	$ (818)	$ (728)	$ (17,617)
Basic net income (loss) per share from:					
Continuing operations	$ 0.03	*	$ (0.04)	$ (0.03)	$ (0.83)
Discontinued operations	$ (0.03)	$ 0.02	$ -	$ -	$ -
	$ 0.00	$ 0.01	$ (0.04)	$ (0.03)	$ (0.83)
Diluted net income (loss) per share					
Continuing operations	$ 0.03	*	$ (0.04)	$ 0.03	$ 0.83
Discontinued operations	$ (0.03)	$ 0.02	$ -	$ -	$ -
	$ 0.00	$ 0.01	$ (0.04)	$ (0.03)	$ (0.83)
* Less than $0.01 per share					
Average common shares outstanding, basic	22,007	21,804	21,557	21,231	21,231
Average common shares outstanding, diluted	22,878	22,389	21,557	21,231	21,231

	2005	2004	2003	2002	2001
Balance Sheet Data					
Cash and cash equivalents	$ 3,216	$ 1,867	$ 2,006	$ 2,950	$ 4,204
Working capital	3,539	4,320	2,120	3,063	4,000
Assets held available for sale	2,207	2,626	-	-	-
Total assets	21,998	20,753	2,841	3,673	4,361
Liabilities related to assets held available for sale	2,897	2,271	-	-	-
Long-term debt (including current maturities)	10,235	10,634	-	-	-
Stockholders' equity	3,073	2,879	2,523	3,306	4,011

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and notes thereto included elsewhere in this report. Except for the historical information contained herein, certain statements used in this Form 10-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements about our financial condition, prospects, operations and business are generally accompanied by words such as "anticipates," "expects," "estimates," "believes," "intends," "plans" or similar expressions. These forward-looking statements are subject to numerous risks, uncertainties and other factors, some of which are beyond our control that could cause actual results to differ materially from those forecasted or anticipated in such forward-looking statements.

Factors that could cause or contribute to such differences include, but are not limited to, those discussed below under "Risks Related to Our Business," "Risks Specific to Operating Subsidiaries," and "Other Risks." These risks and uncertainties include, but are not limited to, (a) the following general risks: our limited funds and risks of not obtaining additional funds, certain of our subsidiaries are highly leveraged, potential difficulties in integrating and managing our subsidiaries, our dependence upon management, our dependence upon a small staff, certain subsidiaries accounting for a significant percentage of revenue, unforeseen acquisition costs, the potential for future leveraged acquisitions, restrictions on the use of net operating loss carryforwards, and the difficulty in predicting operations; (b) the following risks to Dougherty's Holdings, Inc.: potential problems that may arise in selling the Park InfusionCare business, extensive regulation of the pharmacy business, the competitive nature of the retail pharmacy industry, third party payor attempts to reduce reimbursement rates, difficulty in collecting accounts receivable, dependence upon a single pharmaceutical products supplier, price increases as a result of our potential failure to maintain sufficient pharmaceutical sales, shortages in qualified employees, and liability risks inherent in the pharmaceutical industry; (c) the following risks to CRESA Partners of Orange County, L.P.: the size of our competitors, our concentration on the southern California real estate market, the variance of financial results among quarters, the inability to retain senior management and/or attract and retain qualified employees, the regulatory and compliance requirements of the real estate brokerage industry and the risks of failing to comply with such requirements, and the potential liabilities that arise from our real estate brokerage activities; (d) the following risks to our investments in real estate: our dependence on tenants for lease revenues, the risks inherent in real estate development activities, the general economic conditions of areas in which we focus our real estate development activities, the risks of natural disasters, the illiquidity of real estate investments; and (e) the following other risks: a majority of our common stock is beneficially owned by our principal stockholders, officers and directors, relationships and transactions with related parties, our stock is not traded on NASDAQ or a national securities exchange, effect of penny stock regulations, and litigation.

Because such forward-looking statements are subject to risks, uncertainties and assumptions, you are cautioned not to place undue reliance on these forward-looking statements, which reflect management's view only as of the date the forward-looking statement is made. Our forward-looking statements are based on the current expectations of management, and we undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future. The cautionary statements made in this report should be read as being applicable to all related forward-looking statements, wherever they appear in this report.

OVERVIEW

Our company has undergone a series of fundamental changes in the past three years, and as a result, our management believes that year-to-year comparisons of our past results are not meaningful as a basis for evaluating our future prospects.

During 2002 - 2005, we made investments and/or acquisitions, which are more fully described herein in Item 1, Business of Part 1 and in the Notes to the Ascendant Consolidated Financial Statements also included herein.

There is no assurance that we will be able to successfully operate these acquired businesses or that we will be able to successfully acquire or develop continue to add one or more additional business enterprises in the future.

We expect our future operating results to fluctuate. Factors that are likely to cause these fluctuations include:

- the matters discussed under the section titled "Risks Related to our Business" and "Risks Specific to Operating Subsidiaries" below;
- our ability to profitably operate our acquisitions of the Park Assets and CPOC and to pay the principal and interest on the significant debt incurred to make these acquisitions;
- our ability to sell Park InfusionCare, as further discussed herein;

- our success with the investments in, and operations of, Ampco, Capital Markets, Fairways Frisco and our participation in other Fairways transactions, if any;
- our ability to successfully defend outstanding litigation;
- fluctuations in general interest rates;
- the availability and cost of capital to us;
- the existence and amount of unforeseen acquisition costs; and
- our ability to locate and successfully acquire or develop one or more additional business enterprises.

Key measures used by the Company's management to evaluate business segment performance include revenue, cost of sales, gross profit, investment income and EBITDA. EBITDA is calculated as net income before deducting interest, taxes, depreciation and amortization. Although EBITDA is not a measure of actual cash flow because it does not consider changes in assets and liabilities that may impact cash balances, the Company believes it is a useful metric to evaluate operating performance and has therefore included such measures in the discussion of operating results below.

Discontinued Operations

In September 2005, the Company determined that it would exit the home infusion therapy business, which operated as part of its healthcare segment under the name Park InfusionCare. This will allow DHI to devote undivided focus on its primary business, independent specialty retail pharmacies. In connection therewith, the Company retained The Braff Group, a financial advisor, to assist in marketing Park InfusionCare for sale. The financial advisor is currently in discussions with various interested buyers. The Company can provide no assurance that it will be able to find a buyer for Park InfusionCare, or to the extent a buyer is found, that a transaction on terms acceptable or favorable to the Company will be consummated. The Company has accounted for Park InfusionCare as a discontinued operation since the third quarter of 2005.

Comparison of Discontinued Operations Results for the Year Ended December 31, 2005 to the Year Ended December 31, 2004

	Years Ended December 31,	
	2005	2004
Income (loss) from discontinued operations:		
Infusion therapy revenue	$ 9,071,000	$ 7,666,000
Cost of sales	4,558,000	3,483,000
Gross profit	4,513,000	4,183,000
Selling, general and administrative expenses	4,898,000	3,680,000
Depreciation and amortization	41,000	51,000
Interest expense, net	105,000	116,000
Other income	108,000	-
Charges related to discontinuance	230,000	-
Income (loss) from discontinued operations	$ (653,000)	$ 336,000

The results for the year ended December 31, 2004 reflect the results of Park InfusionCare from the date of acquisition on March 24, 2004 to December 31, 2004, whereas the 2005 results are comprised of the full twelve months ending December 31, 2005.

The gross profit as a percentage of revenue declined from 54.6% in 2004 to 49.8% in 2005. The decline in gross profit percentage is due primarily to increases in wholesale drug prices and a change in the mix of revenue to lower margin therapies. The decline in interest expense is due to a decrease in the revolving bank debt allocated to Park InfusionCare due to a decline in its overall borrowing base.

Charges related to discontinuance represent an accrual for retention bonuses to be paid to key employees upon the sale of Park InfusionCare. As of December 31, 2005, none of these accrued amounts has been paid. Other income in 2005 represents amounts received from third party payors which were not billed as infusion therapy revenue.

RESULTS OF CONTINUING OPERATIONS (Amounts exclude discontinued operations for all periods presented)

Comparison of the Year Ended December 31, 2005 to the Year Ended December 31, 2004 (000's omitted).

	Years Ended December 31,					
	Healthcare			Real Estate Advisory Services		
	2005	2004	Dollar Change	2005	2004	Dollar Change
Revenue	$ 29,957	$ 21,866	$ 8,091	$ 13,831	$ 9,759	$ 4,072
Cost of Sales	21,959	16,185	5,774	8,205	5,387	2,818
Gross Profit	7,998	5,681	2,317	5,626	4,372	1,254
Operating expenses	8,204	6,136	2,068	3,343	2,479	864
Equity in income (losses) of equity method investees	-	-	-	-	-	-
Other income	9	19	(10)	-	-	-
Interest income (expense), net	(225)	(182)	(43)	(444)	(247)	(197)
Gain (loss) on sale of equipment	-	(17)	17	(1)	(15)	14
Minority interests	-	-	-	(37)	(29)	(8)
Income tax provision	-	-	-	(209)	(166)	(43)
Income from continuing operations	**$ (422)**	**$ (635)**	**$ 213**	**$ 1,592**	**$ 1,436**	**$ 156**
Plus:						
Interest (income) expense, net	$ 225	$ 182	$ 43	$ 444	$ 247	$ 197
Income tax provision	-	-	-	209	166	43
Depreciation & Amortization	291	220	71	304	216	88
EBITDA from continuing operations	**$ 94**	**$ (233)**	**$ 327**	**$ 2,549**	**$ 2,065**	**$ 484**

	Years Ended December 31,					
	Corporate & Other			Consolidated		
	2005	2004	Dollar Change	2005	2004	Dollar Change
Revenue	$ -	$ -	$ -	$ 43,788	$ 31,625	$ 12,163
Cost of Sales	-	-	-	30,164	21,572	8,592
Gross Profit	-	-	-	13,624	10,053	3,571
Operating expenses	1,157	1,259	(102)	12,704	9,874	2,830
Equity in income (losses) of equity method investees	675	374	301	675	374	301
Other income	64	-	64	73	19	54
Interest income (expense), net	11	24	(13)	(658)	(405)	(253)
Gain (loss) on sale of equipment	-	-	-	(1)	(32)	31
Minority interests	(13)	(27)	14	(50)	(56)	6
Income tax provision	(32)	-	(32)	(241)	(166)	(75)
Income from continuing operations	**$ (452)**	**$ (888)**	**$ 436**	**$ 718**	**$ (87)**	**$ 805**
Plus:						
Interest (income) expense, net	$ (11)	$ (24)	$ 13	$ 658	$ 405	$ 253
Income tax provision	32	-	32	241	166	75
Depreciation & Amortization	16	7	9	611	443	168
EBITDA from continuing operations	**$ (415)**	**$ (905)**	**$ 490**	**$ 2,228**	**$ 927**	**$ 1,301**

Healthcare

Revenue

Revenue increased $8,091,000 during the year ended December 31, 2005 to $29,957,000. The increase is due to increased pharmacy sales at Dougherty's Pharmacy in 2005 as a result of increased pricing for prescription drug sales as well as increased front end merchandise sales subsequent to the remodeling of Dougherty's Pharmacy. The increase is also due to the fact that 2004 results are reflected for the period from the date of acquisition on March 24, 2004 to December 31, 2004, as compared to a full twelve months in 2005.

Cost of Sales

Cost of sales was $21,959,000 for the year ended December 31, 2005, representing 73.3% of revenue. Cost of sales was 74.0% of sales in 2004. The decline in cost of sales as a percentage of revenue in 2005 is due to an increased mix of generic prescriptions as compared to brand name drugs, along with improved merchandising and purchasing in the front end of the pharmacies. Dougherty's Pharmacy was remodeled in 2005, which contributed to increased sales of front end merchandise, which carry a higher gross margin than prescription drug sales. Cost of sales includes all direct costs related to the sale of products in pharmacies. The increase of $5,774,000 in cost of sales for the year ended December 31, 2005 is due primarily to the inclusion of DHI's cost of sales for the period from the date of acquisition on March 25, 2004 to December 31, 2004 as compared to a full twelve months in 2005.

Operating Expenses

Operating expenses increased $2,068,000 for the year ended December 31, 2005 to $8,204,000. Operating expenses represented 27.4% of revenue in 2005 as compared to 28.1% of revenue in 2004. The decrease in operating expenses as a percentage of revenue is due primarily to increased pharmacy revenues combined with smaller increases in fixed operating expenses. The overall dollar increase in operating expenses is due primarily to the inclusion of DHI's operating expenses, including amortization of Patient Prescriptions, for the period from the date of acquisition on March 25, 2004 to December 31, 2004 as compared to a full twelve months in 2005.

Interest Income (Expense), Net

Interest expense, net is comprised of interest expense related to the debt assumed as part of the acquisition of the Park Assets by DHI. Interest expense, net was $182,000 for the year ended December 31, 2004, as compared to $225,000 for the year ended December 31, 2005. Interest expense on DHI's revolving bank debt is fixed at six percent per annum. For the year ended December 31, 2005, interest expense, net increased due to inclusion of the DHI results for the period from the date of acquisition on March 25, 2004 to December 31, 2004 as compared to a full twelve months in 2005.

Real estate advisory services

Revenue

Revenue increased $4,072,000 from $ 9,759,000 in 2004 to $13,831,000 during the year ended December 31, 2005. The following are included in real estate advisory services revenue for the year ended December 31, 2005 (i) fee revenue earned by CPOC of $13,176,000 and (ii) fee revenue earned by CRESA Capital Markets of $655,000. The increase over 2004 revenue is due primarily to the inclusion of CPOC's revenue for the period from the date of acquisition on May 1, 2004 to December 31, 2004 as compared to a full twelve months in 2005.

Cost of Revenue

Cost of revenue was $8,205,000 for the year ended December 31, 2005, representing 59.3% of revenue. Cost of revenue was $5,387,000 or 55.2% of revenue in 2004. The overall increase in cost of revenue as a percentage of revenue is due to increased commission and referral fee costs. Cost of revenue includes all direct costs, including broker commissions, incurred in connection with a real estate advisory transaction. The increase of $2,818,000 in cost of revenue for the year ended December 31, 2004 is due primarily to the inclusion of CPOC's cost of revenue for the period from the date of acquisition on May 1, 2004 to December 31, 2004 as compared to a full twelve months in 2005.

Operating Expenses

Operating expenses increased $864,000 from $2,479,000 to $3,343,000 for the year ended December 31, 2005. This increase includes a decrease of $151,000 in selling, general and administrative expenses at Capital Markets due to decreased professional bonuses due to lower transaction revenues. The increase also includes an increase of $926,000 for CPOC due to the inclusion of CPOC's operating expenses for the period from the date of acquisition on May 1, 2004 to December 31, 2004 as compared to a full twelve months in 2005.

Interest Income (Expense), Net

Interest expense, net is comprised of interest expense related to the debt assumed as part of the CPOC acquisition. Interest expense, net was $444,000 in 2005 as compared to $247,000 for the year ended December 31, 2004. The increase is partially due to an increase in the prime rate from 5.25% at December 31, 2004 to 7.25% at December 31, 2005. The CPOC acquisition note payable bears interest at the Northern Trust Bank prime rate plus 0.50%. The remainder of the increase in interest expense is due to the inclusion of CPOC's interest expense for the period from the date of acquisition on May 1, 2004 to December 31, 2004 as compared to a full twelve months in 2005.

Corporate and other

Operating Expenses

Operating expenses for the year ended December 31, 2005 were $1,157,000, or a decrease of $102,000 over the year ended December 31, 2004. The decrease is primarily a result of decreased costs for legal and accounting due to the additional activity generated by our acquisitions of the Park Assets and CPOC in 2004. Operating expenses of $1,157,000 includes payroll and benefits of $515,000; legal expense of $111,000; insurance expense of $178,000; audit and accounting expense of $83,000; SEC, transfer agent and other professional fees of $89,000; and other selling, general and administrative expenses of $181,000.

Equity in Income (Losses) of Equity Method Investees

Equity in income (losses) of equity method investees increased $301,000 from $374,000 during the year ended December 31, 2004 to $675,000 for the year ended December 31, 2005. Equity in income (losses) of equity method investees represents our pro-rata portion, based on our limited partnership interests, of the income (losses) of Ampco Partners, Ltd., Fairways 03 New Jersey, L.P., Fairways 36864, L.P. and Fairways Frisco, LP as follows:

	Years Ended December 31, 2005	Years Ended December 31, 2004
Ampco Partners, Ltd.	$ 100,000	$ 82,000
Fairways 03 New Jersey, LP	1,112,000	208,000
Fairways 36864, L.P.	-	84,000
Fairways Frisco, L.P.	(537,000)	-
	$ 675,000	$ 374,000

The equity in earnings of Fairways NJ of $1,112,000 is comprised of earnings from its interest in the leasing of a single tenant commercial building and a gain on the sale of that building in 2005. Of this total, $951,000 was received is cash distributions in 2005. The remaining amount is expected to be received in cash as described below. The Company received a distribution of approximately $680,000 on December 30, 2005 from Fairways NJ, which represented the Company's share in the profit from the sale of a single tenant commercial real estate property interest, the sole asset held by Fairways NJ. In addition to the distribution, cash of $162,000, representing the Company's share of the total escrow, is being held in escrow to fund any amounts owed by Fairways NJ to the purchaser, including any amounts owed for standard representations & warranties under the sale agreement. The balance of the escrow account, if any, is expected to be released in December 2006.

The equity in losses of Fairways Frisco of $537,000 represents our share of the net loss of Fairways Frisco for the year ended December 31, 2005. We made our initial investment in Fairways Frisco on December 31, 2004, and accordingly no equity in income (losses) of Fairways Frisco was recorded in 2004. This amount is a non-cash adjustment to our operating results and we have no obligation to fund the operating losses or debts of Fairways Frisco.

The equity in income of Fairways 36864, L.P. of $84,000 for the year ended December 31, 2004 was due to a gain on the sale of two single tenant commercial properties in which we had an investment through ASE Investments. This investment is no longer outstanding. See Item I, "Business" of Part I for more information.

Other Income

Other income in 2005 represents the receipt of $64,000 from Fairways Equities, LLC under an agreement whereby the Company receives 25% of certain fees earned by FEL.

Income tax provision

Income tax provision of $32,000 in 2005 represents federal alternative minimum taxes owed by the Company. Based on the Company's differences in income in various legal entities and its temporary differences between taxable income and book income, there was no income tax provision recorded for 2004. The Company's net operating loss carryforwards are limited to usage of 90% of alternative minimum taxable income, and therefore it will be required to pay alternative minimum tax on 10% of its alternative minimum taxable income at a statutory tax rate of 20%.

Comparison of the Year Ended December 31, 2004 to the Year Ended December 31, 2003 (000's omitted).

	Years Ended December 31,					
	Healthcare			Real Estate Advisory Services		
	2004	2003	Dollar Change	2004	2003	Dollar Change
Revenue	$ 21,866	$ -	$ 21,866	$ 9,759	$ 505	$ 9,254
Cost of Sales	16,185	-	16,185	5,387	-	5,387
Gross Profit	5,681	-	5,681	4,372	505	3,867
Operating expenses	6,136	-	6,136	2,479	506	1,973
Equity in income (losses) of equity method investees	-	-	-	-		-
Other income	19	-	19	-		-
Interest income (expense), net	(182)	-	(182)	(247)	(3)	(244)
Gain (loss) on sale of equipment	(17)	-	(17)	(15)	-	(15)
Minority interests	-	-	-	(29)	1	(30)
Income tax provision	-	-	-	(166)	-	(166)
Income from continuing operations	**$ (635)**	**$ -**	**$ (635)**	**$ 1,436**	**$ (3)**	**$ 1,439**
Plus:						
Interest (income) expense, net	$ 182	$ -	$ 182	$ 247	$ 3	$ 244
Income tax provision	-	-	-	166	-	166
Depreciation & Amortization	220	-	220	216	2	214
EBITDA from continuing operations	**$ (233)**	**$ -**	**$ (233)**	**$ 2,065**	**$ 2**	**$ 2,063**

	Years Ended December 31,					
	Corporate & Other			Consolidated		
	2004	2003	Dollar Change	2004	2003	Dollar Change
Revenue	$ -	$ -	$ -	$ 31,625	$ 505	$ 31,120
Cost of Sales	-	-	-	21,572	-	21,572
Gross Profit	-	-	-	10,053	505	9,548
Operating expenses	1,259	1,209	50	9,874	1,715	8,159
Equity in income (losses) of equity method investees	374	85	289	374	85	289
Other income	-	-	-	19	-	19
Interest income (expense), net	24	33	(9)	(405)	30	(435)
Gain (loss) on sale of equipment	-	-	-	(32)	-	(32)
Minority interests	(27)	276	(303)	(56)	277	(333)
Income tax provision	-	-	-	(166)	-	(166)
Income from continuing operations	**$ (888)**	**$ (815)**	**$ (73)**	**$ (87)**	**$ (818)**	**$ 731**
Plus:						
Interest (income) expense, net	$ (24)	$ (33)	$ 9	$ 405	($30)	$ 435
Income tax provision	-	-	-	166	-	166
Depreciation & Amortization	7	61	(54)	443	63	380
EBITDA from continuing operations	**$ (905)**	**$ (787)**	**$ (118)**	**$ 927**	**$ (785)**	**$ 1,712**

Healthcare

Revenue

Revenue increased $21,866,000 during the year ended December 31, 2004. The increase over 2003 revenue is due primarily to the inclusion of DHI's revenue since March 25, 2004.

Cost of Sales

Cost of sales was $16,185,000 for the year ended December 31, 2004, representing 74% of revenue. Cost of sales includes all direct costs related to the sale of products in pharmacies. The increase of $16,185,000 in cost of sales for the year ended December 31, 2004 is due primarily to the inclusion of DHI's cost of sales since March 25, 2004.

Operating Expenses

Operating Expenses increased $6,136,000 for the year ended December 31, 2004. This increase is comprised of an increase of $5,916,000 in selling, general and administrative expenses and an increase of $220,000 in depreciation and amortization. Depreciation and amortization includes $136,000 of amortization for intangible assets recorded in connection with the acquisition of the Park Assets. The increase in operating expenses is due primarily to the inclusion of DHI's operating expenses, including amortization of Patient Prescriptions, since March 25, 2004.

Other Income

Other income increased $19,000 for the year ended December 31, 2004 due to the inclusion of DHI's results since March 25, 2004.

Interest Income (Expense), Net

Interest expense, net is comprised of interest expense related to the debt assumed as part of the acquisition of the Park Assets by DHI. Interest expense, net was $182,000 for the year ended December 31, 2004. For the year ended December 31, 2004, interest expense, net increased $182,000 due to inclusion of the DHI results since March 25, 2004.

Real estate advisory services

Revenue

Revenue increased $9,254,000 from $ 505,000 to $9,759,000 during the year ended December 31, 2004. The following are included in real estate advisory services revenue (i) fee revenue earned by CPOC of $8,858,000 and (ii) fee revenue earned by CRESA Capital Markets of $901,000. The increase over 2003 revenue is due primarily to the inclusion of CPOC's revenue since May 1, 2004.

Cost of Revenue

Cost of revenue was $5,388,000 for the year ended December 31, 2004, representing 55.2% of revenue. Cost of revenue includes all direct costs, including broker commissions, incurred in connection with a real estate advisory transaction. The increase of $5,388,000 in cost of revenue for the year ended December 31, 2004 is due primarily to the inclusion of CPOC's cost of revenue since May 1, 2004.

Operating Expenses

Operating Expenses increased $1,973,000 from $506,000 to $2,479,000 for the year ended December 31, 2004. This increase includes an increase of $118,000 in selling, general and administrative expenses at Capital Markets due to increased payroll expenses from the addition of professional staff. The increase also includes an increase of $111,000 for depreciation expense at CPOC. The remaining increase in operating expenses is due to the inclusion of CPOC's selling, general and administrative expenses since May 1, 2004 and increases in staff payroll for CRESA Capital Markets.

Interest Income (Expense), Net

Interest expense, net is comprised of interest expense related to the debt assumed as part of the CPOC acquisition. Interest expense, net was $247,000 for the year ended December 31, 2004. For the year ended December 31, 2004, interest expense, net increased $244,000 due to interest expense of $211,000 on the acquisition note payable to Kevin Hayes and interest expense of $33,000 on other debt assumed in the acquisition of CPOC.

Corporate and other

Operating Expenses

Operating expenses for the year ended December 31, 2004 were $1,259,000, or an increase of $50,000 over the year ended December 31, 2003. The increase is primarily a result of increased costs for legal, accounting, insurance and salaries due to the additional business activity generated by our acquisitions of the Park Assets and CPOC. Operating expenses of $1,258,000 includes payroll and benefits of $327,000; legal expense of $241,000; insurance expense of $ 182,000; audit and accounting expense of $170,000; SEC, transfer agent and other professional fees of $120,000; non-cash stock compensation expense of $40,000; and other selling, general and administrative expenses of $178,000.

Equity in Income (Losses) of Equity Method Investees

Equity in income (losses) of equity method investees increased $289,000 to $374,000 during the year ended December 31, 2004. The increase is a result of income received from our investment in Fairways 03 New Jersey LP of $208,000 during the year ended December 31, 2004. Equity in income (losses) of equity method investees also includes $82,000 of income recorded from our pro rata share of Ampco's earnings for the year ended December 31, 2004. Equity in income (losses) of equity method investees also increased $84,000 for the year ended December 31, 2004 due to a gain on the sale of two single tenant commercial properties in which we had an investment through ASE Investments. See Item I, "Business" of Part I for more information.

Interest Income (Expense), Net

Interest income (expense), net decreased from $33,000 to $24,000 during the year ended December 31, 2004 due to decreased interest earned on lower excess cash balances as compared to the year ended December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2005, we had working capital of approximately $3.5 million as compared to approximately $4.3 million at December 31, 2004. The decrease includes a $1,045,000 decrease in working capital related to the discontinued operations of Park InfusionCare. The decrease is offset by positive changes in working capital from the real estate advisory services segment and distributions received from the Company's investment in Fairways NJ.

As of December 31, 2005, we had cash and cash equivalents of approximately $3.2 million compared to approximately $1.9 million as of December 31, 2004.

Our future capital needs are uncertain. Although management projects positive cash flow after debt service based on anticipated operations of our acquired businesses, there can be no assurances that this will occur. If the Company does not generate the necessary cash flow, the Company will need additional financing in the future to fund operations. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to stockholders.

Cash from Financing Activities

Dougherty's Holdings, Inc.

During the year ended December 31, 2005, DHI made principal payments on its notes payable of $556,000, and it made no new borrowings under its bank credit facility.

ASDS of Orange County, Inc.

During the year ended December 31, 2005, ASDS of Orange County, Inc. ("ASDS") made principal payments of $718,000 on its Acquisition Note Payable to Kevin Hayes. There were no new borrowings during the year ended December 31, 2005 by either ASDS or CPOC.

In connection with the acquisition of CPOC, the Company was entitled to receive a structuring fee of $690,000, plus interest thereon, of which $230,000 was paid at closing and $230,000 was paid on May 1, 2005. The remainder of $230,000, plus interest thereon is payable on May 1, 2006. The structuring fee has been eliminated in the consolidation of the Company with CPOC and the Operating LP in the consolidated financial statements of the Company.

Cash Flow

During the year ended December 31, 2005 we had positive cash flow of approximately $1,349,000. Cash flow provided from operating activities for the year ended December 31, 2005 was $4,308,000, while cash used in investing activities was $1,671,000 and cash used in financing activities was $1,288,000. The cash used in investing activities was primarily for purchases of property & equipment and investments in Fairways Frisco. The cash used in financing activities was primarily related to payments on the acquisition debt for DHI and CPOC.

Through December 31, 2005, we have invested approximately $1.22 million in Fairways Frisco. In September 2005, the Company borrowed $225,000 from a bank and used the proceeds to increase its investment in Fairways Frisco. This unsecured bank note payable was repaid in full in January 2006. The Frisco Square Partnerships and Fairways Frisco will require additional funding in order to complete development of the planned project. We are not obligated to invest any additional funds if Fairways Frisco makes a capital call for additional cash, although we may choose to do so depending on our available funds. However, if we do not participate in additional capital calls, our limited partnership interest will be diluted.

In December 2005, the Company received a cash distribution of approximately $680,000 from Fairways NJ, which represented the Company's share in the profit from the sale of a single tenant commercial real estate property interest, the sole asset held by Fairways NJ. In addition to the distribution, cash of $162,000, representing the Company's share of the total escrow, is being held in escrow to fund any amounts owed by Fairways NJ to the purchaser, including any amounts owed for standard representations & warranties under the sale agreement. The balance of the escrow account, if any, is expected to be released in December 2006.

Our future capital needs are uncertain. Although management projects positive cash flow after debt service based on anticipated operations of our acquired businesses, there can be no assurances that this will occur. If the Company does not generate the necessary cash flow, the Company will need additional financing in the future to fund operations. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to stockholders.

Tax Loss Carryforwards

At December 31, 2005, we had approximately $54 million of federal net operating loss carryforwards and approximately $21 million of state net operating loss carryforwards available to offset future taxable income, which, if not utilized, will fully expire from 2018 to 2024. We believe that the issuance of shares of our common stock pursuant to our initial public offering on November 15, 1999 caused an "ownership change" for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. Consequently, we believe that the portion of our net operating loss carryforwards attributable to the period prior to November 16, 1999 is subject to an annual limitation pursuant to Section 382. Our total deferred tax assets have been fully reserved as a result of the uncertainty of future taxable income. Accordingly, no tax benefit has been recognized in the periods presented.

Off Balance Sheet Arrangements

As discussed in Part I of this Form 10-K, the Company has guaranteed the Acquisition Note in the amount of $6.9 million. The Acquisition Note is payable from the excess cash flows of ASDS over a three year period. During the period from May 1, 2004 until December 31, 2005, principal payments of $718,000 were paid on the Acquisition Note. There were no payments required under the terms of the Company's guarantee.

In January 2005, the Company agreed to provide a limited indemnification to its partners in the Fairways NJ investment for any losses those partners may incur under their personal guaranties of the partnership's bank indebtedness. The Company's partners in this investment are the Fairways Members. The Company's indemnification to these 4 partners is limited to $520,000 in the aggregate, which is its 20% pro rata partnership interest of the $2.6 million in bank debt that was guaranteed by the individuals. In December 2005, this bank debt was paid in full by Fairways NJ and the personal guarantees, as well as the Company's indemnification, were cancelled.

Disclosures About Contractual Obligations and Commercial Commitments

In connection with the acquisition of the Park Assets, DHI entered into a three year supply agreement with AmerisourceBergen Drug Corporation pursuant to which DHI and its subsidiaries agreed to purchase prescription and over-the-counter pharmaceuticals from AmerisourceBergen through March 2007. This supply agreement will also provide us with pricing and payment terms that are improved from those previously provided by AmerisourceBergen to Park Pharmacy. In exchange for these improved terms, DHI has agreed to acquire 85% of its prescription pharmaceuticals and substantially all of its generic pharmaceutical products from AmerisourceBergen and agreed to minimum monthly purchases of $900,000 of all products in order to obtain new favorable pricing terms.

A summary of our contractual commitments under debt and lease agreements and other contractual obligations at December 31, 2005 and the effect such obligations are expected to have on liquidity and cash flow in future periods appears below. This is all forward-looking information and is subject to the risks and qualifications set forth at the beginning of Item 7.

Contractual Obligations

As of December 31, 2005	**Payments due by Period ($-000's omitted)**				
	Less than 1 year	1-3 Years	3-5 Years	More than 5 years	Total
Lease Obligations	$ 1,198,000	2,975,000	831,000	2,292,000	$ 7,296,000
Notes Payable	650,000	9,585,000	-	-	$ 10,235,000
Total	$ 1,848,000	$ 12,560,000	$ 831,000	$ 2,292,000	$ 17,531,000

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to long-term investments. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following accounting policies and the related judgments and estimates affect the preparation of our consolidated financial statements.

Revenue Recognition

Healthcare revenues are reported at the estimated net realizable amounts expected to be received from individuals, third-party payors, institutional healthcare providers and others. We recognize revenue from the sale of pharmaceutical products and retail merchandise as transactions occur and product is delivered to the customer. Revenue from product sales is recognized at the point of sale and service revenue is recognized at the time services are provided.

CPOC's primary revenue is from brokerage commissions earned from project leasing and tenant representation transactions. Brokerage commission revenue is generally recorded upon execution of a lease contract, unless additional activities are required to earn the commission pursuant to a specific brokerage commission agreement. Participation interests in rental income are recognized over the life of the lease. Other revenue is recognized as the following consulting services are provided: facility and site acquisition and disposition, lease management, design, construction and development consulting, move coordination and strategic real estate advisory services. Participation interests in rental income are recognized over the life of the lease.

Long-Term Investments
Our long-term investments are accounted for using the equity method of accounting for investments and none represent investments in publicly traded companies. The equity method is used as we do not have a majority interest and do not have significant influence over the operations of the respective companies. We also use the equity method for investments in real estate limited partnerships where we own more than 3% to 5% of the limited partnership interests. Accordingly, we record our proportionate share of the income or losses generated by our equity method investees in the income statement. If we receive distributions in excess of our equity in earnings, they are recorded as a reduction of our investment.

The fair value of our long-term investments is dependent upon the performance of the companies in which we have invested, as well as volatility inherent in the external markets for these investments. The fair value of our ownership interests in, and advances to, privately held companies is generally determined based on overall market conditions, availability of capital as well as the value at which independent third parties have invested in similar private equity transactions. We evaluate, on an on-going basis, the carrying value of our ownership interests in and advances to the companies in which we have invested for possible impairment based on achievement of business plan objectives, the financial condition and prospects of the company and other relevant factors, including overall market conditions. Such factors may be financial or non-financial in nature. If as a result of the review of this information, we believe our investment should be reduced to a fair value below its cost, the reduction would be charged to "loss on investments" on the statements of operations. Although we believe our estimates reasonably reflect the fair value of our investments, our key assumptions regarding future results of operations and other factors may not reflect those of an active market, in which case the carrying values may have been materially different than the amounts reported.

Recent Accounting Pronouncements.
In January 2003, the Financial Accounting Standards Board issued FASB interpretation No. 46R ("FIN 46R"), *Consolidation of Variable Interest Entities*. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements* to certain entities in which the equity investors do not have either a controlling interest or sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R is effective for variable interest entities in which we hold a variable interest. FIN 46R will not have an impact on our financial condition or results of operations. The Company has applied the provisions of FIN 46R to its acquisition of CPOC. As a result, CPOC is treated as a consolidated subsidiary in the Company's consolidated financial statements.

In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123R (Revised 2004), Share-Based Payment., which required that the compensation cost relating to share-based payment transactions such as options, restricted share plans, performance based awards, share appreciation rights and employee share purchase plans be recognized in financial statements.

Statement 123R replaces FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used.

The Company currently expenses the cost of restricted shares issued to employees and directors over the service vesting period associated with the restricted shares. The Company currently has no options outstanding which are not vested. The implementation of Statement 123R will not have a material impact on its results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We currently do not engage in commodity futures trading or hedging activities and do not enter into derivative financial instrument transactions for trading or other speculative purposes. We also do not currently engage in transactions in foreign currencies or in interest rate swap transactions that could expose us to market risk.

We are exposed to market risk from changes in interest rates with respect to the credit agreements entered into by our subsidiaries to the extent that the pricing of these agreements is floating.

We are exposed to interest rate risk as the guarantor of ASDS's Acquisition Note, which bears interest payable monthly at the prime rate of Northern Trust Bank plus 0.50% per annum. At December 31, 2005, we were also exposed to interest rate risk under the $225,000 term note payable to Comerica Bank, which bears interest at the Comerica Bank prime rate plus 1.00%. However, this note payable to Comerica Bank was paid in full in January 2006. If the effective interest rate under the Acquisition Note and the Comerica Bank term note were to increase by 100 basis points (1.00%), our annual financing expense would increase by approximately $68,000, based on the average balances outstanding during the year ended December 31, 2005. A 100 basis points (1.00%) increase in market interest rates would decrease the fair value of our fixed rate debt by approximately $69,000. We did not experience a material impact from interest rate risk during the year ended December 31, 2005, respectively.

In addition, our ability to finance future acquisitions through debt transactions may be impacted if we are unable to obtain appropriate debt financing at acceptable rates. We are exposed to market risk from changes in interest rates through our investing activities. Our investment portfolio consists primarily of investments in high-grade commercial bank money market accounts.

The following table summarizes the financial instruments held by us at December 31, 2005, which are sensitive to changes in interest rates. At December 31, 2005, approximately 63% of our debt was subject to changes in market interest rates and was sensitive to those changes. Scheduled principal cash flows for debt outstanding at December 31, 2005 for the twelve months ending December 31 are as follows:

	Fixed Rate	Variable	Total
2006	$ 425,000	$ 225,000	$ 650,000
2007	2,994,000	6,182,000	9,176,000
2008	32,000	-	32,000
2009	377,000	-	377,000
Thereafter	-	-	-
	$ 3,828,000	$ 6,407,000	$ 10,235,000

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ASCENDANT SOLUTIONS, INC.

The financial statements of Park Pharmacy Corporation as of March 24, 2004 and June 30, 2003 and for the period from July 1, 2003 to March 24, 2004 and the years ended June 30, 2003 and 2002 are incorporated herein by reference to Item 8 of Part II of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2004.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Ascendant Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Ascendant Solutions, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ascendant Solutions, Inc. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ HEIN & ASSOCIATES LLP

Dallas, Texas
March 6, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Ascendant Solutions, Inc.
Dallas, Texas

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Ascendant Solutions, Inc. (the "Company") for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations, stockholders' equity and cash flows of Ascendant Solutions, Inc. as of December 31, 2003, and for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Dallas, Texas
March 26, 2004

ASCENDANT SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS
(000's omitted, except share amounts)

	December 31, 2005	December 31, 2004
ASSETS		
Cash and cash equivalents	$ 3,216	$ 1,867
Trade accounts receivable, net	3,492	4,129
Other receivables	165	156
Receivable from affiliates	85	71
Inventories	2,569	2,201
Prepaid expenses	451	502
Assets held available for sale	2,207	2,626
Total current assets	12,185	11,552
Property and equipment, net	909	629
Goodwill	7,299	7,299
Other intangible assets	426	758
Equity method investments	1,086	410
Other assets	93	105
Total assets	**$ 21,998**	**$ 20,753**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 2,583	$ 1,407
Accrued liabilities	2,516	3,098
Notes payable, current	650	456
Liabilities related to assets held available for sale	2,897	2,271
Total current liabilities	8,646	7,232
Notes payable, long-term	9,585	10,178
Minority interests	694	464
Total liabilities	**18,925**	**17,874**
Commitments and contingencies (Notes 11 & 17)		
Stockholders' equity:		
Common stock, $0.0001 par value; 50,000,000 shares authorized; 22,180,900 and 21,933,400 shares issued and outstanding at December 31, 2005 and 2004, respectively	2	2
Additional paid-in capital	60,078	59,961
Deferred compensation	(66)	(78)
Accumulated deficit	(56,941)	(57,006)
Total stockholders' equity	**3,073**	**2,879**
Total liabilities and stockholders' equity	**$ 21,998**	**$ 20,753**

See accompanying notes to the Consolidated Financial Statements

ASCENDANT SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(000's omitted, except share and per share amounts)

	Years Ended December 31,		
	2005	2004	2003
Revenue:			
Healthcare	$ 29,957	$ 21,866	$ -
Real estate advisory services	13,831	9,759	505
	43,788	31,625	505
Cost of sales:			
Healthcare	21,959	16,185	-
Real estate advisory services	8,205	5,387	-
	30,164	21,572	-
Gross profit	13,624	10,053	505
Operating expenses:			
Selling, general and administrative expenses	12,012	9,373	1,540
Non-cash stock compensation	81	58	-
Impairment charges	-	-	112
Depreciation and amortization	611	443	63
Total operating expenses	12,704	9,874	1,715
Operating income (loss)	920	179	(1,210)
Equity in income of equity method investees	675	374	66
Other income	73	19	19
Interest income (expense), net	(658)	(405)	30
Loss on sale of property and equipment	(1)	(32)	-
Income (loss) before minority interest and income tax provision	1,009	135	(1,095)
Minority interest	50	56	(277)
Income tax provision	241	166	-
Income (loss) from continuing operations	718	(87)	(818)
Income (loss) from discontinued operations	(653)	336	-
Net income (loss)	$ 65	$ 249	$ (818)
Basic net income (loss) per share			
Continuing operations	$ 0.03	*	$ (0.04)
Discontinued operations	$ (0.03)	$ 0.02	$ -
	$ 0.00	$ 0.01	$ (0.04)
Diluted net income (loss) per share			
Continuing operations	$ 0.03	*	$ (0.04)
Discontinued operations	$ (0.03)	$ 0.02	$ -
	$ 0.00	$ 0.01	$ (0.04)

* Less than $0.01 per share

Average common shares outstanding, basic	22,006,733	21,803,817	21,557,150
Average common shares outstanding, diluted	22,877,704	22,389,267	21,557,150

See accompanying notes to the Consolidated Financial Statements.

ASCENDANT SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(000's omitted, except share amounts)

	Common Stock Class A					
	Shares	Amount	Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2003	**21,230,900**	**$ 2**	**$ 59,822**	**$ (81)**	**$ (56,437)**	**$ 3,306**
Issuance of restricted stock to officers	435,000	-	-	-	-	-
Amortization of deferred compensation	-	-	-	35	-	35
Net loss	-	-	-	-	(818)	(818)
Balance at December 31, 2003	**21,665,900**	**$ 2**	**$ 59,822**	**$ (46)**	**$ (57,255)**	**$ 2,523**
Exercise of stock options	200,000	-	49	-	-	49
Non-cash stock option compensation	-	-	18	-	-	18
Issuance of restricted stock to officers & directors	67,500	-	72	(72)	-	-
Amortization of deferred compensation	-	-	-	40	-	40
Net income	-	-	-	-	249	249
Balance at December 31, 2004	**21,933,400**	**$ 2**	**$ 59,961**	**$ (78)**	**$ (57,006)**	**$ 2,879**
Exercise of stock options	200,000	-	48	-	-	48
Issuance of restricted stock to directors	47,500	-	69	(69)	-	-
Amortization of deferred compensation	-	-	-	81	-	81
Net income	-	-	-	-	65	65
Balance at December 31, 2005	**22,180,900**	**$ 2**	**$ 60,078**	**$ (66)**	**$ (56,941)**	**$ 3,073**

See accompanying notes to the Consolidated Financial Statements.

ASCENDANT SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(000's omitted)

	Years Ended December 31, 2005	2004	2003
Operating Activities			
Net income (loss)	$ 65	$ 249	$ (818)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Provision for doubtful accounts	143	161	-
Depreciation and amortization	611	443	63
Deferred compensation amortization	81	41	35
Non-cash equity in losses (income) of equity method investees			
Fairways Frisco, LP	537	-	-
Fairways 03 New Jersey, LP	(162)	-	-
Non-cash stock option compensation	-	18	-
Loss on sale of property and equipment	1	41	-
Impairment charges	-	-	112
Minority interest	50	56	(277)
Loss (income) from discontinued operations	653	(336)	-
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	494	(274)	(3)
Inventories	(368)	(188)	-
Prepaid expenses and other assets	40	(52)	13
Accounts payable	1,176	(59)	(21)
Accrued liabilities	(582)	178	10
Net cash provided by (used in) continuing operations	2,739	278	(886)
Net cash provided by discontinued operations	1,569	1,481	-
Net cash provided by (used in) operating activities	4,308	1,759	(886)
Investing Activities			
Return of capital distributions	13	30	46
Proceeds from sale of property and equipment	-	38	-
Deferred acquisition costs	-	310	(310)
Net cash acquired in acquisitions	-	1,614	-
Purchases of property and equipment	(560)	(160)	(32)
Distributions to limited partners	(50)	(31)	-
Investment in limited partnerships	(1,065)	(155)	(146)
Return of investment in limited partnerships	-	-	145
Payment of acquisition liabilities	-	(1,350)	-
Net cash provided by (used in) continuing operations	(1,662)	296	(297)
Net cash used in discontinued operations	(9)	(15)	-
Net cash provided by (used in) investing activities	(1,671)	281	(297)

ASCENDANT SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
(000's omitted)

	Years Ended December 31,		
	2005	2004	2003
Financing Activities			
Proceeds from exercise of common stock purchase options	48	49	-
Proceeds from sale of limited partnership interests	230	230	239
Payments on notes payable	(1,287)	(1,058)	-
Proceeds from notes payable	341	-	-
Net cash provided by (used in) continuing operations	(668)	(779)	239
Net cash used in discontinued operations	(620)	(1,400)	-
Net cash (used in) provided by financing activities	(1,288)	(2,179)	239
Net increase (decrease) in cash and cash equivalents	1,349	(139)	(944)
Cash and cash equivalents at beginning of year	1,867	2,006	2,950
Cash and cash equivalents at end of year	$ 3,216	$ 1,867	$ 2,006
Supplemental Cash Flow Information			
Cash paid for income taxes	$ 502	$ -	$ -
Cash paid for interest on notes payable	$ 728	$ 497	$ -

See accompanying notes to the Consolidated Financial Statements.

1. Organization and Significant Accounting Policies

Description of Business

Ascendant Solutions, Inc. ("Ascendant" or "the Company") is a diversified financial services company which is seeking to or has invested in or acquired healthcare, manufacturing, distribution or service companies. The Company also conducts various real estate activities, performing real estate advisory services for corporate clients, and, through an affiliate, purchase real estate assets, as a principal investor.

The following is a summary of the Company's identifiable business segments, consolidated subsidiaries and their related business activities:

Business Segment	Subsidiaries	Principal Business Activity
Healthcare	Dougherty's Holdings, Inc. and Subsidiaries	Healthcare products and services provided through retail pharmacies, including specialty compounding pharmacy services
Real estate advisory services	CRESA Partners of Orange County, L.P., ASDS of Orange County, Inc., CRESA Capital Markets Group, L.P.	Tenant representation, lease management services, capital markets advisory services and strategic real estate advisory services
Corporate & other	Ascendant Solutions, Inc. and ASE Investments Corporation	Corporate administration, investments not included in other segments

Through early 2001, the Company had been engaged in providing call center, order management and fulfillment services, portions of which were sold or otherwise wound down by July 1, 2001. From July 1, 2001 and continuing through December 31, 2002, the Company had no revenue producing contracts or operations. In December 2001, the Company revised its strategic direction to seek acquisition possibilities throughout the United States or enter into other business endeavors.

During 2002, the Company made its first investments, and it has continued to make additional investments and acquisitions throughout 2003, 2004 and 2005. A summary of the Company's investment and acquisition activity is shown in the table below:

Date	Entity	Business Segment	Transaction Description	% Ownership
April 2002	Ampco Partners, Ltd	Corporate & other	Investment in a non-sparking, non-magnetic safety tool manufacturing company	10%
August 2002	VTE, L.P.	Corporate & other	Investment to acquire early stage online electronic ticket exchange company	23%
October 2002	CRESA Capital Markets Group, L.P., ASE Investments Corporation	Real estate advisory services	Investment to form real estate capital markets and strategic advisory services companies	80%
November 2003	Fairways 03 New Jersey, L.P.	Corporate & other	Investment in a single tenant office building	20%
March 2004	Dougherty's Holdings, Inc. and Subsidiaries	Healthcare	Acquisition of specialty pharmacies and therapy infusion centers	100%
April 2004	Fairways 36864, L.P.	Corporate & other	Investment in commercial real estate properties	24.75%
May 2004	CRESA Partners of Orange County, L.P., ASDS of Orange County, Inc.	Real estate advisory services	Acquisition of tenant representation and other real estate advisory services company	99%
December 2004	Fairways Frisco, L.P.	Corporate & other	Investment in a mixed-use real estate development	14%

Certain of these transactions involved related parties or affiliates as more fully described in Notes 2 and 18 of these consolidated financial statements.

The Company will continue to look for acquisition opportunities, however, its current cash resources are limited and it will be required to expend significant executive time to assist the management of its acquired businesses. The Company will continue seeking to (1) most effectively deploy its remaining cash and debt capacity (if any) and (2) capitalize on the experience and contacts of its officers and directors.

Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Ascendant and all subsidiaries for which the Company owns greater than 50% of the voting equity interests or has significant influence over operations. All intercompany balances and transactions have been eliminated. The limited partnership interests for the consolidated subsidiaries and related minority interests are included on the balance sheet as Minority Interests.

The results of operations of CRESA Partners of Orange County, LP ("CPOC") have been consolidated with ASDS of Orange County, Inc. ("ASDS") and ultimately the Company, in accordance with FIN 46R "Consolidation of Variable Interest Entities", until such time that ASDS has received cumulative distributions equal to $6.9 million (the Purchase Price) plus a preferential return of approximately $1.7 million (total distributions of $8.6 million). When and if the total distributions equal to $8.6 million are fully paid, the Company's residual interest will become 10% (through ASDS) and the principles of consolidation for financial reporting purposes will no longer be satisfied under FIN 46R or APB 18, "Equity Method for Investments in Common Stock". Accordingly, the Company would no longer consolidate the results of operations of CPOC and would instead record its share of income from CPOC as "Equity in income of equity method investees" in the consolidated statement of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported consolidated financial statements and accompanying notes, including allowance for doubtful accounts, inventory reserves and recoverability & valuation of equity method investments. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

Concentration of Credit Risk

The Company's credit risk relates primarily to its trade accounts receivables and its receivables from affiliates, along with cash deposits maintained at financial institutions in excess of federally insured limits. Management performs continuing evaluations of debtors' financial condition and provides an allowance for uncollectible accounts as determined necessary. See Note 4 for additional information regarding the Company's trade accounts receivable, allowance for doubtful accounts and significant customer relationships.

Property and Equipment

Property and equipment is carried at cost. Depreciation and amortization are provided over the estimated useful lives of the assets (generally three to seven years) using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the respective lease term or estimated useful life of the asset. See Note 7 for additional information regarding property and equipment.

Inventories

Inventories consists of healthcare product finished goods held for resale, valued at the lower of cost, using the first-in, first-out method, or market. The Company provides an estimated reserve against inventory for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of its net realizable value. See Note 5 for additional information regarding inventories.

Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets by comparing the undiscounted cash flows over the remaining useful life of the long-lived assets with the assets' carrying value. If this comparison indicates that the carrying value will not be recoverable, the carrying value of the long-lived assets will be reduced accordingly based on a discounted cash flow analysis. During the year ended December 31, 2003, the Company recorded an impairment provision of approximately $112,000 related to VTE's investment of certain computer software and hardware. No impairment was recorded in 2005 or 2004.

Equity Method Investments

Equity method investments represent investments in limited partnerships accounted for using the equity method of accounting for investments, and none represent investments in publicly traded companies. The equity method is used as the Company does not have a majority interest and does not have significant influence over the operations of the respective companies. The Company also uses the equity method for investments in real estate limited partnerships where it owns more than 3% to 5% of the limited partnership interests. Accordingly, the Company records its proportionate share of the income or losses generated by equity method investees in the consolidated statements of operations. If the Company receives distributions in excess of its equity in earnings, they are recorded as a reduction of its investment.

Revenue Recognition

Healthcare revenues are reported at the estimated net realizable amounts expected to be received from individuals, third-party payors, institutional healthcare providers and others. The Company recognizes revenue from the sale of pharmaceutical products and retail merchandise as transactions occur and product is delivered to the customer. Revenue from product sales is recognized at the point of sale and service revenue is recognized at the time services are provided.

CPOC's primary revenue is from brokerage commissions earned from project leasing and tenant representation transactions. Brokerage commission revenue is generally recorded upon execution of a lease contract, unless additional activities are required to earn the commission pursuant to a specific brokerage commission agreement. Participation interests in rental income are recognized over the life of the lease. Other revenue is recognized as the following consulting services are provided: facility and site acquisition and disposition, lease management, design, construction and development consulting, move coordination and strategic real estate advisory services. Participation interests in rental income are recognized over the life of the lease.

Income Taxes

The Company's income taxes are presented utilizing an asset and liability approach, and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are established for deferred tax assets where management believes it is more likely than not that the deferred tax asset will not be realized.

Net Income (Loss) Per Share

Basic and diluted net income (loss) per share is computed based on the net income (loss) applicable to common stockholders divided by the weighted average number of shares of common stock outstanding during each period. Potentially dilutive securities consisting of warrants and stock options were not included in the calculation for the year ended December 31, 2003 as their effect is anti-dilutive. The number of potentially dilutive securities excluded from the computation of diluted net loss per share was approximately 270,000 for the year ended December 31, 2003. The number of dilutive shares resulting from assumed conversion of stock options and warrants are determined by using the treasury stock method. See Note 16 for more information regarding the calculation of net income (loss) per share.

Impairment of goodwill and other intangible assets

The Company has adopted a policy of recording an impairment loss on goodwill and other intangible assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Goodwill and other intangible assets are assessed for impairment on at least an annual basis by management.

Recent Accounting Pronouncements

In December 2003, the FASB revised FASB interpretation No. 46R ("FIN 46R"), *Consolidation of Variable Interest Entities*. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements* to certain entities in which the equity investors do not have either a controlling interest or sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

FIN 46R is effective for variable interest entities in which we hold a variable interest. FIN 46R will not have an impact on our financial condition or results of operations. The Company has applied the provisions of FIN 46R to its acquisition of CPOC. As a result, CPOC is treated as a consolidated subsidiary in the Company's consolidated financial statements.

In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123R (Revised 2004), Share-Based Payment., which requires that the compensation cost relating to share-based payment transactions such as options, restricted share plans, performance based awards, share appreciation rights and employee share purchase plans be recognized at fair value in financial statements.

Statement 123R replaces FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used.

The Company currently expenses the cost of restricted shares issued to employees and directors over the service vesting period associated with the restricted shares. The Company currently has no options outstanding which are not vested. The unrecognized compensation cost related to these options is not material and as a result, the implementation of Statement 123R will not have a material impact on its results of operations.

Stock Based Compensation

The Company accounts for its employee stock options and stock based awards utilizing the intrinsic value method, whereby, if the exercise price of an employee's stock option equals or exceeds the market price of the underlying stock on the date of the grant, no compensation expense is recognized. The Company currently applies APB Opinion No. 25 and related interpretations in accounting for its Long-Term Incentive Plan (the "Plan"). Had compensation cost been recognized consistent with SFAS No. 123, the Company's net income (loss) attributable to common stockholders and net income (loss) per share would have been adjusted to the pro forma amounts indicated below for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Net income (loss) attributable to common stockholders as reported	$ 65,000	$ 249,000	$ (818,000)
Total stock-based employee compensation included in reported net income (loss), net of related tax effects	-	18,000	-
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(10,000)	(88,000)	(35,000)
Pro forma net income (loss)	$ 55,000	$ 179,000	$ (853,000)
Net income (loss) per share:			
Basic - as reported	$ 0.00	$ 0.01	$ (0.04)
Basic - pro forma	$ 0.00	$ 0.01	$ (0.04)
Diluted - as reported	$ 0.00	$ 0.01	$ (0.04)
Diluted - pro forma	$ 0.00	$ 0.01	$ (0.04)

The Company used the Black-Scholes option-pricing model to determine the fair value of grants made during 2002. The following weighted average assumptions were applied in determining the pro forma compensation cost: risk free interest rate - 4.69%, expected option life in years - 6.00, expected stock price volatility - 1.837 and expected dividend yield - 0.00%. See Note 14 for additional information on stock options.

Fair Value of Financial Instruments

The Company's financial instruments include cash, accounts receivable and accounts payable that are carried at cost, which approximates fair value because of the short maturity of these instruments. The fair value of notes payable approximates carrying value as interest rates approximate market rates. The fair value of equity method investments is not readily determinable without undo cost.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

2. Significant Equity Investments

Fairways 03 New Jersey, LP

During December 2003, the Company made a capital contribution of $145,000 to Fairways 03 New Jersey, LP ("Fairways NJ") which, through a partnership with an institutional investor, acquired the stock of a company whose sole asset was a single tenant office building and entered into a long-term credit tenant lease with the former owner of the building. In December 2003, subsequent to the closing of this transaction, the Company's capital contribution of $145,000 was distributed back. The Company received a distribution of approximately $680,000 on December 30, 2005 from Fairways NJ, which represented the Company's share in the profit from the sale of a single tenant commercial real estate property interest, the sole asset held by Fairways NJ. In addition to the distribution, cash of $162,000, representing the Company's share of the total escrow, is being held in escrow to fund any amounts owed by Fairways NJ to the purchaser, including any amounts owed for standard representations & warranties under the sale agreement. The balance of the escrow account, if any, is expected to be released in December 2006. Since the date of the property interest acquisition, the Company has received cumulative cash distributions of approximately $1,280,000 on its initial investment of $145,000 in Fairways NJ.

Fairways Frisco Partnerships

On December 31, 2004, Fairways Frisco, L.P. (Fairways Frisco) acquired certain indirect interests in various partnerships (the "Frisco Square Partnerships") that own properties (the "Properties") in the Frisco Square mixed-use real estate development in Frisco, Texas, pursuant to a Master Agreement Regarding Frisco Square Partnerships ("Master Agreement"). Frisco Square is planned to include approximately 4 million developed square feet, including retail, offices, multi-family and municipal space.

The parties to the Master Agreement were the Fairways Group, the Frisco Square Partnerships, Cole and Mary Pat McDowell, and the remainder of the Five Star Group which is Five Star Development Co., Inc., a Texas corporation, CMP Management, LLC, a Texas limited liability company, and CMP Family Limited Partnership, a Texas limited partnership. "Frisco Square Partnerships" is a group of entities comprised of Frisco Square, Ltd. ("FSLTD"), Frisco Square B1-6 F1-11, Ltd., a Texas limited partnership, Frisco Square B1-7 F1-10, Ltd., a Texas limited partnership, and Frisco Square Properties, Ltd., a Texas limited partnership. "Fairways Group" is a group of entities comprised of Fairways Frisco, Fairways B1-6 F1-11, LLC, a Texas limited liability company, Fairways B1-7 F1-10, LLC, a Texas limited liability company, and Fairways FS Properties, LLC, a Texas limited liability company.

As further described herein, the Company holds a limited partnership interest in Fairways Frisco. The Company is not involved in the development or management of Frisco Square, rather it is solely a limited partner.

The Company has invested $1,219,000 of cash into Fairways Frisco and holds a 14% limited partnership interest as of December 31, 2005. The Company has made no additional capital contributions subsequent to December 31, 2005. However, Fairways Frisco is expected to request additional capital contributions from the limited partners. At present, the Company does not intend to fund any additional capital requested from Fairways Frisco. The Company expects its limited partnership interest will be reduced further as additional limited partner contributions are received and the Company does not fund its limited partnership share of such capital contributions into Fairways Frisco.

On April 15, 2005, the parties to the Master Agreement agreed to terminate the Master Agreement effective as of April 15, 2005. In connection with the termination of the Master Agreement, the Frisco Square Partnerships were amended such that Fairways Frisco owns, either directly or indirectly, 60% of the Frisco Square Partnerships. The remaining 40% is owned by CMP Family Limited Partnership ("CMP"), which is controlled by Cole McDowell. CMP's partnership interest is subject to further reduction and dilution as discussed below. Under the terms of the amended Frisco Square Partnerships, Fairways Frisco also has a first priority distribution preference of $5.5 million, and it will receive its pro-rata partnership interest of the next $9.5 million of distributions from the Frisco Square Partnerships. After $15 million of distributions have been made, Fairways Frisco's interest in the Cash Flow of the Frisco Square Partnerships, as defined in the partnership agreements, will become 80% and CMP's interest will become 20%.

Furthermore, Fairways Frisco's partnership interest in the Frisco Square Partnerships may be increased up to 85% if certain capital call and limited partner capital loan provisions are not met by CMP. If Fairways Frisco's partnership interest in the Frisco Square Partnerships is increased in the future, the Company's indirect interest in the Frisco Square Partnerships would also increase on a pro-rata basis with its investment in Fairways Frisco. During the year ended December 31, 2005, CMP met the capital loan provisions by providing a $400,000 cash loan as required under the partnership agreement. Subsequent to December 31, 2005, an additional $400,000 capital loan request due from CMP was funded as required. Accordingly, Fairways Frisco's partnership interest remains at 60%.

Under the terms of the amended Frisco Square Partnerships agreements, Fairways Equities, LLC (FEL) is now the sole general partner of the Frisco Square Partnerships and controls all operating activities, financing activities and development activities for the Frisco Square Partnerships.

Also on April 15, 2005, Fairways Frisco, through Frisco Square Land, Ltd., a newly created partnership, closed a financing transaction, the proceeds of which were used to repay the outstanding bank debt of Frisco Square, Ltd and to provide additional working capital for Fairways Frisco. Under the terms of the now terminated Master Agreement, Fairways Frisco held an option to acquire 50% of the partnership interests of Frisco Square, Ltd. Concurrently with the financing, all of the land and related development held by Frisco Square, Ltd. was transferred to Frisco Square Land, Ltd. in exchange for repayment of the bank debt, and the option to acquire 50% of the partnership interests of Frisco Square, Ltd. was cancelled. As a result of these changes, Fairways Frisco now has no interest in Frisco Square, Ltd. Fairways Frisco owns 60% of Frisco Square Land, Ltd., subject to the same increases for preference distributions and dilution to CMP if certain capital call and limited partner capital loan provisions are not met by CMP as discussed above.

The Company has not guaranteed any of the debt of the Frisco Square Partnerships or Fairways Frisco, L.P.. The Company is not involved with any management, financing or other operating activities of the Frisco Square Partnerships or Fairways Frisco. However, in May 2005, the Company entered into an agreement with FEL, pursuant to which the Company is entitled to receive 25% of the fees paid to FEL pursuant to the Fairways Frisco partnership agreement. These fees, including a monthly management fee, represent compensation to the Company for supplying resources to execute the initial transaction with the Frisco Square Partnerships in December 2004. During the year ended December 31, 2005, the Company received fees allocated from FEL of $64,000 under this agreement.

3. Discontinued Operations

In September 2005, the Company determined that it would exit the home infusion therapy business, which operated as part of its healthcare segment under the name Park InfusionCare. This will allow DHI to devote undivided focus on its primary business, independent specialty retail pharmacies. In connection therewith, the Company retained The Braff Group, a financial advisor, to assist in marketing Park InfusionCare for sale. The financial advisor is currently in discussions with various interested buyers. The Company can provide no assurance that it will be able to find a buyer for Park InfusionCare, or to the extent a buyer is found, that a transaction on terms acceptable or favorable to the Company will be consummated.

The Company began accounting for Park InfusionCare as a discontinued operation in the third quarter of 2005. The following is a summary of the assets held available for sale and the related liabilities as of December 31, 2005 and 2004:

	December 31, 2005	December 31, 2004
Assets Held Available for Sale:		
Cash	$ 5,000	$ 1,000
Accounts Receivable, net	1,622,000	2,226,000
Inventory, net	258,000	297,000
Property and equipment, net	313,000	87,000
Other Assets	9,000	15,000
	$ 2,207,000	$ 2,626,000
Liabilities Related to Assets Held Available for Sale:		
Accounts Payable	$ 872,000	$ 227,000
Accrued Liabilities	336,000	63,000
Notes Payable	1,689,000	1,981,000
	$ 2,897,000	$ 2,271,000

Notes payable in both periods above includes an allocated amount of DHI's notes payable to Bank of Texas which is based on a borrowing base equal to 84% of eligible accounts receivable and 50% of eligible inventory, as further defined in the agreement with Bank of Texas. If the Company is successful in its attempt to sell Park InfusionCare, DHI will pay down the Bank of Texas notes payable in accordance with these borrowing base requirements. Notes payable above also includes capital leases for equipment specifically used by Park InfusionCare.

Accrued liabilities at December 31, 2005 above include an accrual of $230,000 for retention bonuses to be paid to employees of Park InfusionCare upon consummation of a sale transaction. In order to provide continuity of operations and staff, DHI has agreed to pay bonuses to various employees who continue to perform their duties through the date of the sale transaction. This accrued liability is an estimated amount and no amounts have been paid under this retention bonus plan.

The following results of Park InfusionCare have been presented as income (loss) from discontinued operations in the accompanying consolidated statements of operations:

	Years Ended December 31, 2005	Years Ended December 31, 2004
Income (loss) from discontinued operations:		
Infusion therapy revenue	$ 9,071,000	$ 7,666,000
Cost of sales	4,558,000	3,483,000
Gross profit	4,513,000	4,183,000
Selling, general and administrative expenses	4,898,000	3,680,000
Depreciation and amortization	41,000	51,000
Interest expense, net	105,000	116,000
Other income	108,000	-
Charges related to discontinuance	230,000	-
Income (loss) from discontinued operations	$ (653,000)	$ 336,000

4. Trade Accounts Receivable

	December 31, 2005	December 31, 2004
Healthcare:		
Trade accounts receivable	$ 1,893,000	$ 1,790,000
Less - allowance for doubtful accounts	(227,000)	(72,000)
	1,666,000	1,718,000
Real Estate Advisory Services:		
Trade accounts receivable	1,826,000	2,411,000
Less - allowance for doubtful accounts	-	-
	1,826,000	2,411,000
	$ 3,492,000	$ 4,129,000

Healthcare trade accounts receivable consists primarily of amounts receivable from third-party payers (insurance companies and governmental agencies) under various medical reimbursement programs, institutional healthcare providers, individuals and others and are not collateralized. Certain receivables are recorded at estimated net realizable amounts. Amounts that may be received under medical reimbursement programs are affected by changes in payment criteria and are subject to legislative actions. Healthcare accounts receivable are reduced by an allowance for the amounts deemed to be uncollectible. In general, an allowance for retail pharmacy accounts aged in excess of 60 days is established. Accounts that management has ultimately determined to be uncollectible are written off against the allowance.

Healthcare accounts receivable from Medicare and Medicaid combined were approximately 16.1% and 18.4% of total accounts receivable at December 31, 2005 and 2004, respectively. Additionally, at December 31, 2005, DHI had accounts receivable outstanding from one insurance company of approximately 13.1% of total Healthcare accounts receivable. No other single customer or third-party payer accounted for more than 10% of DHI's accounts receivable at December 31, 2005 or 2004, respectively.

The Company's real estate advisory services operations grants credit to customers of various sizes and provides an allowance for doubtful accounts equal to the estimated uncollectible amounts based on historical collection experience and a review of the current status of trade accounts receivable. For the year ended December 31, 2005 the Company's real estate advisory services operations derived revenues in excess of ten percent from two customers totaling approximately $5,264,000 or 39.9% of revenues and $1,592,000 or 12.1% of revenues, respectively. For the period from May 1, 2004 (date of acquisition) to December 31, 2004, the Company's real estate advisory services operations derived revenues in excess of ten percent from one customer totaling approximately $3,479,000 or 39% of its total revenue.

5. Inventories

Inventories consist of the following:

	December 31 2005	December 31 2004
Inventory-retail pharmacy	$ 1,849,000	$ 1,498,000
Inventory-infusion/homecare	162,000	183,000
Inventory-general retail	568,000	578,000
Less: Inventory reserves	(10,000)	(58,000)
	$ 2,569,000	$ 2,201,000

6. Prepaid Expenses

Prepaid expenses consist of the following:

	December 31, 2005	December 31, 2004
Prepaid insurance	$ 168,000	$ 279,000
Deferred tenant representation costs	94,000	200,000
Prepaid marketing costs	13,000	-
Prepaid rent	62,000	-
Other prepaid expenses	114,000	23,000
	$ 451,000	$ 502,000

The Company's real estate advisory services operations defer direct costs associated with its tenant representation services until such time a lease is signed between the tenant and landlord. Upon execution of a signed lease, the Company expenses 50% of these direct costs associated with the transactions, with the balance being paid by the individual broker through a reduction in the commission earned. The Company regularly reviews these direct costs and expenses such costs related to canceled or unlikely to be completed transactions.

7. Property and Equipment, Net

Property and equipment, net consist of the following:

	Estimated Useful Lives	December 31, 2005	December 31, 2004
Computer equipment and software	3 to 5 years	$ 493,000	$ 280,000
Furniture, fixtures and equipment	5 to 7 years	332,000	274,000
Leasehold improvements	Life of Lease	569,000	283,000
		1,394,000	837,000
Less accumulated depreciation and amortization		(485,000)	(208,000)
		$ 909,000	$ 629,000

Depreciation expense was $279,000, $206,000 and $63,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following:

	December 31, 2005	December 31, 2004
Goodwill	$ 7,299,000	$ 7,299,000
Other intangible assets:		
Patient Prescriptions	544,000	544,000
Non-compete Agreements	450,000	450,000
Less - accumulated amortization	(568,000)	(236,000)
	$ 426,000	$ 758,000

The acquisitions of the Park Assets and CPOC in 2004 were accounted for using the purchase method of accounting and the purchase prices were allocated as follows:

	Park Assets	CPOC
Net cash acquired	$ 1,396,000	$ 141,000
Trade accounts receivable	5,044,000	2,604,000
Inventory	2,281,000	-
Furniture, fixtures and equipment	547,000	312,000
Other assets	166,000	297,000
Patient prescriptions	544,000	-
Goodwill	-	7,299,000
Non-compete agreements	-	450,000
Accounts payable and accrued liabilities	(2,983,000)	(2,910,000)
Line of credit payable under secured $800,000 bank credit facility	-	(500,000)
Note payable to related party	-	(500,000)
Notes payable under equipment financing obligations	(23,000)	(93,000)
Allocated purchase price	$ 6,972,000	$ 7,100,000

The excess of the purchase price over the net tangible assets acquired have been allocated to (i) patient prescriptions for the Park Assets acquisition which are being amortized over 3 years and (ii) to non-compete agreements and goodwill for the CPOC acquisition. In connection with the CPOC acquisition, the Company obtained non-compete agreements from nine of CPOC's management and key employees, including Kevin Hayes, CPOC's Chairman. The non-compete agreements are being amortized over their contractual life of 3 years, which amounted to $150,000 and $100,000 for the year ended December 31, 2005 and the period from the acquisition date of May 1, 2004 through December 31, 2004, respectively. The Company made these acquisitions in 2004 for investment purposes.

The estimated scheduled amortization of other intangible assets for the twelve months ending December 31 are as follows:

	Patient Prescriptions	Non-compete Agreements
2006	$ 181,000	$ 150,000
2007	45,000	50,000
Thereafter	-	-
	$ 226,000	$ 200,000

9. Equity Method Investments

Equity method investments consist of the following:

	Ownership %	Original Investment	December 31, 2005	December 31, 2004
Ampco Partners, Ltd.	10%	$ 400,000	$ 242,000	$ 256,000
Fairways 03 New Jersey, LP	20%	145,000	162,000	-
Fairways Frisco, LP	14%	1,219,000	682,000	154,000
		$ 1,764,000	$ 1,086,000	$ 410,000

The Company's investment in Fairways Frisco includes its cumulative cash investment of $1,219,000 and its equity in the losses of Fairways Frisco for the year ended December 31, 2005 of ($537,000). The Company received no distributions from Fairways Frisco during the year ended December 31, 2005.

The Company received a distribution of approximately $680,000 on December 30, 2005 from Fairways NJ, which represented the Company's share in the profit from the sale of a single tenant commercial real estate property interest, the sole asset held by Fairways NJ. In addition to the distribution, cash of $162,000, representing the Company's share of the total escrow, is being held in escrow to fund any amounts owed by Fairways NJ to the purchaser, including any amounts owed for standard representations and warranties under the sale agreement. The balance of the escrow account, if any, is expected to be released in December 2006.

Equity in income (losses) of equity method investees included in the consolidated statements of operations consists of the following:

	Years Ended December 31, 2005	2004	2003
Ampco Partners, Ltd.	$ 100,000	$ 82,000	$ 66,000
Fairways 03 New Jersey, LP	1,112,000	208,000	-
Fairways 36864, LP	-	84,000	-
Fairways Frisco, LP	(537,000)	-	-
	$ 675,000	$ 374,000	$ 66,000

10. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31, 2005	December 31, 2004
Accrued real estate commissions & fees	$ 1,790,000	$ 2,060,000
Accrued payroll and related	382,000	487,000
Accrued expenses	137,000	210,000
Accrued rent	169,000	116,000
Accrued property, franchise and sales taxes	38,000	44,000
Accrued state income taxes payable	-	181,000
	$ 2,516,000	$ 3,098,000

11. Notes Payable

Notes payable consist of the following:

	December 31, 2005	December 31, 2004
Bank of Texas Credit Facility, secured by substantially all healthcare assets		
Term note A in the principal amount of $1,000,000, interest at 6% per annum payable monthly, principal due in full in March 2007.	$ 528,000	$ 688,000
Term note B in the principal amount of $4,000,000, interest at 6% per annum, principal and interest payable in monthly installments of $44,408 over 35 months with a balloon payment of principal due in March 2007.	2,043,000	1,807,000
Term note C in the principal amount of $529,539, interest at 6% per annum, principal and interest payable in monthly installments of $5,579 over 35 months with a balloon payment of principal due in March 2007.	459,000	501,000
AmerisourceBergen Drug Corporation, unsecured note payable		
Unsecured note in the principal amount of $750,000, interest at 6% per annum, principal and interest payable in monthly installments of $6,329 over 59 months with a balloon payment of principal of $576,000 due in March 2009.	693,000	726,000
CPOC Acquisition Note payable to Kevin Hayes		
Acquisition note in the principal amount of $6,900,000 due May 1, 2007, interest at Northern Trust Bank prime rate plus 0.5% (7.75% at December 31, 2005) payable monthly, principal payable quarterly from the Company's equity interest in the operating cashflow of CPOC and secured by the assets of CPOC.	6,182,000	6,900,000
Capital lease obligations, secured by office equipment	6,000	13,000
Comerica Bank term note payable		
Term note payable in the principal amount of $30,000, payable in 36 equal installments of $928 through April 2008, interest payable at the fixed rate of 7%, secured by all property and equipment of Ascendant Solutions, Inc.	23,000	-
Unsecured term note payable in the principal amount of $225,000, interest only payable monthly at the Comerica Bank prime rate plus 1.00% (8.25% at December 31, 2005), principal due on February 1, 2006. Paid in full January 2006	225,000	-
Insurance premium finance note payable		
Term note payable in the principal amount of $86,250, payable in 9 equal installments of $9,804 through August 2006, interest payable at the fixed rate of 5.50%, secured by the Company's directors & officers insurance policies.	76,000	-
	10,235,000	10,635,000
Less current portion	(650,000)	(457,000)
	$ 9,585,000	$ 10,178,000

The Term Note B payable to Bank of Texas excludes $1,429,000 and $1,976,000 at December 31, 2005 and 2004, respectively, which has been allocated to the discontinued operations of Park InfusionCare. An allocated amount of the notes payable to Bank of Texas which are based on a borrowing base equal to 84% of eligible accounts receivable and 50% of eligible inventory, as further defined in the agreement with Bank of Texas, have been included in Liabilities Related to Assets Held Available For Sale on the accompanying condensed consolidated balance sheets. If the Company is successful in its attempt to sell Park InfusionCare, DHI will pay down the Bank of Texas notes payable in accordance with these borrowing base requirements. Capital lease obligations above also exclude capital leases for equipment specifically used by Park InfusionCare.

The aggregate maturities of notes payable for the 12 months ended December 31 are as follows:

2006	$	650,000
2007		9,176,000
2008		32,000
2009		377,000
Thereafter		-
	$	10,235,000

The Bank of Texas credit facility contains a borrowing base formula with which the Company must comply. If the outstanding borrowings under the facility exceed the borrowing base, the Company is obligated to make additional principal payments to reduce the outstanding borrowings. As of December 31, 2005, the Company was in compliance with this borrowing base requirement. During 2005, DHI failed to notify Bank of Texas, as required under its credit agreement, that it was changing the names of certain legal entities. This failure to notify Bank of Texas of the legal entity name changes constituted a technical breach of the credit agreement. This breach of the terms of the credit agreement has been waived by Bank of Texas.

12. Income Taxes

The provision (benefit) for income taxes is reconciled with the statutory rate for the years ended December 31, 2005, 2004 and 2003 as follows:

	2005	2004	2003
Provision (benefit) computed at federal statutory rate	$ 104,000	$ 141,000	$ (278,000)
State income taxes, net of federal tax effect	150,000	178,000	(24,000)
Other permanent differences	32,000	104,000	-
Expiration of state net operating loss carryover	557,000	267,000	60,000
Benefit of federal NOL utilization	(256,000)	(300,000)	-
Benefit of state NOL utilization	-	(26,000)	-
Other changes in deferred tax assets valuation allowance	(350,000)	(198,000)	191,000
Other	4,000	-	51,000
Current provision	$ 241,000	$ 166,000	$ -

Significant components of the deferred tax asset at December 31, 2005 and 2004 are as follows:

	December 31, 2005	December 31, 2004
Current deferred income tax assets:		
Allowance for doubtful accounts	$ 203,000	$ 141,000
Inventory reserves	13,000	-
	216,000	141,000
Current deferred income tax liabilities:		
Equity in earnings of equity method investee	(61,000)	-
Net current deferred income tax assets	155,000	141,000
Valuation allowance	(155,000)	(141,000)
	$ -	$ -
Non-current deferred income tax assets:		
Deferred rent	$ 57,000	$ -
Property & equipment	22,000	0
Net operating loss carryforward	17,366,000	17,812,000
Other	32,000	-
	17,477,000	17,812,000
Non-current deferred income tax liabilities:		
Intangible assets	(179,000)	-
Property & equipment	-	(85,000)
Other	(3,000)	(31,000)
	(182,000)	(116,000)
Net non-current deferred income tax assets	17,295,000	17,696,000
Valuation allowance	(17,295,000)	(17,696,000)
	$ -	$ -

The Company's total deferred tax assets have been fully reserved because of the uncertainty of future taxable income. Accordingly, no tax benefit has been recognized in the accompanying financial statements.

At December 31, 2005, the Company had accumulated approximately $51 million of federal net operating loss carryforwards and $21 million of state net operating loss carryforwards, which may be used to offset taxable income and reduce income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards, if not fully utilized, will expire from 2018 to 2024. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") imposes an annual limitation on the portion of the Company's net operating loss carryforwards that may be used to offset taxable income. The Company believes that the issuance of shares of common stock pursuant to the initial public offering on November 15, 1999 caused an "ownership change" for purposes of Section 382 of the Code on such date. Consequently, the Company believes that utilization of the portion of the Company's net operating loss carryforwards attributable to the period prior to November 16, 1999 is limited by Section 382 of the Code. If an "ownership change" is determined to have occurred at a date after November 15, 1999, additional net operating loss carryforwards would be limited by Section 382 of the Code. In addition, an "ownership change" may occur in the future as a result of future changes in the ownership of the Company's stock, including the issuance by the Company of stock in connection with the acquisition of a business by the Company. A future "ownership change" would result in Code Section 382 limiting the Company's deduction of operating loss carryforwards attributable to periods before the future ownership change.

13. Stockholders' Equity

Preferred Stock

The Company has authorized preferred stock as follows:

Series A convertible preferred stock, $.0001 par value	1,111,111 shares
Series B redeemable preferred stock, $.0001 par value	1,111,111 shares
Series C non-voting preferred stock, $.0001 par value	3,200,000 shares
"Blank check" preferred stock, $.0001 par value	2,077,778 shares
Total	7,500,000 shares

No preferred stock was outstanding at December 31, 2005 or 2004.

Common Stock

On July 24, 2001, James C. Leslie, Chairman of the Board, and CLB Partners, Ltd. purchased an aggregate of 5,000,000 shares of the Company's common stock at $0.08 per share from Norman Charney (former Chairman and Chief Executive Officer) and CCLP, Ltd., a Texas limited partnership, of which David Charney (son of Norman Charney) was the sole general partner. This transaction resulted in an aggregate purchase price of $400,000. CLB Holdings LLC, a Texas limited liability company, is the general partner of CLB Partners, Ltd. Richard Bloch, a former director of the Company, and Will Cureton, a current director of the Company, are the managers of CLB Holdings LLC and the Richard and Nancy Bloch Family Trust and Will Cureton are the members of CLB Holdings LLC. On August 29, 2003, James C. Leslie and CLB Partners, Ltd. increased their ownership in the Company by purchasing an aggregate of 1,921,300, shares from a former shareholder of the Company in a negotiated transaction.

During the second quarter of 2002, the Company filed a registration statement on Form S-8, to issue up to 2,000,000 shares of restricted stock under the 2002 Equity Incentive Plan. Under the restricted stock agreements, the restricted shares will vest annually over a three-year period, or such other restriction period as the Company's Board of Directors may approve.

As of December 31, 2005, the following shares had been issued under the 2002 Equity Incentive Plan:

Year of Issuance:	Number of Shares	Shares Vested at December 31, 2005
2002	435,000	435,000
2003	-	-
2004	67,500	22,500
2005	47,500	22,500
	550,000	480,000

Deferred compensation equivalent to the market value of these restricted common shares at the date of issuance is reflected in Stockholders' Equity and is being amortized on a straight line basis to operating expense over three years, or the vesting period if approved to be less than three years by the Company's Board of Directors. Deferred compensation amortization expense included in the accompanying consolidated statement of operations amounted to $81,000, $40,000 and $35,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

At December 31, 2005, the Company had warrants outstanding to purchase an aggregate of 800,000 shares of common stock at prices ranging from $1.00 to $3.00 per share related to the Company's private placement offering in 1999. In September 2002, the Company's Board of Directors authorized the extension of the maturity of the 800,000 warrants, which were held by Jonathan Bloch, one of its directors, from February 5, 2004 to February 5, 2006. These warrants expired unexercised on February 5, 2006.

14. Stock Option Plan

The Company's Long-Term Incentive Plan (the "Plan"), approved in May 1999 and last amended in October 2000, provides for the issuance to qualified participants options to purchase up to 2,500,000 of common stock. As of December 31, 2005 and 2004 respectively, options to purchase 915,000 and 1,140,000 shares of common stock were outstanding under the Plan.

The exercise price of the options is determined by the administrators of the Plan, but cannot be less than the fair market value of the Company's common stock on the date of the grant. Options vest ratably over periods of one to six years from the date of the grant. The options have a maximum life of ten years.

Following is a summary of the activity of the Plan:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2003	1,340,000	$ 0.26
Granted in 2003	-	-
Exercised in 2003	-	-
Canceled in 2003	-	-
Outstanding, December 31, 2003	1,340,000	$ 0.26
Granted in 2004	-	-
Exercised in 2004	(200,000)	0.24
Canceled in 2004	-	-
Outstanding, December 31, 2004	1,140,000	$ 0.26
Granted in 2005	-	-
Exercised in 2005	(200,000)	0.24
Canceled in 2005	(25,000)	0.24
Outstanding, December 31, 2005	915,000	$ 0.26

Additional information regarding options outstanding as of December 31, 2005 is as follows:

	Options Outstanding		Options Exercisable	
Exercise Price	# Outstanding	Weighted Avg. Remaining Contractual Life (Yrs.)	# Exercisable	Weighted Avg. Exercise Price
$1.00	30,000	3.20	30,000	$ 1.00
$0.24	885,000	6.20	885,000	$ 0.24
	915,000		915,000	$ 0.26

On March 14, 2002, in an attempt to further align the interests of management and members of its Board of Directors with its stockholders, the Company granted an aggregate of 375,000 options, having an exercise price of $0.24 per share, to certain of its directors. In addition, the Company granted an aggregate of 1,000,000 performance-based options, 400,000 to its Chairman and 600,000 to its President and Chief Executive Officer. These management options, having an exercise price of $0.24 per share, are intended to incentivize management. The management options have a vesting period of six years which can be accelerated upon achievement of certain performance goals. In May 2004, these performance goals were achieved and the Company's Board of Directors accelerated the vesting of the remaining 666,667 unvested options out of the 1,000,000 performance-based options issued in 2002.

15. Employee Benefit Plan

Effective January 1, 2005, the Company established a new 401(k) plan to cover all of its employees, and it terminated the old 401(k) plans related to the acquired entities. The terms of the new plan are substantially the same as the terms of the 401(k) plans of its acquired subsidiaries, DHI and CPOC. Under the terms of the new plan, the Company has the option to match employee's contributions, in an amount and at the discretion of the Company. During the year ended December 31, 2005, the Company made matching contributions of $19,000 to the new 401(k) plan.

The Company's employees (including employees of its acquired subsidiaries DHI and CPOC) participated in three 401(k) plans during 2004 and 2003. Under two of the plans, the Company made matching contributions based on the amount of employee contributions. Total contributions by the Company under all three plans were $29,000 and $2,160 in 2004 and 2003, respectively.

16. Computations of Basic and Diluted Net Income (Loss) Per Common Share

	Years Ended December 31, 2005	2004	2003
Income (loss) from continuing operations, net of taxes	$ 718,000	$ (87,000)	$ (818,000)
Income (loss) from discontinued operations, net of taxes	(653,000)	336,000	-
Net income (loss)	$ 65,000	$ 249,000	$ (818,000)
Weighted average common shares outstanding-Basic	22,006,733	21,803,817	21,557,150
Effect of dilutive stock options and warrants	870,971	585,450	-
Weighted average common shares outstanding-Diluted	22,877,704	22,389,267	21,557,150
Basic earnings per share from:			
Continuing operations	$ 0.03	*	$ (0.04)
Discontinued operations	$ (0.03)	$ 0.02	$ -
Basic net income (loss) per share	$ 0.00	$ 0.01	$ (0.04)
Diluted earnings per share from:			
Continuing operations	$ 0.03	*	$ (0.04)
Discontinued operations	$ (0.03)	$ 0.02	$ -
Diluted net income (loss) per share	$ 0.00	$ 0.01	$ (0.04)

* Less than $0.01 per share

17. Commitments and Contingencies

In connection with the acquisition of the Park Assets, DHI entered into a three year supply agreement with AmerisourceBergen Drug Corporation pursuant to which DHI and its newly acquired indirect subsidiaries agreed to purchase prescription and over-the-counter pharmaceuticals from AmerisourceBergen through March 2007. This supply agreement will also provide DHI with pricing and payment terms that are improved from those previously provided by AmerisourceBergen to Park Pharmacy. In exchange for these improved terms, DHI has agreed to acquire 85% of its prescription pharmaceuticals and substantially all of its generic pharmaceutical products from AmerisourceBergen and agreed to minimum monthly purchases of $900,000 of all products in order to obtain new favorable pricing terms. For the year ended December 31, 2005 and the period from the date of acquisition through December 31, 2004, DHI purchased over $23,159,000 and $17,250,000, respectively, of its pharmaceutical products from Amerisource Bergen, of which $3,484,000 relates to Park InfusionCare currently classified as a discontinued operation.

In January 2005, the Company agreed to provide a limited indemnification to its partners in the Fairways 03 New Jersey LP investment for any losses those partners may incur under their personal guaranties of the partnership's bank indebtedness. The Company's partners in this investment are the Fairways Members. The Company's indemnification to the Fairways Members is limited to its 20% pro rata partnership interest of the $2.6 million in bank debt that was guaranteed by the individuals. In December 2005, this bank debt was paid in full by Fairways 03 New Jersey LP and the Company's limited indemnification agreement was cancelled.

Operating Leases

The Company and its subsidiaries lease its pharmacy, real estate advisory service and corporate offices and certain pharmacy equipment under non-cancelable operating lease agreements.

Certain leases contain renewal options and provide that the Company pay taxes, insurance, maintenance and other operating expenses. Total rent expense for operating leases was approximately $1,131,000, $974,000 and $45,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Minimum lease payments under all non-cancelable operating lease agreements for the years ended December 31, are as follows:

2006	$	1,198,000
2007		1,025,000
2008		966,000
2009		984,000
2010		831,000
Thereafter		2,292,000
	$	7,296,000

Legal Proceedings

On January 29, 2004, Bishopsgate Corp. and T.E. Millard filed a lawsuit in the 192nd District Court of Dallas County, Texas against us, our officers and directors, and Park Pharmacy's officers and directors claiming that we breached obligations to fund Bishopsgate's proposed purchase of the Park Assets. Mr. Millard filed a Chapter 13 bankruptcy case in Dallas, Texas on August 15, 2003. Millard's Chapter 13 bankruptcy case was converted to a Chapter 7 liquidation bankruptcy case on December 20, 2004. Upon the conversion of the bankruptcy case, Daniel J. Sherman was appointed Chapter 7 Trustee. In August 2005, the Company, its officers and directors and Park Pharmacy's officers and directors entered into a compromise and settlement agreement, which was approved by the bankruptcy court, whereby the defendants collectively paid $80,000 to the bankruptcy Trustee in settlement of all claims. The Company's insurance carrier provided the funds for the Company's portion of the settlement amount, which was $55,000. In exchange for the settlement, and in satisfaction of the counterclaims filed against Millard and Bishopsgate Corp, the Company received all of the stock of Bishopsgate Corp. The stock has not been assigned any value in the Company's financial statements and it is held by a newly-formed entity, DM-ASD Holding, Co.

Between January 23, 2001 and February 21, 2001, five putative class action lawsuits were filed in the United States District Court for the Northern District of Texas against us, certain of our directors, and a limited partnership of which a director is a partner. The five lawsuits assert causes of action under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, for an unspecified amount of damages on behalf of a putative class of individuals who purchased our common stock between various periods ranging from November 11, 1999 to January 24, 2000. The lawsuits claim that we and the individual defendants made misstatements and omissions concerning our products and customers.

In April 2001, the Court consolidated the lawsuits, and on July 26, 2002, plaintiffs filed a Consolidated Amended Complaint ("CAC"). We filed a motion to dismiss the CAC on or about September 9, 2002. On July 22, 2003, the Court granted in part and denied in part defendants' motion to dismiss. On September 2, 2003, defendants filed an answer to the CAC. Plaintiffs then commenced discovery. On September 12, 2003, plaintiffs filed a motion for class certification, and on February 17, 2004, we filed our opposition. On July 1, 2004, the Court denied plaintiffs' motion for certification. On September 8, 2004, the Fifth Circuit granted plaintiffs' petition for permission to appeal the denial of class certification. On August 23, 2005, the Fifth Circuit affirmed the district court's denial of class certification. The Company settled the lead plaintiffs' remaining individual claims for a confidential amount, which was paid by the Company's directors and officers insurance carrier. Accordingly, the district court entered a final judgment dismissing the claims with prejudice on February 24, 2006.

The Company is also occasionally involved in other claims and proceedings, which are incidental to its business. The Company cannot determine what, if any, material affect these matters will have on its future financial position and results of operations.

18. Related Party Transactions

During the fourth quarter of 2003, the Company entered into a participation agreement (the "Participation Agreement") with Fairways Equities LLC ("Fairways"), an entity controlled by Jim Leslie, the Company's Chairman, and Brant Bryan, Cathy Sweeney and David Stringfield who are principals of Capital Markets and shareholders of the Company ("Fairways Members"), pursuant to which the Company will receive up to 20% of the profits realized by Fairways in connection with all real estate acquisitions made by Fairways. Additionally, the Company will have an opportunity, but not the obligation, to invest in the transactions undertaken by Fairways. The Company's profit participation with Fairways is subject to modification or termination by Fairways at the end of 2005 in the event that the aggregate level of cash flow (as defined in the Participation Agreement) generated by the acquired operating entities has not reached $2 million for the twelve months ended December 31, 2005. For the twelve months ended December 31, 2005, the Company did not meet this cash flow requirement and there has been no action taken by the Fairways Members to terminate the Participation Agreement. The Company is currently negotiating with the Fairways Members to modify the Participation Agreement, however, there can be no assurances that a mutually acceptable modification can be reached. The Company is unable to determine what real estate Fairways may acquire or the cost, type, location, or other specifics about such real estate.

There can be no assurances that the Company will be able to generate the required cash flow to continue in the Fairways Participation Agreement after 2005, or that Fairways will be able to acquire additional real estate assets, that the Company will choose to invest in such real estate acquisitions or that there will be profits realized by such real estate investments. The Company does not have an investment in Fairways, but rather a profits interest through its Participation Agreement. As of December 31, 2005, the Company held a profits interest in one real estate development transaction pursuant to the Participation Agreement. The Company has no investment in the transaction, is not a partner in the investment partnership and it has received no distributions.

During the year ended December 31, 2005, CRESA Capital Markets Group, LP, a subsidiary of the Company received approximately $108,000 in cash advances from the 4 members of Fairways Equities, which were used to pay general operating expenses. The 4 members of Fairways Equities who each own 25% of its membership interests include James C. Leslie, the Chairman and principal shareholder of the Company, and Cathy Sweeney, Brant Bryan and David Stringfield, who are each shareholders of the Company as well as principals of CRESA Capital Markets Group, LP, a subsidiary of the Company (the "Fairways Members"). These non-interest bearing advances were repaid in full in December 2005 from the receipt of revenues from Capital Markets real estate advisory transactions.

Mr. James C. Leslie, the Company's Chairman, controls, and Mr. Will Cureton, one of our directors, is indirectly a limited partner in the entity that owns the building in which the corporate office space is sub-leased by Ascendant and DHI. Also, through August 2005, Capital Markets also paid rent for office space in the same building to an entity controlled by Mr. Leslie. The Company considers all of these leases to be at market terms for comparable space in the same building. During the years ended December 31, 2005, 2004 and 2003, Ascendant and Capital Markets paid rent of approximately $26,000, $67,200 and $45,000 directly to an entity controlled by Mr. Leslie. The remaining rent expense paid by Ascendant and DHI is paid under sublease agreements with an unrelated third party, and approximates $13,000 monthly. The Company also incurs certain shared office costs with an entity controlled by Mr. Leslie, which gives rise to reimbursements from the Company to that entity. These costs were approximately $24,300, $22,800 and $3,400 in 2005, 2004 and 2003, respectively.

During the years ended December 31, 2005 and 2004, the Company paid fees to its directors of $8,750 and $11,000, respectively, in exchange for their roles as members of the board of directors and its related committees. Additionally, in May 2005, the Company issued 22,500 shares of restricted stock to directors in lieu of cash fees for their roles as members of the board of directors and its related committees for the year ended December 31, 2005. These restricted shares vested ratably at the end of each quarter ending June, September and December 2005, respectively.

The Company acquired CPOC on May 1, 2004 and in connection with that acquisition, it assumed a $500,000 note payable to Kevin Hayes, who is currently the Chairman of CPOC, and it entered into the Acquisition Note with Mr. Hayes. During the year ended December 31, 2005 and the period from the acquisition date through December 31, 2004, CPOC paid $1,198,000 and $720,000, respectively to Mr. Hayes for principal and interest under the assumed note and the Acquisition Note.

Mr. Leslie, the Company's Chairman, also serves as an advisor to the Board of Directors of CRESA Partners, LLC, a national real estate services firm. Also, Kevin Hayes, the Chairman of CPOC serves as the Chief Executive Officer of CRESA Partners, LLC.

In April 2004, the Company invested approximately $97,000 through ASE Investments for a 24.75% interest in Fairways 36864, LP, (whose other partners also included the Fairways Members) that participated in the development of and leaseback of single tenant commercial properties. In August and October 2004, respectively, these properties were sold and the Company recognized investment income of $84,000 in addition to the return of its original investment of $97,000.

The Company made an investment in Fairways 03 New Jersey, LP in December 2003, along with the Fairways Members and on substantially the same terms as the other limited partners in Fairways 03 New Jersey, LP. As discussed in Note 17, the Company agreed to indemnify the other partners of Fairways 03 New Jersey, LP (who are also the Fairways Members) for its 20% pro rata partnership interest of a guarantee of bank indebtedness which the partners provided to a bank. The limit of the Company's indemnification under this agreement is $520,000. In December 2005, this bank debt was paid in full by Fairways 03 New Jersey LP and the Company's limited indemnification agreement was cancelled.

Effective September 1, 2005, Capital Markets entered into an advisory services agreement with Fairways Equities whereby Fairways Equities will provide all of the professional and administrative services required by Capital Markets. In exchange, Capital Markets will pay Fairways Equities an administrative fee of 25% of gross revenues and a compensation fee of 40% of gross revenues, as compensation to the principals working on the transaction that generated the corresponding revenues. Under the terms of the agreement, Fairways Equities assumed all of the administrative expenses, including payroll, of CRESA Capital Markets. Fairways Equities will only receive payments under the agreement if the Fairways Members close a real estate capital markets advisory transaction that generates revenue for Capital Markets. The impact of this agreement on Capital Markets is that it will have no administrative expenses or cash requirements unless it closes a revenue generating transaction. The principals in Capital Markets are also the four members of Fairways Equities. During the year ended December 31, 2005, Capital Markets paid compensation fees to Fairways Equities under the advisory services agreement of approximately $233,000.

19. Unaudited Quarterly Financial Data for 2005 and 2004:

CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands except per share amounts)

	Quarters Ended 2005				2005
	March 31	June 30	Sept. 30	Dec. 31	YTD
Revenue	$ 10,881	$ 10,115	$ 9,762	$ 13,030	$ 43,788
Gross Profit	3,373	2,831	3,057	4,363	13,624
Income (loss) from continuing operations	(46)	(450)	(174)	1,388	718
Discontinued operations	47	11	(508)	(203)	(653)
Net income (loss)	1	(439)	(682)	1,185	65
Basic income (loss) per share:					
Continuing operations	(0.00)	(0.00)	(0.10)	0.06	0.03
Discontinued operations	0.00	0.00	(0.02)	(0.01)	(0.03)
Net income (loss) per share, basic	0.00	(0.02)	(0.03)	0.05	0.00
Diluted income (loss) per share:					
Continuing operations	(0.00)	(0.02)	(0.01)	0.06	0.03
Discontinued operations	0.00	0.00	(0.02)	(0.01)	(0.03)
Net income (loss) per share, diluted	0.00	(0.02)	(0.03)	0.05	0.00
Weighted average shares, basic	21,933	21,965	22,014	22,114	22,007
Weighted average shares, diluted	22,512	21,965	22,014	22,719	22,878

	Quarters Ended 2004				2004
	March 31	June 30	Sept. 30	Dec. 31	YTD
Revenue	$ 1,222	$ 9,497	$ 9,831	$ 11,075	$ 31,625
Gross Profit	609	2,963	3,125	3,356	10,053
Income (loss) from continuing operations	(111)	70	(39)	(7)	(87)
Discontinued operations	5	144	42	145	336
Net loss	(106)	214	3	138	249
Basic income (loss) per share:					
Continuing operations	(0.01)	0.00	(0.00)	(0.00)	(0.00)
Discontinued operations	0.00	0.01	0.00	0.01	0.02
Net income (loss) per share, basic	(0.00)	0.01	0.00	0.01	0.01
Diluted income (loss) per share:					
Continuing operations	(0.01)	0.00	(0.00)	(0.00)	(0.00)
Discontinued operations	0.00	0.01	0.00	0.01	0.02
Net income (loss) per share, diluted	(0.00)	0.01	0.00	0.01	0.01
Weighted average shares, basic	21,666	21,733	21,883	21,933	21,804
Weighted average shares, diluted	21,666	21,925	22,419	22,600	22,389

The quarterly earnings per share information will not tie across due to the different number of weighted average shares.

20. Subsequent Events

Subsequent to December 31, 2005, the Company settled class action securities litigation for a confidential amount, which was paid by the Company's directors and officers insurance carrier. Accordingly, the district court entered a final judgment dismissing the claims against the Company with prejudice on February 24, 2006. See Note 17 for further information regarding this litigation matter.

21. Segment Information

The Company is organized in three segments: (i) healthcare, (ii) real estate advisory services and (iii) corporate and other businesses. The healthcare segment consists of the operations of DHI, while the real estate advisory services segment consists of the operations of the CRESA Partners of Orange County LP and CRESA Capital Markets Group LP. Key measures used by the Company's management to evaluate business segment performance include revenue, cost of sales, gross profit, investment income and EBITDA. EBITDA is calculated as net income before deducting interest, taxes, depreciation and amortization. Although EBITDA is not a measure of actual cash flow because it does not consider changes in assets and liabilities that may impact cash balances, the Company believes it is a useful metric to evaluate operating performance.

Statements of operations and balance sheet data for the Company's principal business segments for the years ended December 31, 2005 and 2004 are as follows (000's omitted):

	Years Ended December 31,							
	Healthcare		Real Estate Services		Corporate and Other		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenue	$ 29,957	$ 21,866	$ 13,831	$ 9,759	$ -	$ -	$ 43,788	$ 31,625
Cost of sales	21,959	16,185	8,205	5,387	-	-	30,164	21,572
Gross profit	7,998	5,681	5,626	4,372	-	-	13,624	10,053
Other income	9	19	-	-	64	-	73	19
Equity in income (losses) of equity method investees	-	-	-	-	675	374	675	374
Income (loss) from continuing operations	$ (422)	$ (635)	$ 1,592	$ 1,435	$ (452)	$ (887)	$ 718	$ (87)
Plus:								
Interest Expense (Income)	225	182	444	247	(11)	(24)	658	405
Taxes	-	-	209	166	32	-	241	166
Depreciation & Amortization	291	220	304	216	16	7	611	443
EBITDA from continuing operations	**$ 94**	**$ (233)**	**$ 2,549**	**$ 2,064**	**$ (415)**	**$ (904)**	**$ 2,228**	**$ 927**

	December 31,							
	Healthcare		Real Estate Services		Corporate and Other		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004
Total Assets	$ 8,631	$ 8,811	$ 11,341	$ 10,971	$ 2,026	$ 971	$ 21,998	$ 20,753

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by rule 13a-15(b), the Company, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation as of the end of the period covered by this report, of the effectiveness of the Company's disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report. As required by Rule 13a-15(d), the Company's management, including the Chief Executive Officer also conducted an evaluation of the Company's internal control over financial reporting to determine whether changes occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Based on that evaluation, there has been no such change during the fourth fiscal quarter.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

However, due to the limited size of the Company's staff, there is inherently a lack of segregation of duties related to the authorization, recording, processing and reporting of transactions. In October 2004, we added Gary Boyd as our new Chief Financial Officer which will allow us to implement additional controls related, but not limited to segregation of duties. We will continue to periodically assess the cost versus benefit of adding the resources that would improve segregation of duties and currently, with the concurrence of the board of directors, do not consider the benefits to outweigh the costs of adding additional staff in light of the limited number of transactions related to the company's operations.

Changes in Internal Controls

There were no significant changes in the Company's internal controls that occurred during the last quarter of 2005 that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III.

Certain information required by Part III is incorporated by reference in this Annual Report on Form 10-K from our definitive Proxy Statement for our 2006 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A (the "Proxy Statement").

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is incorporated by reference from the sections of the Proxy Statement captioned "Election of Directors," and "Management—Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance." The policies comprising the Company's code of business conduct and ethics are set forth on the Company's website at http://www.ascendantsolutions.com/ascendant_codeofconduct.pdf.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the sections of the Proxy Statement captioned "Election of Directors," "Management," "Compensation Committee Report" and "Performance Graph."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities authorized for issuance under equity compensation plans at December 31, 2005 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	**915,000(1)**	**$0.26**	**2,610,000 (2)**
Equity compensation plans not approved by security holders	**800,000 (3)**	**$1.70**	**0**
Total	**1,715,000**		**2,610,000**

(1) As of December 31, 2005, options to purchase 915,000 shares of common stock were outstanding under the 1999 Long Term Incentive Plan.

(2) As of December 31, 2005, 550,000 shares of restricted stock were issued under the 2002 Equity Incentive Plan. These shares are not included in the number of securities remaining available for future issuance.

(3) This includes 800,000 warrants issued in February 1999, which were approved by the Board of Directors (we were not a public company at the time). In September 2002, our Board of Directors authorized the extension of the maturity of these warrants, which are held by Jonathan Bloch, one of our directors, from February 5, 2004 to February 5, 2006. The warrants have an exercise price ranging from $1.00-$3.00 per share. These warrants expired unexercised in February 2006.

Additional information required by this Item is incorporated by reference from the section of the Proxy Statement captioned "Stock Ownership."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference from the section of the Proxy Statement captioned "Management."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference from the section of the Proxy Statement captioned "Independent Auditors."

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. *Financial Statements:* See "Index to Consolidated Financial Statements and Supplementary Data" under Part II, Item 8 of this Annual Report on Form 10-K.

   Unconsolidated subsidiaries

   The audited financial statements of Fairways Frisco, L.P. and Fairways 03 New Jersey, L.P. are filed hereto as Exhibits 99.8 and 99.9, respectively, pursuant to Rule 3-09 of Regulation S-X. The Company is not required to provide any other financial statements pursuant to Rule 3-09 of Regulation S-X.

2. All other schedules are omitted because they are not applicable or the required information is included in the Company's Consolidated Financial Statements or Notes thereto included in this Annual Report on Form 10-K.

3. *Exhibits:* The exhibits listed on the accompanying Index to Exhibits immediately following the certifications are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 12, 2006.

ASCENDANT SOLUTIONS, INC.

By: /s/ David E. Bowe
David E. Bowe
President and Chief Executive Officer (Duly Authorized Officer and Principal Executive Officer)

By: /s/ Gary W. Boyd
Gary W. Boyd
Vice President-Finance and Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on the 12th day of April 2006, below by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ James C. Leslie James C. Leslie	Chairman of the Board
/s/ David E. Bowe David E. Bowe	Director, President and Chief Executive Officer,
/s/ Anthony J. LeVecchio Anthony J. LeVecchio	Director, Audit Committee Chairman
/s/ Jonathan R. Bloch Jonathan R. Bloch	Director
/s/ Will Cureton Will Cureton	Director

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and between ASD Systems, Inc. d/b/a Ascendant Solutions, a Texas corporation, and Ascendant Solutions, Inc., a Delaware corporation (Exhibit 2.1) (1)
2.2	Stock Purchase Agreement by and between ASDS of Orange County, Inc., a Delaware corporation f/k/a Orange County Acquisition Corp. and Kevin Hayes dated March 23, 2004 (Exhibit 2.1) (2)
2.3	ASDS of Orange County, Inc. Promissory Note due May 1, 2007 (Exhibit 2.2) (2)
3.1	Certificate of Incorporation of Ascendant Solutions, Inc. (Exhibit 3.1) (1)
3.2	Bylaws of Ascendant Solutions, Inc. (Exhibit 3.2) (1)
4.1	Specimen of Ascendant Solutions, Inc. Common Stock Certificate (Exhibit 4.1) (1)
4.2	1999 Long-Term Incentive Plan for ASD Systems, Inc. (Exhibit 4.2) (3)
4.3	Form of Stock Option Agreement under 1999 Long-Term Incentive Plan (Exhibit 4.3) (3)
10.1	Form of Indemnification Agreement with directors (Exhibit 10.10) (3)
10.2	Form of Warrant granted to affiliates of CKM Capital LLC (Exhibit 10.15) (3)
10.3	Stock Option Agreement dated as of March 14, 2002 between Ascendant Solutions, Inc. and David E. Bowe (Exhibit 10.6) (4)
10.4	Stock Option Agreement dated as of March 14, 2002 between Ascendant Solutions, Inc. and James C. Leslie (Exhibit 10.7) (4)
10.7	Asset Purchase Agreement between Dougherty's Holdings, Inc. and Park Pharmacy Corporation dated December 9, 2003 (Exhibit 2.1) (5)
10.8	First Amendment to the Asset Purchase Agreement between Dougherty's Holdings, Inc. and Park Pharmacy Corporation dated February 27, 2004 (Exhibit 2.2) (6)
10.9	Amended Warrant Agreement dated as of July 21, 2003 between Ascendant Solutions, Inc. and affiliates of CKM Capital LLC (Exhibit 10.10) (7)
10.10	Parent Guaranty dated as of May 1, 2004, by and among Ascendant Solutions, Inc., ASDS Orange County, Inc., a Delaware corporation, and the successor corporation of the merger of Orange County Acquisition Corp. and CRESA Partners of Orange County, Inc. (Exhibit 10.1) (8)
10.11	Parent Pledge Agreement dated May 1, 2004, by and between Ascendant Solutions, Inc. and Kevin J. Hayes (Exhibit 10.2) (8)
10.12	Subsidiary Guaranty dated as of May 1, 2004 by and among CRESA Partners of Orange County, LP, a Delaware limited partnership, ASDS Orange County, Inc., a Delaware corporation, and the successor corporation of the merger of Orange County Acquisition Corp. and CRESA Partners of Orange County, Inc. (Exhibit 10.3) (8)
10.13	Amended Promissory Note of CRESA Partners of Orange County, Inc. dated August 12, 2004, payable to the order of Kevin J. Hayes (Exhibit 10.1) (9)
10.14	Restricted Stock Agreement dated October 18, 2004, between Ascendant Solutions, Inc. and Gary W. Boyd (Exhibit 1.01) (10)
10.15	Master Agreement Regarding Frisco Square Partnerships dated December 31, 2004 (Exhibit 10.1) (11)
10.16	Participation Agreement between Ascendant Solutions, Inc. and Fairways Partners, LLC dated August 2003 (Exhibit 10.16) (12)
10.17	Restricted Stock Agreement dated June 25, 2004, between Ascendant Solutions, Inc. and Anthony J. LeVecchio (Exhibit 10.17) (12)
10.18	Amended and Restated Agreement of Limited Partnership of Fairways Frisco, L.P. effective December 30, 2004 (Exhibit 10.18) (12)
10.19	Promissory note payable from Ascendant Solutions, Inc. to Comerica Bank dated April 11, 2005 (Exhibit 10.1) (14)
10.20	Fee allocation agreement dated May 31, 2005 between Fairways Equities, LLC and Ascendant Solutions, Inc. (Exhibit 10.2) (14)

10.21	Advisory Services Agreement between CRESA Capital Markets Group, LP, Fairways Equities, LLC and Ascendant Solutions, Inc. dated September 1, 2005 (Exhibit 10.1)(15)
10.22	Form of Restricted Stock Agreement between Ascendant Solutions, Inc. and non-employee directors (Exhibit 1.01) (17)
10.23	Promissory note payable from Ascendant Solutions, Inc. to Comerica Bank dated September 13, 2005 (Exhibit 10.01) (18)
21.1	Subsidiaries of Ascendant Solutions, Inc.*
23.1	Consent of Hein & Associates, LLP *
23.2	Consent of BDO Seidman, LLP *
31.1	Written Statement of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Written Statement of Vice President-Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification of Ascendant Solutions, Inc. Annual Report on Form 10-K for the period ended December 31, 2005, by David Bowe as President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
32.2	Certification of Ascendant Solutions, Inc. Annual Report on Form 10-K for the period ended December 31, 2005, by Gary Boyd as Vice President-Finance and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.1	Certificate of Incorporation for Orange County Acquisition Corp. (Exhibit 99.1) (8)
99.2	Certificate of Ownership and Merger of Staubach Company - West, Inc. into Orange Co. (Exhibit 99.2) (8)
99.3	Table reflecting certain ownership after giving effect to the transactions contemplated by the Master Agreement (Exhibit 99.1) (11)
99.4	Table reflecting certain ownership after giving effect to the termination of the Master Agreement and other changes (Exhibit 99.1) (16)
99.5	Office Building Sublease Agreement between Ascendant Solutions, Inc. and Holt Lunsford Commercial, Inc. dated March 16, 2005 (Exhibit 99.1) (14)
99.6	Press release dated November 3, 2005 (Exhibit 99.1) (18)
99.7	Press release dated January 3, 2006 (Exhibit 99.1) (19)
99.8	Audited consolidated financial statements of Fairways Frisco, L.P. and Subsidiaries for the year ended December 31, 2005 pursuant to Rule 3-09 of Regulation S-X*
99.9	Audited financial statements of Fairways 03 New Jersey, L.P. for the year ended December 31, 2005 pursuant to Rule 3-09 of Regulation S-X*

(1) Incorporated by reference to the exhibits shown in parenthesis filed in our current report on Form 8-K filed October 23, 2000.

(2) Incorporated by reference to the exhibits shown in parenthesis filed in our current report on Form 8-K/A filed July 21, 2004.

(3) Incorporated by reference to the exhibits shown in parenthesis filed in our Registration Statement on Form S-1, File No. 333-85983.

(4) Incorporated by reference to the exhibits shown in parenthesis filed in our annual report on Form 10-K for the fiscal year ended December 31, 2002.

(5) Incorporated by reference to the exhibits shown in parenthesis filed in our current report on Form 8-K filed December 11, 2003.

(6) Incorporated by reference to the exhibits shown in parenthesis filed in our current report on Form 8-K filed March 29, 2004.

(7) Incorporated by reference to the exhibits shown in parenthesis filed in our annual report on Form 10-K for the fiscal year ended December 31, 2003.

(8) Incorporated by reference to the exhibits shown in parenthesis filed in our quarterly report on Form 10-Q for the period ended June 30, 2004.

(9) Incorporated by reference to the exhibits shown in parenthesis filed in our quarterly report on Form 10-Q for the period ended September 30, 2004.
(10) Incorporated by reference to the exhibits shown in parenthesis filed in our current report on Form 8-K filed October 19, 2004.
(11) Incorporated by reference to the exhibits shown in parenthesis filed in our current report on Form 8-K filed January 7, 2005.
(12) Incorporated by reference to the exhibits shown in parenthesis filed in our annual report on Form 10-K for the fiscal year ended December 31, 2004.
(13) Incorporated herein by reference to the exhibits shown in parenthesis filed in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2005
(14) Incorporated herein by reference to the exhibits shown in parenthesis filed in our quarterly report on Form 10-Q for the quarterly period ended June 30, 2005.
(15) Incorporated herein by reference to the exhibits shown in parenthesis filed in our quarterly report on Form 10-Q for the quarterly period ended September 30, 2005.
(16) Incorporated by reference to the exhibits shown in parenthesis filed in our current report on Form 8-K filed April 29, 2005.
(17) Incorporated by reference to the exhibits shown in parenthesis filed in our current report on Form 8-K filed May 24, 2005.
(18) Incorporated by reference to the exhibits shown in parenthesis filed in our current report on Form 8-K filed September 15, 2005.
(19) Incorporated by reference to the exhibits shown in parenthesis filed in our current report on Form 8-K filed November 4, 2005.
(20) Incorporated by reference to the exhibits shown in parenthesis filed in our current report on Form 8-K filed January 3, 2006.

* Filed herewith

Executive Compensation Plans and Arrangements

The following is a list of all executive compensation plans and arrangements required to be filed as an exhibit to this Form 10-K:

1. 1999 Long-Term Incentive Plan for ASD Systems, Inc. (filed as Exhibit 4.2 hereto and incorporated by reference to Exhibit 4.2 filed in our Registration Statement on Form S-1, File No. 333-85983)
2. Form of Stock Option Agreement under 1999 Long-Term Incentive Plan (filed as Exhibit 4.3 hereto and incorporated by reference to Exhibit 4.3 filed in our Registration Statement on Form S-1, File No. 333-85983)
3. Stock Option Agreement dated as of March 14, 2002 between Ascendant Solutions, Inc. and David E. Bowe (filed hereto as Exhibit 10.3 and incorporated by reference to Exhibit 10.6 filed in our annual report on Form 10-K for the fiscal year ended December 31, 2002)
4. Stock Option Agreement dated as of March 14, 2002 between Ascendant Solutions, Inc. and James C. Leslie (filed hereto as Exhibit 10.4 and incorporated by reference to Exhibit 10.7 filed in our annual report on Form 10-K for the fiscal year ended December 31, 2002)
5. Restricted Stock Agreement dated October 18, 2004, between Ascendant Solutions, Inc. and Gary W. Boyd (filed hereto as Exhibit 10.14 and incorporated by reference to Exhibit 1.01 filed in our current report on Form 8-K filed October 19, 2004)
6. Restricted Stock Agreement dated June 25, 2004, between Ascendant Solutions, Inc. and Anthony J. LeVecchio (filed as Exhibit 10.17 hereto and Incorporated by reference to Exhibit10.17 filed in our annual report on Form 10-K for the fiscal year ended December 31, 2004)
7. Form of Restricted Stock Agreement between Ascendant Solutions, Inc. and non-employee directors (filed hereto as Exhibit 10.22 and incorporated by reference to the exhibits shown in parenthesis filed in our current report on Form 8-K filed May 24, 2005)

COMPLEXITY



WHERE OTHERS SEE COMPLEXITY, WE SEE BEAUTY, AND OPPORTUNITY. COMPLEXITY INSPIRES OUR CREATIVITY. ASCENDANT SOLUTIONS, A DIVERSIFIED FINANCIAL SERVICES COMPANY, MAKES ACQUISITIONS AND INVESTMENTS THAT REQUIRE CREATIVE SOLUTIONS.

SOLUTIONS



V
A
L
U
E

ASCENDANT SOLUTIONS PRIDES ITSELF ON ADDING VALUE TO THE ENTERPRISES WE ACQUIRE OR INVEST IN, GIVING THEM A RENEWED OPPORTUNITY FOR GROWTH AND SUCCESS. WE PROVIDE CAPITAL, TRANSACTIONAL AND FINANCING EXPERTISE, AND MANAGEMENT AND OPERATIONAL PERSPECTIVE. ASCENDANT SOLUTIONS MEANS INNOVATIVE SOLUTIONS.